SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

June 23, 2026

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

BANCO MACRO SA

Condensed Interim Financial Statements as of March 31, 2026,
together with the Reports on Review of Interim Financial

Statements

BANCO MACRO SA

CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2026

CONTENT

Cover Sheet

Condensed Consolidated Interim Financial Statements
Condensed Consolidated Interim Statement of Financial Position
Condensed Consolidated Interim Statement of Income
Condensed Consolidated Interim Statement of Other Comprehensive Income
Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity
Condensed Consolidated Interim Statement of Cash Flows

Notes to the Condensed Consolidated Interim Financial Statements
Note 1: Corporate Information
Note 2: Operations of the Bank
Note 3: Basis for the Preparation of These Financial Statements and Applicable Accounting Standards
Note 4: Contingent Transactions
Note 5: Debt Securities at Fair Value through Profit or Loss
Note 6: Other Financial Assets
Note 7: Loans and Other Financing
Note 8: Loss Allowance for Expected Credit Losses on Credit Exposures Not Measured at Fair Value through Profit or Loss
Note 9: Other Debt Securities
Note 10: Fair Value Quantitative and Qualitative Disclosures
Note 11: Business Combinations
Note 12: Investments in Associates and Joint Ventures
Note 13: Other Non-financial Assets
Note 14: Related Parties
Note 15: Deposits
Note 16: Other Financial Liabilities
Note 17: Provisions
Note 18: Other Non-financial Liabilities
Note 19: Employee Benefits Payable
Note 20: Analysis of Financial Assets to be Recovered and Financial Liabilities to be Settled
Note 21: Disclosures by Operating Segment
Note 22: Income Tax
Note 23: Commissions Income
Note 24: Differences in Quoted Prices of Gold and Foreign Currency
Note 25: Other Operating Income
Note 26: Employee Benefits
Note 27: Administrative Expenses
Note 28: Other Operating Expenses
Note 29: Additional Disclosures in the Statement of Cash Flows
Note 30: Capital Stock

BANCO MACRO SA

CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2026

CONTENT (contd.)

Notes to the Condensed Consolidated Interim Financial Statements (contd.)
Note 31: Earnings per Share – Dividends
Note 32: Deposit Guarantee Insurance
Note 33: Restricted Assets
Note 34: Trust Activities
Note 35: Compliance with CNV Regulations
Note 36: Accounting Items that Identify the Compliance with Minimum Cash Requirements
Note 37: Penalties Applied to the Bank and Summary Proceedings Initiated by the BCRA
Note 38: Corporate Bonds Issuance
Note 39: Off Balance Sheet Transactions
Note 40: Tax and Other Claims
Note 41: Restriction on Dividends Distribution
Note 42: Capital Management, Corporate Governance Transparency Policy and Risk Management
Note 43: Changes in the Argentine Macroeconomic Environment and Financial and Capital Markets
Note 44: Events After Reporting Period
Note 45: Accounting Principles – Explanation Added for Translation into English

Consolidated Exhibits
Exhibit B: Classification of Loans and Other Financing by Situation and Collateral Received
Exhibit C: Concentration of Loans and Financing Facilities
Exhibit D: Breakdown of Loans and Other Financing by Terms
Exhibit F: Changes in Property, Plant and Equipment
Exhibit G: Changes in Intangible Assets
Exhibit H: Deposit Concentration
Exhibit I: Breakdown of Financial Liabilities for Residual Terms
Exhibit J: Changes in Provisions
Exhibit L: Foreign Currency Amounts
Exhibit Q: Breakdown of Statement of Income
Exhibit R: Value Adjustment for Credit Losses – Allowances for Uncollectibility Risk

Condensed Separate Interim Financial Statements
Condensed Separate Interim Financial Statements
Notes to the Condensed Separate Interim Financial Statements
Condensed Separate Exhibits

BANCO MACRO SA

Corporate Name: Banco Macro SA

Registered Office: Avenida Eduardo Madero 1182 – Autonomous City of Buenos Aires

Corporate Purpose and Main Activity: Commercial Bank

Central Bank of Argentina: Authorized as “Argentine Private Bank” under No. 285

Registered with the Public Registry of Commerce: Under No. 1,154 - By-laws Book No. 2, Page No. 75, dated March 8, 1967

By-laws Expiry Date: March 8, 2066

Registration with the IGJ (Argentine Regulatory Agency of Business Associations): Under No. 9,777 – Corporations Book No. 119 Volume A of Sociedades Anónimas, dated October 8, 1996

Personal Tax Identification Number: 30-50001008-4

Registration Dates of Amendments to By-laws:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012, August 2, 2014, July 15, 2019, May 27, 2025.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2026, AND DECEMBER 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of ARS in constant currency)

Items	Notes	Exhibits	03/31/2026	12/31/2025
ASSETS
Cash and deposits in banks	10		4,603,823,252	4,754,676,730
Cash			521,868,330	594,782,816
Central Bank of Argentina			2,840,216,661	3,332,763,206
Other local and foreign entities			1,241,647,817	827,022,836
Other			90,444	107,872
Debt securities at fair value through profit or loss	5 and 10		1,283,112,882	1,084,656,828
Derivative financial instruments	10		7,997,502	8,696,391
Repo transactions	10		101,725,921	198,256,087
Other financial assets	6, 8 and 10	R	614,033,544	784,162,635
Loans and other financing	7, 8 and 10	B, C, D and R	10,629,925,103	11,719,471,052
Non-financial public sector			248,132,123	250,041,035
Other financial entities			90,732,240	128,750,730
Non-financial private sector and foreign residents			10,291,060,740	11,340,679,287
Other debt securities	8, 9 and 10	R	4,770,098,201	4,833,841,068
Financial assets delivered as guarantee	10 and 33		317,029,826	379,983,626
Equity instruments at fair value through profit or loss	10		28,016,296	33,090,524
Investments in associates and joint ventures	12		113,261,492	6,749,914
Property, plant and equipment		F	1,122,097,651	1,141,578,513
Intangible assets		G	194,477,465	200,119,578
Deferred income tax assets	22		130,482,226	25,279,218
Other non-financial assets	13		172,144,345	167,282,348
Non-current assets held for sale			112,206,185	103,002,798
TOTAL ASSETS			24,200,431,891	25,440,847,310

1	Jorge Pablo Brito Chairman

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2026, AND DECEMBER 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of ARS in constant currency)

Items	Notes	Exhibits	03/31/2026	12/31/2025
LIABILITIES
Deposits	10 and 15	H and I	13,989,605,897	14,983,347,567
Non-financial public sector			783,053,591	699,185,379
Financial sector			20,014,096	20,377,207
Non-financial private sector and foreign residents			13,186,538,210	14,263,784,981
Liabilities at fair value through profit or loss	10	I	8,091,297	16,105,811
Derivative financial instruments	10	I	5,358,270	545,820
Other financial liabilities	10 and 16	I	1,637,453,997	1,957,527,554
Financing received from the BCRA and other financial institutions	10	I	95,561,152	167,712,818
Issued corporate bonds	10 and 38	I	1,292,144,240	829,117,913
Current income tax liabilities	22		478,626,588	339,408,701
Subordinated corporate bonds	10 and 38	I	172,735,044	643,555,869
Provisions	17	J and R	65,105,917	78,467,388
Deferred income tax liabilities	22		1,552,171	1,697,888
Other non-financial liabilities	18		595,396,658	693,790,643
TOTAL LIABILITIES			18,341,631,231	19,711,277,972

SHAREHOLDERS’ EQUITY
Capital stock	30		639,413	639,413
Non-capitalized contributions			12,429,781	12,429,781
Capital adjustments			1,806,370,293	1,806,370,293
Earnings reserved			3,589,477,607	3,589,477,607
Retained earnings			317,862,958	1,035,579
Accumulated other comprehensive income			(11,049,169)	(522,849)
Net income of the period / fiscal year			140,238,562	316,827,379
Net shareholders’ equity attributable to controlling interests			5,855,969,445	5,726,257,203
Net shareholders’ equity attributable to non-controlling interests			2,831,215	3,312,135
TOTAL SHAREHOLDERS’ EQUITY			5,858,800,660	5,729,569,338
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			24,200,431,891	25,440,847,310

Notes 1 to 45 to the Condensed Consolidated Interim Financial Statements and Exhibits B to D, F to J, L, Q, and R are an integral part of these Condensed Consolidated Interim Financial Statements.

2	Jorge Pablo Brito Chairman

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2026 AND 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of ARS in constant currency)

Items	Notes	Exhibits	Quarter Ended 03/31/2026	Quarter Ended 03/31/2025
Interest income		Q	1,460,927,318	1,149,333,655
Interest expense		Q	(485,733,783)	(381,309,410)
Net interest income			975,193,535	768,024,245
Commissions income	23	Q	223,450,485	225,146,184
Commissions expense		Q	(19,281,455)	(30,904,681)
Net commissions income			204,169,030	194,241,503
Subtotal (Net interest income plus Net commissions income)			1,179,362,565	962,265,748
Net gain from measurement of financial instruments at fair value through profit or loss		Q	84,367,594	88,087,001
Profit from sold or derecognized assets at amortized cost			70,160,399
Differences in quoted prices of gold and foreign currency	24		61,114,728	8,513,991
Other operating income	25		75,203,910	90,820,387
Credit loss expense on financial assets			(238,807,423)	(87,482,636)
Net operating income			1,231,401,773	1,062,204,491
Employee benefits	26		(231,901,154)	(225,894,304)
Administrative expenses	27		(117,854,621)	(114,838,376)
Depreciation and amortization of fixed assets		F and G	(46,660,216)	(49,188,567)
Other operating expenses	28		(265,161,378)	(211,072,133)
Operating income			569,824,404	461,211,111
Loss from associates and joint ventures	12		(7,304,259)	(684,492)
Loss on net monetary position			(349,831,909)	(354,237,461)
Income before tax on continuing operations			212,688,236	106,289,158
Income tax on continuing operations	22.c)		(72,930,594)	(45,688,006)
Net income from continuing operations			139,757,642	60,601,152
Net income of the period			139,757,642	60,601,152
Net income of the period attributable to controlling interests			140,238,562	59,473,847
Net (loss) / income of the period attributable to non-controlling interests			(480,920)	1,127,305

3	Jorge Pablo Brito Chairman

CONSOLIDATED EARNINGS PER SHARE
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2026 AND 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of ARS in constant currency)

Items	Quarter Ended 03/31/2026	Quarter Ended 03/31/2025
Net profit attributable to parent’s shareholders	140,238,562	59,473,847
Plus: Potential dilutive effect inherent to common shares
Net profit attributable to parent’s shareholders adjusted for dilution	140,238,562	59,473,847
Weighted average of outstanding common shares of the period	639,390	639,413
Plus: Weighted average of additional common shares with dilutive effects
Weighted average of outstanding common shares of the period adjusted for dilution	639,390	639,413
Basic earnings per share (in ARS)	219.3318	93.0132

4	Jorge Pablo Brito Chairman

CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2026 AND 2025

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

Items	Notes	Exhibits	Quarter Ended 03/31/2026	Quarter Ended 03/31/2025
Net income of the period			139,757,642	60,601,152
Items of Other Comprehensive Income that will be reclassified to profit or loss of the period
Foreign currency translation differences from Financial Statements conversion			(10,513,542)	(2,759,517)
Foreign currency translation differences of the period			(10,513,542)	(2,759,517)
Profit or loss from financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))			(12,778)	(213,743)
Profit or loss of the period from financial instruments at fair value through other comprehensive income (FVOCI)		Q	(12,286)	(599,611)
Reclassification of the period				747,049
Income tax	22.c)		(492)	(361,181)
Total other comprehensive loss that will be reclassified to profit or loss of the period			(10,526,320)	(2,973,260)
Total other comprehensive loss			(10,526,320)	(2,973,260)
Total comprehensive income of the period			129,231,322	57,627,892
Total comprehensive income attributable to controlling interests			129,712,242	56,500,587
Total comprehensive (loss) / income attributable to non-controlling interests			(480,920)	1,127,305

Notes 1 to 45 to the Condensed Consolidated Interim Financial Statements and Exhibits B to D, F to J, L, Q, and R are an integral part of these Condensed Consolidated Interim Financial Statements.

5	Jorge Pablo Brito Chairman

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2026

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

		Capital Stock		Non- capitalized Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding Shares	In Treasury	Additional Paid-in Capital	Capital Adjustments	Accumulated Foreign Currency Translation Difference From Financial Statements Conversion	Other	Legal	Other	Retained Earnings	Total Controlling Interests	Total Non- controlling Interests	Total Equity
Restated amount at the beginning of the fiscal year		639,390	23	12,429,781	1,806,370,293	(533,445)	10,596	1,532,731,179	2,056,746,428	317,862,958	5,726,257,203	3,312,135	5,729,569,338
Total comprehensive income of the period
- Net income / (loss) of the period										140,238,562	140,238,562	(480,920)	139,757,642
- Other comprehensive loss of the period						(10,513,542)	(12,778)				(10,526,320)		(10,526,320)
Amount at the end of the period		639,390	23	12,429,781	1,806,370,293	(11,046,987)	(2,182)	1,532,731,179	2,056,746,428	458,101,520	5,855,969,445	2,831,215	5,858,800,660

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2025

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

		Capital Stock	Non- capitalized Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding Shares	Additional Paid-in Capital	Capital Adjustments	Accumulated Foreign Currency Translation Difference From Financial Statements Conversion	Other	Legal	Other	Retained Earnings	Total Controlling Interests	Total Non- controlling Interests	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	1,806,370,293	(5,721,755)	(8,305,008)	1,442,714,571	2,129,732,628	452,229,552	5,830,089,475	2,346,012	5,832,435,487
Total comprehensive income of the period
- Net income of the period									59,473,847	59,473,847	1,127,305	60,601,152
- Other comprehensive loss of the period					(2,759,517)	(213,743)				(2,973,260)		(2,973,260)
Other changes											637,299	637,299
Amount at the end of the period		639,413	12,429,781	1,806,370,293	(8,481,272)	(8,518,751)	1,442,714,571	2,129,732,628	511,703,399	5,886,590,062	4,110,616	5,890,700,678

Notes 1 to 45 to the Condensed Consolidated Interim Financial Statements and Exhibits B to D, F to J, L, Q, and R are an integral part of these Condensed Consolidated Interim Financial Statements.

6	Jorge Pablo Brito Chairman

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2026 AND 2025

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

Items	Notes	03/31/2026	03/31/2025
Cash flows from operating activities
Income of the period before income tax		212,688,236	106,289,158
Adjustment for the total monetary effect of the period		349,831,909	354,237,461
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		46,660,216	49,188,567
Credit loss expense on financial assets		238,807,423	87,482,636
Difference in quoted prices of foreign currency		105,465,337	(82,994,822)
Other adjustments		(76,020,110)	(91,292,695)

Net increase / decrease from operating assets:
Debt securities at fair value through profit or loss		(127,267,314)	126,489,468
Derivative financial instruments		698,889	5,497,496
Repo transactions		129,658,548	(74,615,221)
Loans and other financing
Non-financial public sector		1,908,912	17,125,929
Other financial entities		38,018,490	(51,638,975)
Non-financial private sector and foreign residents		776,485,793	(1,871,602,300)
Other debt securities		107,114,556	164,381,618
Financial assets delivered as guarantee		62,953,800	43,541,781
Equity instruments at fair value through profit or loss		5,074,228	(13,086,334)
Other assets		56,913,112	204,791,898
Net increase / decrease from operating liabilities:
Deposits
Non-financial public sector		83,868,212	181,179,089
Financial sector		(363,111)	(1,133,515)
Non-financial private sector and foreign residents		(1,077,246,771)	463,650,764
Liabilities at fair value through profit or loss		(8,014,514)	1,215,969
Derivative financial instruments		4,812,450	(573,120)
Repo transactions			(27,291,948)
Other liabilities		(300,842,140)	(158,185,472)
Income tax paid		(6,652,811)	(4,613,022)
Total cash from / (used in) operating activities (A)		624,553,340	(571,955,590)

7	Jorge Pablo Brito Chairman

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2026 AND 2025

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

Items	Notes	03/31/2026	03/31/2025
Cash flows from investing activities
Payments:
Acquisition of PPE, intangible assets and other assets		(30,572,337)	(48,133,863)
Total cash used in investing activities (B)		(30,572,337)	(48,133,863)
Cash flows from financing activities
Payments:
Dividends	31	(72,587,923)
Non-subordinated corporate bonds		(5,066,043)	(151,467)
Financing from local financial entities		(53,814,148)
Subordinated corporate bonds		(440,336,001)	(3,642,620)
Other payments related to financing activities		(4,886,470)
Collections:
Non-subordinated corporate bonds		616,726,744
Financing from local financial entities			3,210,220
Total cash from / (used in) financing activities (C)		40,036,159	(583,867)
Effect of exchange rate fluctuations (D)		(193,940,811)	109,540,737
Monetary effect on cash and cash equivalents (E)		(424,298,062)	(302,111,896)
Net increase / (decrease) in cash and cash equivalents (A+B+C+D+E)		15,778,289	(813,244,479)
Cash and cash equivalents at the beginning of the fiscal year	29	4,945,545,627	4,122,610,876
Cash and cash equivalents at the end of the period	29	4,961,323,916	3,309,366,397

Notes 1 to 45 to the Condensed Consolidated Interim Financial Statements and Exhibits B to D, F to J, L, Q, and R are an integral part of these Condensed Consolidated Interim Financial Statements.

8	Jorge Pablo Brito Chairman

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the “Bank”) is a business corporation (sociedad anónima) organized in the Argentine Republic that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, through its subsidiaries, the Bank performs transactions as a trustee agent, manager and administrator of mutual funds and renders stock exchange services, electronic payment services and granting of guarantees.

Macro Compañía Financiera SA was created in 1977, as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares are publicly listed on Bolsas y Mercados Argentinos (BYMA, for its acronym in Spanish) since November 1994 and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015, they were authorized to be listed on A3 Mercados SA.

Since 1994, Banco Macro SA’s market strategy has mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial banks and other banking institutions.

On May 18, 2023, Banco Macro SA acquired 100% of the capital stock of Macro Agro SAU. The main purpose of this company is grain brokerage. For further information see also Note 11.

Additionally, on November 2, 2023, the Board of Directors of the Central Bank of Argentina (BCRA, for its acronym in Spanish), authorized the acquisition by Banco Macro SA of 100% of the capital stock of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA.

On January 1, 2025, Banco Macro SA acquired the control of Alianza SGR. The main purpose of this company is the granting of guarantees.

Moreover, on January 22, 2026, Banco Macro SA entered into a joint venture agreement with Telecom Argentina SA and its directly and indirectly controlled companies, Micro Fintech Holding LLC and Micro Sistemas SAU. Through this transaction, the Bank acquired 50% of the capital stock and voting rights of Micro Sistemas SAU for an amount in Argentine pesos (ARS) equivalent to USD 75,000,000. This transaction has the strategic objective of enhancing the growth and regional expansion of that entity, which operates as a payment service provider under the Personal Pay brand.

Additionally, on March 20, 2026, Banco Macro SA and Fintech Digital LLC entered into a stock purchase agreement with the shareholders of Banco Sáenz SA. Pursuant to this agreement, Banco Macro SA and Fintech Digital LLC shall acquire, directly and indirectly, 100% of the outstanding capital stock and voting rights of Banco Sáenz SA, subject to the fulfillment of certain preceding conditions. The purchase price shall be equivalent to the shareholders' equity of Banco Sáenz SA, which will be determined prior to the closing of the transaction, plus USD 2,000,000, subject to potential adjustments that may apply in accordance with the agreement. This strategic transaction is part of the Bank’s expansion into the digital ecosystem. As of the date of issuance of these Condensed Consolidated Interim Financial Statements, the transaction is subject to approval by the BCRA.

On May 27, 2026, the Board of Directors approved the issuance of these Condensed Consolidated Interim Financial Statements.

2.	OPERATIONS OF THE BANK

2.1	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term effective as of January 1, 1996, as the Provincial Government’s exclusive financial agent as well as its revenue collection and obligation payment agent.

On November 25, 1999, December 28, 2006, and October 1, 2018, extensions to such agreement were agreed upon, which are currently in effect until December 31, 2029.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

As of March 31, 2026, and December 31, 2025, the deposits held by the Misiones Provincial Government with the Bank amounted to 121,776,933 and 74,163,225 (including 23,564,464 and 23,002,816 related to court deposits), respectively.

2.2	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term effective as of March 1, 1996, as the Provincial Government’s exclusive financial agent as well as its revenue collection and obligation payment agent.

On February 22, 2005, and August 22, 2014, extensions to such agreements were agreed upon, which were in effect until February 28, 2026. As of the date of issuance of these Condensed Consolidated Interim Financial Statements, the agreement extension is in the final stages of signing.

As of March 31, 2026, and December 31, 2025, the deposits held by the Salta Provincial Government with the Bank amounted to 133,660,520 and 109,135,245 (including 18,822,639 and 17,500,755, related to court deposits), respectively.

Additionally, the Bank granted loans to the Salta Provincial Government and the Municipality of Salta City as of March 31, 2026, and December 31, 2025, for an amount of 12,728 and 8,287, respectively.

2.3	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term effective as of January 12, 1998, as the Provincial Government’s exclusive financial agent as well as its revenue collection and obligation payment agent.

On April 29, 2005, July 8, 2014, and September 26, 2024, extensions to such agreement were agreed upon, which are currently in effect until September 30, 2034.

As of March 31, 2026, and December 31, 2025, the deposits held by the Jujuy Provincial Government with the Bank amounted to 92,513,463 and 98,822,169 (including 22,515,035 and 21,864,612, related to court deposits), respectively.

Additionally, the Bank granted loans to the Jujuy Provincial Treasury as of March 31, 2026, and December 31, 2025, for an amount of 34,809 and 41,996, respectively.

2.4	Agreement with the Tucumán Provincial Government

The Bank acts as an exclusive financial agent and as revenue collection and obligation payment agent of the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena. The services agreements with the Provincial and Municipal Governments are effective through years 2031, 2030 and 2028, respectively. As established in the original agreement, the service agreement with the Municipality of San Miguel de Tucumán was extended until 2028.

As of March 31, 2026, and December 31, 2025, the deposits held by the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena with the Bank amounted to 137,710,073 and 169,249,756 (including 71,430,918 and 71,728,750, related to court deposits), respectively.

Additionally, the Bank granted loans to the Tucumán Provincial Government and the Municipalities of San Miguel de Tucumán and Yerba Buena as of March 31, 2026, and December 31, 2025, for an amount of 80,965,607 and 88,612,369, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Presentation Basis

Applicable Accounting Standards

These Condensed Consolidated Interim Financial Statements of the Bank were prepared in accordance with the accounting framework established by the BCRA, in its Communiqué “A” 6114 as supplemented. Except for the regulatory provisions established by the BCRA, which are explained in the following paragraph, such framework is based on IFRS Accounting Standards (International Financial Reporting Standards) as issued by the IASB (International Accounting Standards Board) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS), and the Interpretations developed by the IFRS Interpretations Committee (IFRIC) or former Standing Interpretations Committee (SIC).

The temporary exemptions established by BCRA to the application of effective IFRS Accounting Standards as issued by the IASB that affect the preparation of these Condensed Consolidated Interim Financial Statements are as follows:

a)	According to Communiqué “A” 6114, as amended and supplemented, and in the convergence process through IFRS Accounting Standards as issued by the IASB, the BCRA established that from fiscal years beginning on or after January 1, 2020, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (items B5.5.1 to B5.5.55), except for the temporary exclusion for the public sector established by Communiqué “A” 6847. As of the date of issuance of these Condensed Consolidated Interim Financial Statements, the Bank is in the process of quantifying the effect of the full application of the abovementioned standard.

b)	Through Communiqué “A” 7014 dated May 14, 2020, the BCRA established for financial institutions that received debt securities of the public sector in a swap transaction, they must be initially recognized at their carrying amount as of the date of the swap transaction, without assessing if they qualify or not for derecognition under IFRS 9 and do not eventually recognize the new instruments at the market value as provided by such IFRS (see Note 9 to the Condensed Consolidated Interim Financial Statements).

If IFRS 9 had been applied, according to an estimation calculated by the Bank, the Statement of Income of the three-month period ended March 31, 2025, would have recorded an increase in “Interest Income” for an amount of 165,000, in “Loss on Net Monetary Position” for an amount of 13,779 and in “Income Tax on Continuing Operations” for an amount of 98,913 and, on the other hand, a decrease in “Net Gain From Measurement of Financial Instruments at Fair Value through Profit or Loss” for an amount of 449,502, and as a counterpart an increase in “Other Comprehensive Income” for that period. These changes would not have resulted into modifications to the total Shareholders’ Equity as of that date or the total Comprehensive Income of the three-month period ended March 31, 2025.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS Accounting Standards as issued by the IASB as currently approved and are applicable to the preparation of these Condensed Consolidated Interim Financial Statements in accordance with the IFRS Accounting Standards as issued by the IASB and adopted by the BCRA through Communiqué “A” 8400. Generally, the BCRA does not allow the anticipated application of any IFRS Accounting Standards, unless otherwise expressly stated.

Basis for Preparation and Consolidation

These Condensed Consolidated Interim Financial Statements as of March 31, 2026, have been prepared in accordance with the accounting framework established by the BCRA as mentioned in the previous section “Applicable Accounting Standards” which, particularly for condensed consolidated interim financial statements, is based on IAS 34 “Interim Financial Reporting”.

For the preparation of these Condensed Consolidated Interim Financial Statements, in addition to section “Measuring Unit” of this note, the Bank has applied the basis for the preparation and consolidation, the accounting policies and the material accounting judgments, estimates and assumptions described in the Consolidated Financial Statements for the fiscal year ended on December 31, 2025, already issued.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

These Condensed Consolidated Interim Financial Statements include all the necessary information for an appropriate understanding, by the users thereof, of the basis for the preparation and disclosure used therein as well as the relevant events and transactions occurred after the issuance of the last annual Consolidated Financial Statements for the fiscal year ended on December 31, 2025, already issued. Nevertheless, the present Condensed Consolidated Interim Financial Statements do not include all the information or all the disclosures required for the annual consolidated financial statements prepared in accordance with the IAS 1 “Presentation of Financial Statements”. Therefore, these Condensed Consolidated Interim Financial Statements must be read together with the annual Consolidated Financial Statements for the fiscal year ended on December 31, 2025, already issued.

As of March 31, 2026, the Bank has consolidated into its Financial Statements the Financial Statements of the following companies:

Subsidiaries	Principal Place of Business	Country	Main Activity
Macro Securities SAU (1) and (6)	Ave. Eduardo Madero 1182 - CABA	Argentina	Stock exchange services

Macro Fiducia SAU	Ave. Eduardo Madero 1182 - 2nd floor - CABA	Argentina	Services

Macro Fondos SGFCISA (2) and (7)	Ave. Eduardo Madero 1182 - 24th floor, Office B - CABA	Argentina	Management and administration of mutual funds

Macro Bank Limited (3)	Caves Village, Building 8 Office 1 - West Bay St., Nassau	Bahamas	Banking entity

Argenpay SAU	Ave. Eduardo Madero 1182 - CABA	Argentina	Electronic payment services

Fintech SGR (Structured entity)	San Martín 140 - 2nd floor - CABA	Argentina	Granting of guarantees

Alianza SGR (Structured entity) (4)	San Martín 140 - 2nd floor - CABA	Argentina	Granting of guarantees

Macro Agro SAU (5)	Santa Fe 1219 - 4th floor - Rosario, Santa Fe	Argentina	Grain Brokerage

(1)	Consolidated with Macro Fondos SGFCISA until December 31, 2024, for its 80.90% equity interest and voting rights. As of January 1, 2025, its equity interest decreased to 25.09% as a result of the merger process, mentioned in (7), through which Macro Fondos SGFCISA absorbed BMA Asset Management SGFCISA.

(2)	Consolidated with the Bank from January 2025, since direct control was obtained in such month through a 74.91% direct equity interest in capital stock and voting rights, as a result of the merger mentioned in (7).

(3)	Consolidated with Sud Asesores (ROU) SA. 100% voting rights – Equity interest: (23,281).

(4)	Consolidated with the Bank from January 2025, as control was obtained in such month.

(5)	Consolidated with the Bank from May 2023, as control was obtained in such month (see Note 11).

(6)	On March 31, 2025, the General Regular and Special Shareholders’ Meeting approved the merger with BMA Valores SA and ratified the prior merger commitment, which was approved on September 11, 2025, by the Argentine Regulatory Agency of Business Associations (IGJ, for its acronym in Spanish).

(7)	On March 31, 2025, the General Regular and Special Shareholders’ Meeting approved the merger with BMA Asset Management SGFCISA and ratified the prior merger commitment, which was approved on September 29, 2025, by the Argentine Regulatory Agency of Business Associations (IGJ, for its acronym in Spanish).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

As of March 31, 2026, and December 31, 2025, the Bank's interest in the companies it consolidates is as follows:

	Shares		Bank’s Interest		Non-controlling Interest
Subsidiaries	Type	Number	Total Capital Stock	Voting Rights	Total Capital Stock	Voting Rights
Macro Securities SAU	Common	13,847,111	100.00%	100.00%
Macro Fiducia SAU	Common	47,387,236	100.00%	100.00%
Macro Fondos SGFCISA	Common	4,136,766	100.00%	100.00%
Macro Bank Limited	Common	39,816,899	100.00%	100.00%
Argenpay SAU	Common	1,001,200,000	100.00%	100.00%
Fintech SGR (Structured entity)	Common	119,993	24.999%	24.999%	75.001%	75.001%
Alianza SGR (Structured entity) (1)	Common	599,955	24.998%	24.998%	75.002%	75.002%
Macro Agro SAU (2)	Common	615,519	100.00%	100.00%

(1)	Interest acquired in November 2023, with control exercising as of January 1, 2025.

(2)	Interest acquired in May 2023 (see Note 11).

Total assets, liabilities and shareholders’ equity of the Bank and all its subsidiaries as of March 31, 2026, and December 31, 2025, are as follows:

	Balances as of 03/31/2026
Entity	Assets	Liabilities	Equity Attributable to the Owners of the Bank	Equity Attributable to Non-controlling Interests
Banco Macro SA	23,501,296,570	17,645,327,125	5,855,969,445
Macro Bank Limited	250,036,510	181,130,776	68,905,734
Macro Securities SAU	626,474,200	539,703,173	86,771,027
Macro Fiducia SAU	2,077,461	48,162	2,029,299
Argenpay SAU	34,753,883	10,924,461	23,829,422
Fintech SGR	60,190,157	57,187,663	750,589	2,251,905
Macro Agro SAU	36,803,251	33,486,667	3,316,584
Macro Fondos SGFCISA	38,430,650	19,722,978	18,707,672
Alianza SGR	13,108,082	12,335,667	193,105	579,310
Eliminations	(362,738,873)	(158,235,441)	(204,503,432)
Consolidated	24,200,431,891	18,341,631,231	5,855,969,445	2,831,215

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

	Balances as of 12/31/2025
Entity	Assets	Liabilities	Equity Attributable to the Owners of the Bank	Equity Attributable to Non-controlling Interests
Banco Macro SA	24,425,082,552	18,698,825,349	5,726,257,203
Macro Bank Limited	304,285,987	226,748,826	77,537,161
Macro Securities SAU	949,666,701	778,928,251	170,738,450
Macro Fiducia SAU	2,086,635	53,268	2,033,367
Argenpay SAU	41,706,961	18,095,091	23,611,870
Fintech SGR	70,227,858	66,495,412	933,087	2,799,359
Macro Agro SAU	63,286,850	59,575,507	3,711,343
Macro Fondos SGFCISA	78,190,088	17,276,257	60,913,831
Alianza SGR	15,825,268	15,141,582	170,910	512,776
Eliminations	(509,511,590)	(169,861,571)	(339,650,019)
Consolidated	25,440,847,310	19,711,277,972	5,726,257,203	3,312,135

The Bank’s Management considers there are no other companies or structured entities to be included in the Condensed Consolidated Interim Financial Statements as of March 31, 2026.

Going Concern

The Bank’s Management has made an assessment of its ability to continue as a going concern and concluded that it has the resources to continue in business for the foreseeable future. Furthermore, the Bank’s Management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these Condensed Consolidated Interim Financial Statements were prepared on a going concern basis.

Transcription into Books

As of the date of issuance of these Condensed Consolidated Interim Financial Statements, they are in the process of being transcribed into the Financial Statements Book (“Libro Balances”) of Banco Macro SA.

Figures Stated in Thousands of ARS

These Condensed Consolidated Interim Financial Statements disclose figures stated in thousands of ARS in terms of purchasing power as of March 31, 2026, and are rounded up to the nearest amount in thousands of ARS, except as otherwise indicated (see section “Measuring Unit” of this note).

Comparative Information

The Condensed Consolidated Interim Statement of Financial Position as of March 31, 2026, is presented comparatively with year-end data of the immediately preceding fiscal year, while the Statement of Income, the Statement of Other Comprehensive Income, the Statement of changes in Shareholders’ Equity and the Statement of Cash Flows for the three-month period ended on that date, are presented comparatively with data as of the same periods of the immediately preceding fiscal year.

The figures related to comparative information have been restated to consider the changes in the general purchasing power of the functional currency and, as a result, are stated in terms of the current measuring unit at the end of the reporting period (see the following section “Measuring Unit”).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

Measuring Unit

These Condensed Consolidated Interim Financial Statements as of March 31, 2026, have been restated to be expressed in the purchasing power currency of that date, in accordance with the provisions of IAS 29 “Financial Reporting in Hyperinflationary Economies” and considering, in addition, specific BCRA rules established by Communiqués “A” 6651, 6849, as amended and supplemented, which established the compulsory application of said method for fiscal years beginning as from January 1, 2020, defining December 31, 2018 as the transition date.

In accordance with the provisions of IAS 29, the Argentine economy presents the characteristics of a hyperinflationary economy, verifying, among other indicators, that the cumulative inflation rate over three years exceeded 100%. For that reason, these Condensed Consolidated Interim Financial Statements have been restated as if the economy had always been hyperinflationary, using an index series prepared and published by the FACPCE, which combines the Consumer Price Index (CPI) published by the Argentine Institute of Statistics and Censuses (INDEC, for its acronym in Spanish) as from January 2017 with the Wholesale Prices Index (WPI) published by the INDEC until that date.

Considering the abovementioned indexes, the inflation rate was 9.44% and 8.57% for the three-month periods ended on March 31, 2026, and 2025, respectively, and 31.55% for the fiscal year ended on December 31, 2025.

Below is a description of the restatement mechanism provided by IAS 29 and the restatement process for financial statements established by BCRA Communiqué “A” 6849, as supplemented:

Description of the Main Aspects of the Restatement Process for Statements of Financial Position

(i)	Monetary items or non-monetary items measured al current values are not modified in their amount because they are already expressed in the current measuring unit as of the closing date of the reporting period.

(ii)	Non-monetary items measured at historical cost or at current value as of a date prior to the closing date of the reporting period, will be restated in the closing currency at coefficients that reflect the general level of price variation from the acquisition or revaluation date to the closing date.

(iii)	Capital is expressed in the closing currency by multiplying the nominal value of the shares by the coefficient corresponding to the time of subscription.

(iv)	Qualitative variations affecting retained earnings, such as the creation and reversal of reserves and the absorption of accumulated losses, are expressed in the closing currency by multiplying the nominal value of the variation by the coefficient corresponding to the closing date of the prior fiscal year.

Description of the Main Aspects of the Restatement Process for Statements of Income and Other Comprehensive Income

(i)	Expenses and income are restated from the date the items were recorded, except for those profit or loss items that reflect or include, in their determination, the consumption of assets measured at purchasing power currency of a date prior to that which the consumption was recorded, which are restated using as basis the origination date of the assets related to the item; and also except for income or loss arising from comparing two measurements at purchasing power currency of different dates, for which it requires to identify the amounts compared, restate them separately and repeat the comparison, with the amounts already restated.

(ii)	Gain or loss on monetary position will be classified based on the item that generated it and is presented in a separate line reflecting effect of inflation on monetary items.

Description of the Main Aspects of the Restatement Process for the Statements of Changes in Shareholders’ Equity

(i)	As the transition date (December 31, 2018), the Bank restated the components of equity as from the date of their subscription or paid-in, according to the provisions of the Communiqué “A” 6849 of the BCRA, with the exception of reserved earnings (including the reserve for the first-time application of IFRS Accounting Standards) which were stated at their nominal value as of that date. Restated retained earnings were determined as the difference between the restated net assets and the rest of the components of initial equity restated, while the accumulated balances of other comprehensive income were recalculated as of the transition date.

(ii)	After the restatement as of the transition date in (i) above, all equity components are restated by applying the general price index from the beginning of the fiscal year and each variation of those components is restated from the contribution date or from the moment it was produced in any other way, and the accumulated OCI balances are redetermined according to the items that give rise to it.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

Description of the Main Aspects of the Restatement Process for the Statement of Cash Flows

(i)	All items are restated in terms of the current measuring unit as of the end of the reporting period.

(ii)	Monetary gain or loss generated by cash and cash equivalents are disclosed in the statement of cash flows after operating, investing and financing activities and financing activities, in a separate and independent line, under the description “Monetary Effect on Cash and Cash Equivalents”.

Accounting Judgments, Estimates and Assumptions

The preparation of these Condensed Consolidated Interim Financial Statements requires the Bank’s Management to consider significant accounting judgments, estimates and assumptions that impact on the reported assets and liabilities, income and expenses, as well as the determination and disclosure of contingent assets and liabilities, as of the end of the reporting period. The Bank’s reported amounts are based on the best estimate regarding the probability of occurrence of different future events. Therefore, the uncertainties associated with the estimates and assumptions adopted may drive in the future to final amounts that may differ from those estimates and may require significant adjustments to the reported amounts of the affected assets and liabilities.

The Bank applies the same accounting judgments, estimates and assumptions described in Note 3 section “Accounting Judgments, Estimates and Assumptions” to the Consolidated Financial Statements as of December 31, 2025, already issued.

Standards Amendments Adopted in the Fiscal Year

For the fiscal year beginning on January 1, 2026, the following amendments to IFRS Accounting Standards as issued by the IASB are effective and they did not have a material impact on these Condensed Consolidated Interim Financial Statements as a whole:

Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments

In May 2024, the IASB issued amendments to the classification and measurement of financial instruments, which:

•	Clarify that a financial liability is derecognized on the “settlement date”, that is, when the related obligation is discharged, cancelled, expires or the liability otherwise qualifies for derecognition. It also introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met.

•	Clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG) features and other similar contingent features.

•	Clarify the treatment of non-recourse assets and contractually linked instruments.

•	Require additional disclosures for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income.

These amendments did not have a significant impact on these Condensed Consolidated Interim Financial Statements.

Improvements to IFRS Accounting Standards

In July 2024, the IASB issued Annual Improvements to IFRS Accounting Standards - Volume 11. The following is a summary of the amendments made:

•	IFRS 1 First-time adoption of International Financial Reporting Standards – Hedge accounting by a first-time adopter.

•	IFRS 7 Financial Instruments: disclosures of gain or loss on derecognition, of deferred difference between fair value and transaction price, and credit risk disclosures; amendments are also made to paragraph IG1 of the Guidance on Implementing.

•	IFRS 9 Financial Instruments – Lessee Derecognition of Lease Liabilities. However, the amendment does not address how a lessee distinguishes between a lease modification as defined in IFRS 16 and an extinguishment of a lease liability in accordance with IFRS 9.

•	IFRS 9 Financial Instruments – Transaction price: paragraph 5.1.3 of IFRS 9 has been amended to replace the reference to “transaction price as defined by IFRS 15 Revenue from Contracts with Customers” with “the amount determined by applying IFRS 15”.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

•	IFRS 10 Consolidated Financial Statements – Determination of a "De Facto Agent": paragraph B74 of IFRS 10 has been amended to clarify that the relationship described in paragraph B74 is just one example of various relationships that might exist between the investor and other parties acting as de facto agents of the investor.

•	IAS 7 Statement of Cash Flows – Cost Method: paragraph 37 of IAS 7 has been amended to replace the term "cost method" with "at cost", following the prior deletion of the definition of "cost method".

These amendments did not have a significant impact on these Condensed Consolidated Interim Financial Statements.

New Pronouncements

Pursuant to Communiqué “A” 6114 of the BCRA, as new IFRS Accounting Standards as issued by the IASB are approved and existing IFRS Accounting Standards are amended or revoked and once these changes are approved through the notices of approval issued by the FACPCE, the BCRA shall issue a statement on the approval thereof for financial entities. As a general rule, no early application of IFRS Accounting Standards shall be admitted, except as specifically authorized at the time of the adoption thereof.

The standards and interpretations issued, but not yet effective, up to the date of issuance of these Condensed Consolidated Interim Financial Statements are disclosed below. The Bank shall adopt these standards, if applicable, when they become effective:

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, “Presentation and disclosure in Financial Statements”, which addresses the format for the presentation of profit or loss in the Financial Statements, management-defined performance measures and aggregation/disaggregation of disclosures information. This standard will replace IAS 1 and is effective as of January 1, 2027. The Bank is evaluating the effects that this standard would cause on the Condensed Consolidated Interim Financial Statements.

Translation to a Hyperinflationary Presentation Currency

In November 2025, the IASB issued amendments to IAS 21 which require translation from a non-hyperinflationary functional currency into a hyperinflationary presentation currency at the closing rate.

If an entity’s functional currency is the currency of a non-hyperinflationary economy, but its presentation currency is the currency of a hyperinflationary economy, its income (loss) and financial position are translated into the presentation currency by translating all amounts (i.e., assets, liabilities, equity items, income, and expenses) and all comparative data at the closing rate as of the date of the most recent statement of financial position. An entity whose functional currency and presentation currency are the currency of a hyperinflationary economy, restates the comparative amounts of a foreign operation, whose functional currency is that of a non-hyperinflationary economy, by applying the general price index, in accordance with paragraph 34 of IAS 29, to the foreign operation’s comparative figures.

The amendments also introduce certain additional disclosure requirements.

These amendments are effective as of January 1, 2027. The Bank is evaluating the effects that these amendments would cause on the Condensed Consolidated Interim Financial Statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, surety bonds, endorsements, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in the Statement of financial position and, therefore, they are an integral part of the total risk of the Bank.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

As of March 31, 2026, and December 31, 2025, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

Composition	03/31/2026	12/31/2025
Undrawn commitments of credit cards and checking accounts	6,071,201,235	6,300,358,861
Guarantees granted (1)	159,929,451	205,320,195
Unused agreed commitments (1)	99,330,480	92,548,876
Subtotal	6,330,461,166	6,598,227,932
Less: Allowance for expected credit losses (ECL)	(29,751,286)	(27,481,302)
Total	6,300,709,880	6,570,746,630

(1)	Includes transactions not covered by the financial system debtor classification standard. The Guarantees Granted include an amount of 660,310 and 786,286, as of March 31, 2026, and December 31, 2025, respectively. The Unused Agreed Commitments include an amount of 29,031,601 and 13,610,807, as of March 31, 2026, and December 31, 2025, respectively.

Disclosures related to the allowance for ECL are detailed in item 8.5 of Note 8 “Loss Allowance for Expected Credit Losses on Credit Exposures Not Measured at Fair Value through Profit or Loss”.

Risks related to the abovementioned contingent transactions have been assessed and are controlled within the framework of the Bank’s credit risk policy, as described in Note 44 to the Consolidated Financial Statements as of December 31, 2025, already issued.

5.	DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The composition of Debt Securities at Fair Value through Profit or Loss as of March 31, 2026, and December 31, 2025, is as follows:

Composition	03/31/2026	12/31/2025
Government securities (1)	1,204,303,579	990,212,268
Private securities	78,104,359	94,444,560
Government securities – Foreign	704,944
Total	1,283,112,882	1,084,656,828

(1)	In January 2025, under the terms of the Article 2 of the Presidential Decree No. 846/2024 issued by the Ministry of Economy, the Bank entered into voluntary debt exchange. The security involved in such exchange transaction was as follows:

•	Argentine Treasury Bonds in ARS zero coupon adjusted by CER, maturing on June 30, 2025, (TZX25) for a face value of 201,356,504,100.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

6.	OTHER FINANCIAL ASSETS

The composition of the Other Financial Assets as of March 31, 2026, and December 31, 2025, is as follows:

Composition	03/31/2026	12/31/2025
Debtors from operations	400,745,573	564,422,258
Sundry debtors	155,040,870	174,060,863
Private securities	38,533,241	30,338,099
Receivables from spot sales of foreign currency pending settlement	9,147,093	6,953,511
Receivables from spot sales of government securities pending settlement	4,594,549	834,832
Other	7,168,280	9,057,581
Subtotal	615,229,606	785,667,144
Less: Allowances for ECL	(1,196,062)	(1,504,509)
Total	614,033,544	784,162,635

Disclosures related to allowance for ECL are detailed in item 8.4 of Note 8 “Loss Allowance for Expected Credit Losses on Credit Exposures Not Measured at Fair Value through Profit or Loss”.

7.	LOANS AND OTHER FINANCING

The composition of Loans and Other Financing as of March 31, 2026, and December 31, 2025, is as follows:

Composition	03/31/2026	12/31/2025
Non-financial public sector (1)	248,132,123	250,041,035
Other financial entities	90,732,240	128,750,730
Other financial entities	90,770,455	128,803,912
Less: allowance for ECL	(38,215)	(53,182)
Non-financial private sector and foreign residents	10,291,060,740	11,340,679,287
Overdrafts	1,457,996,024	1,699,940,624
Documents	1,775,531,493	1,943,049,235
Mortgage loans	968,880,368	1,010,876,144
Pledge loans	283,517,866	320,322,499
Personal loans	2,543,429,379	2,565,995,553
Credit cards	1,851,968,131	2,012,887,021
Financial leases	12,356,251	14,576,932
Other	2,049,724,144	2,328,387,371
Less: allowance for ECL	(652,342,916)	(555,356,092)
Total	10,629,925,103	11,719,471,052

(1)	As explained in Note 3, according to BCRA regulations, ECL is not calculated to public sector exposures.

8.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Bank recognizes a loss allowance for expected credit losses on all credit exposures not measured at fair value through profit or loss, like debt instruments measured at amortized cost, debt instruments measured at fair value through other comprehensive income, loan commitments and financial guarantee contracts (not measured at fair value through profit or loss), contract assets and lease receivables.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

Note 10 discloses financial assets measured at fair value on a recurring basis and financial assets not recognized at fair value. This classification is made pursuant to the expressed in Note 3 “Basis for the Preparation of these Financial Statements and Applicable Accounting Standards” to the Consolidated Financial Statements as of December 31, 2025, already issued.

Moreover, considering the temporary exclusion established by BCRA mentioned in Note 3 “Applicable Accounting Standards”, the Bank applies the impairment requirements for the recognition and measurement of a loss allowance for financial assets measured at amortized cost or at fair value through other comprehensive income, except for public sector exposures. In addition, the Bank applies the impairment requirements for guarantees granted, undrawn commitments of credit cards, checking account advance agreements and letters of credit, which are not recognized in the Condensed Consolidated Interim Statement of Financial Position.

For the purpose of assessing the Bank’s credit risk exposure and identifying material credit risk concentration, disclosures regarding credit risk of financial assets and off balance items are as follows.

8.1	Loans and Other Financing Measured at Amortized Cost

According to the nature of the information to be disclosed and the loan characteristics, the Bank groups them as follows:

Composition	03/31/2026	12/31/2025
Loans and other financing	11,282,306,234	12,274,880,326
Individual assessment	2,955,608,982	3,528,979,436
Collective assessment	8,326,697,252	8,745,900,890
Less: Allowance for ECL (1)	(652,381,131)	(555,409,274)
Total	10,629,925,103	11,719,471,052

(1)	As explained in Note 3, according to BCRA regulations, ECL is not calculated to public sector exposures.

The following table shows the credit quality and the carrying amount of credit risk, based on the probability of default (PD) range and the year-end stage classification. The amounts are presented gross of the impairment allowances.

		03/31/2026
Rating Grade	PD Range	Stage 1	Stage 2	Stage 3	Total	%
Performing		9,805,874,202	504,736,970		10,310,611,172	91.38
High grade	0.00% - 3.50%	8,297,193,025	83,457,964		8,380,650,989	74.28
Standard grade	3.51% - 7.00%	901,276,199	111,210,623		1,012,486,822	8.97
Sub-standard grade	7.01% - 33.00%	607,404,978	310,068,383		917,473,361	8.13
Past due but not impaired (1)	33.01% - 99.99%	136,138,207	406,070,673		542,208,880	4.81
Impaired	100%			429,486,182	429,486,182	3.81
	Total	9,942,012,409	910,807,643	429,486,182	11,282,306,234	100
	%	88.12	8.07	3.81	100

(1)	It includes transactions under collective assessment which are more than 5 days past due independently of the PD range assigned.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

				12/31/2025
Rating Grade	PD Range			Stage 1	Stage 2	Stage 3	Total	%
Performing				11,011,361,420	411,483,177		11,422,844,597	93.06
High grade	0.00%	-	3.50%	9,544,316,041	57,582,459		9,601,898,500	78.22
Standard grade	3.51%	-	7.00%	730,535,432	102,525,806		833,061,238	6.79
Sub-standard grade	7.01%	-	33.00%	736,509,947	251,374,912		987,884,859	8.05
Past due but not impaired (1)	33.01%	-	99.99%	127,879,740	365,076,868		492,956,608	4.02
Impaired	100%					359,079,121	359,079,121	2.92
	Total			11,139,241,160	776,560,045	359,079,121	12,274,880,326	100
	%			90.75	6.33	2.92	100

(1)	It includes transactions under collective assessment which are more than 5 days past due independently of the PD range assigned.

8.1.1	Loans on an Individual Assessment

The table below shows the credit quality and the debt balance to credit risk of corporate loans by grade of credit risk classification, based on the PD range and classification by stages as of the date of the reporting period. The evaluation and measurement approach is explained in Note 44 section “Credit Risk” to the Consolidated Financial Statements as of December 31, 2025, already issued.

				03/31/2026
Rating Grade	PD Range			Stage 1	Stage 2	Stage 3	Total	%
Performing				2,894,320,515	33,971,913		2,928,292,428	99.08
High grade	0.00%	-	3.50%	2,864,183,711			2,864,183,711	96.91
Standard grade	3.51%	-	7.00%	476,185	33,971,913		34,448,098	1.17
Sub-standard grade	7.01%	-	33.00%	29,660,619			29,660,619	1.00
Past due but not impaired	33.01%	-	99.99%
Impaired	100%					27,316,554	27,316,554	0.92
	Total			2,894,320,515	33,971,913	27,316,554	2,955,608,982	100
	%			97.93	1.15	0.92	100

				12/31/2025
Rating Grade	PD Range			Stage 1	Stage 2	Stage 3	Total	%
Performing				3,485,339,557	16,104,922		3,501,444,479	99.22
High grade	0.00%	-	3.50%	3,426,736,687			3,426,736,687	97.10
Standard grade	3.51%	-	7.00%	38,535,941	16,104,922		54,640,863	1.55
Sub-standard grade	7.01%	-	33.00%	20,066,929			20,066,929	0.57
Past due but not impaired	33.01%	-	99.99%
Impaired	100%					27,534,957	27,534,957	0.78
	Total			3,485,339,557	16,104,922	27,534,957	3,528,979,436	100
	%			98.76	0.46	0.78	100

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

8.1.2	Loans on a Collective Assessment

The table below shows the credit quality and the debt balance to credit risk of loans portfolio under collective assessment, by grade of credit risk classification, based on the PD range and classification by stages as of the date of the reporting period. The evaluation and measurement approach is explained in Note 44 section “Credit Risk” to the Consolidated Financial Statements as of December 31, 2025, already issued.

				03/31/2026
Rating Grade	PD Range			Stage 1	Stage 2	Stage 3	Total	%
Performing				6,911,553,687	470,765,057		7,382,318,744	88.66
High grade	0.00%	-	3.50%	5,433,009,314	83,457,964		5,516,467,278	66.25
Standard grade	3.51%	-	7.00%	900,800,014	77,238,710		978,038,724	11.75
Sub-standard grade	7.01%	-	33.00%	577,744,359	310,068,383		887,812,742	10.66
Past due but not impaired (1)	33.01%	-	99.99%	136,138,207	406,070,673		542,208,880	6.51
Impaired	100%					402,169,628	402,169,628	4.83
	Total			7,047,691,894	876,835,730	402,169,628	8,326,697,252	100
	%			84.64	10.53	4.83	100

(1)	It includes transactions which are more than 5 days past due independently of the PD range assigned.

				12/31/2025
Rating Grade	PD Range			Stage 1	Stage 2	Stage 3	Total	%
Performing				7,526,021,863	395,378,255		7,921,400,118	90.57
High grade	0.00%	-	3.50%	6,117,579,354	57,582,459		6,175,161,813	70.60
Standard grade	3.51%	-	7.00%	691,999,491	86,420,884		778,420,375	8.90
Sub-standard grade	7.01%	-	33.00%	716,443,018	251,374,912		967,817,930	11.07
Past due but not impaired (1)	33.01%	-	99.99%	127,879,740	365,076,868		492,956,608	5.64
Impaired	100%					331,544,164	331,544,164	3.79
	Total			7,653,901,603	760,455,123	331,544,164	8,745,900,890	100
	%			87.52	8.69	3.79	100

(1)	It includes transactions which are more than 5 days past due independently of the PD range assigned.

8.2	Other Debt Securities at Amortized Cost

The criterion used to calculate ECL of Financial Trusts and Corporate Bonds is based on the rating granted by risk rating agencies to each debt security type making up each financial trust or each corporate bond series, respectively. This means that the factor to be used will vary depending on the debt securities holdings (A or B). The exposure at default (EAD) is assumed to be equal to the outstanding balance.

The table below shows the exposures gross of impairment allowances by stage:

	03/31/2026
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	2,077,284			2,077,284	94.97
Financial trusts	110,080			110,080	5.03
Total	2,187,364			2,187,364	100
%	100			100

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

	12/31/2025
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	2,384,380			2,384,380	77.15
Financial trusts	706,095			706,095	22.85
Total	3,090,475			3,090,475	100
%	100			100

The related ECL for Corporate Bonds as of March 31, 2026, and December 31, 2025, amounted to 2,089 and 5,181, respectively. The ECL related to Financial Trusts as of March 31, 2026, and December 31, 2025, amounted to 19 and 136, respectively.

8.3	Government Securities at Amortized Cost or Fair Value Through OCI

This group includes Local Government Securities, Provincial Securities or BCRA Instruments measured at amortized cost or fair value through OCI. For these assets, an individual assessment of the related parameters is performed. However, under domestic standards and according to Communiqué “A” 6847, no ECL is calculated for these instruments.

A breakdown of these investments and their characteristics is disclosed in Exhibit A to the Condensed Separate Interim Financial Statements.

8.4	Other Financial Assets

The table below shows the exposures gross of impairment allowances by stage:

	03/31/2026
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	575,500,303		1,196,062	576,696,365	100
Total	575,500,303		1,196,062	576,696,365	100
%	99.79		0.21	100

	12/31/2025
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	753,825,668		1,503,378	755,329,046	100
Total	753,825,668		1,503,378	755,329,046	100
%	99.80		0.20	100

The ECL related to these types of instruments amounted to 1,196,062 and 1,504,509 as of March 31, 2026, and December 31, 2025, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

8.5	Loans Commitment

The table below shows the exposures gross of impairment allowances by stage:

	03/31/2026
Composition	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	6,006,421,966	64,747,313	31,956	6,071,201,235	96.35
Guarantees granted	158,266,741	1,002,400		159,269,141	2.53
Unused agreed commitments	70,298,879			70,298,879	1.12
Total	6,234,987,586	65,749,713	31,956	6,300,769,255	100
%	98.96	1.04		100

	12/31/2025
Composition	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	6,223,192,466	77,040,108	126,287	6,300,358,861	95.69
Guarantees granted	204,533,909			204,533,909	3.11
Unused agreed commitments	78,716,715	221,354		78,938,069	1.20
Total	6,506,443,090	77,261,462	126,287	6,583,830,839	100
%	98.83	1.17		100

The related ECL for Undrawn Commitments of Credit Cards and Checking Accounts as of March 31, 2026, and December 31, 2025, amounted to 27,430,701 and 25,848,836, respectively. The ECL related to Guarantees Granted as of March 31, 2026, and December 31, 2025, amounted to 2,303,043 and 1,588,722, respectively. The ECL related to Unused Agreed Commitments as of March 31, 2026, and December 31, 2025, amounted to 17,542 and 43,744, respectively.

In Exhibit R “Value Adjustment for Credit Losses – Allowances for Uncollectibility Risk”, the ECL movements at sector and product level are also disclosed.

9.	OTHER DEBT SECURITIES

The composition of Other Debt Securities as of March 31, 2026, and December 31, 2025, is as follows:

Composition	03/31/2026	12/31/2025
At fair value through OCI
Government securities – Foreign	117,302,774	129,270,581
Government securities (1)	42,459	53,417
Total at fair value through OCI	117,345,233	129,323,998

At amortized cost
Government securities	4,650,567,712	4,701,431,912
Private securities	2,185,256	3,085,158
Total at amortized cost	4,652,752,968	4,704,517,070
Total	4,770,098,201	4,833,841,068

(1)	In February 2025, under the terms of the Article 2 of the Presidential Decree No. 846/2024 issued by the Ministry of Economy, the Bank entered into voluntary debt exchange. The security involved in such exchange transaction was as follows:

•	Argentine Treasury Bonds in ARS adjusted by CER 4.25%, maturing on February 14, 2025, (T2X5) for a face value of 28,282,779,133.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

10.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in arm's length terms between participants of the principal market (or the most advantageous market) who are knowledgeable and willing to transact in an orderly and current transaction, at the measurement date under the current market conditions whether the price is directly observable or estimated using a valuation technique under the assumption that the Bank is a going concern.

When a financial instrument is quoted in a liquid and active market, its price in the market in a real transaction provides the most reliable evidence of its fair value. Nevertheless, when there is no quoted price in the market or it cannot be evidence of the fair value of such instrument, in order to determine such fair value, the entities may use the market value of another instrument with similar characteristics, the analysis of discounted cash flows or other applicable techniques, which shall be significantly affected by the assumptions used.

Although the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments, any technique to perform such estimate implies certain inherent fragility level.

Fair Value Hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with respect to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at the end of each period or fiscal year, as applicable.

-	Level 2: valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to Level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs that are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

The following tables show the hierarchy in the Bank’s financial assets and liabilities measured at fair value on a recurring basis, as of March 31, 2026, and December 31, 2025:

	Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis as of March 31, 2026
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	1,283,112,882	1,257,162,224	13,643,234	12,307,424
Derivatives instruments	7,997,502	520,431	7,477,071
Other financial assets	38,533,241	38,168,433		364,808
Equity instruments at fair value through profit or loss	28,016,296	24,014,439		4,001,857

At fair value through OCI
Other debt securities	117,345,233	117,345,233
Total	1,475,005,154	1,437,210,760	21,120,305	16,674,089

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

	Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis as of March 31, 2026
Description	Total	Level 1	Level 2	Level 3
Financial liabilities
At fair value through profit or loss
Liabilities at fair value through profit or loss	8,091,297	8,091,297
Derivatives instruments	5,358,270	921,770	4,436,500
Total	13,449,567	9,013,067	4,436,500

	Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2025
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	1,084,656,828	1,057,886,650	20,814,487	5,955,691
Derivatives instruments	8,696,391	3,086,428	5,609,963
Other financial assets	30,338,098	29,789,527		548,571
Equity instruments at fair value through profit or loss	33,090,524	28,802,723		4,287,801

At fair value through OCI
Other debt securities	129,323,997	129,323,997
Total	1,286,105,838	1,248,889,325	26,424,450	10,792,063

Financial liabilities
At fair value through profit or loss
Liabilities at fair value through profit or loss	16,105,811	16,105,811
Derivatives instruments	545,820	49,109	496,711
Total	16,651,631	16,154,920	496,711

Description of the Valuation Process

The fair value of instruments categorized as Level 1 was assessed by using quoted prices effective at the end of each period or fiscal year, as applicable, in active markets for identical assets or liabilities, if representative. Currently, for most of the government and private securities, there are two principal markets in which the Bank operates: BYMA and A3 Mercados SA.

On the other hand, for certain assets and liabilities that do not have an active market, categorized as Level 2, the Bank used valuation techniques that included the use of market transactions performed on an arm's length basis between knowledgeable and willing parties, provided that they are available as well as references to the current fair value of another instrument that is substantially similar, or otherwise the analysis of discounted cash flows at rates built from market information of similar instruments.

In addition, certain assets and liabilities included in this category were valued using price quotes of identical instruments in “less active markets”.

Finally, the Bank has categorized as Level 3 those assets and liabilities for which there are no identical or similar transactions in the market. To determine the market value of these instruments the Bank used valuation techniques based on own assumptions and independent appraisers’ valuations. For this approach, the Bank mainly used the discounted cash flow model.

As of March 31, 2026, and December 31, 2025, the Bank has neither changed the techniques nor the assumptions used to estimate the fair value of the financial instruments.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

Below is the reconciliation between the amounts at the beginning and at the end of the reporting period of the financial assets recognized at fair value categorized as Level 3:

	As of March 31, 2026
Reconciliation	Debt Instruments	Other Financial Assets	Equity Instruments at Fair Value through Profit or Loss
Amount at the beginning of the fiscal year	5,955,691	548,571	4,287,801
Profit and loss	1,301,756	(136,843)	(3,224)
Recognition and derecognition	5,783,210		87,133
Monetary effect	(733,233)	(46,920)	(369,853)
Amount at the end of the period	12,307,424	364,808	4,001,857

	As of December 31, 2025
Reconciliation	Debt Instruments	Other Financial Assets	Equity Instruments at Fair Value through Profit or Loss
Amount at the beginning of the fiscal year	4,871,390	266,569	9,491,070
Transfers from Level 3			(6,023,623)
Profit and loss	5,967,068	148,257	2,250,784
Recognition and derecognition	(1,958,708)	274,172	(5,391)
Monetary effect	(2,924,059)	(140,427)	(1,425,039)
Amount at the end of the fiscal year	5,955,691	548,571	4,287,801

The fair values of instruments measured at Level 3 are determined by the Bank based on valuation techniques derived from the "income approach", whose main unobservable data are related to discount rates, and on which a reasonable change in such input data would not generate significant effects on the Financial Statements taken as a whole.

Changes in Fair Value Levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between Levels 1, 2, and 3 at each period end.

Except for the foregoing, as of March 31, 2026, and December 31, 2025, the Bank has not recognized any transfers between Levels 1, 2, and 3.

Financial Assets and Liabilities Not Measured at Fair Value

Next follows a description of the main methods and assumptions used to determine the fair values of financial instruments not recognized at their fair value in these Condensed Consolidated Interim Financial Statements:

-	Instruments with fair value similar to the carrying amount: financial assets and liabilities that are liquid or have short-term maturities (less than three months) were deemed to have a fair value similar to the carrying amount.

-	Fixed and variable rate of financial instruments: the fair value of financial assets was recognized discounting future cash flows at current market rates for each period or fiscal year, as applicable, for financial instruments of similar characteristics. The estimated fair value of fixed-interest rate deposits and liabilities was assessed discounting future cash flows by using estimated interest rates for deposits or placings with similar maturities to those of the Bank’s portfolio.

-	For public listed assets and liabilities, or those for which the prices are reported by certain renowned pricing providers, the fair value was determined based on such prices.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

The following table shows a comparison between the fair value and the carrying amount of financial instruments not measured at fair value as of March 31, 2026, and December 31, 2025:

	03/31/2026
Composition	Carrying Amount	Level 1	Level 2	Level 3	Fair Value
Financial assets
Cash and deposits in banks	4,603,823,252	4,603,823,252			4,603,823,252
Repo transactions	101,725,921	101,725,921			101,725,921
Other financial assets	575,500,303	575,500,303			575,500,303
Loans and other financing (1)	10,629,925,103			10,218,129,078	10,218,129,078
Other debt securities	4,652,752,968	4,798,909,978	38,465,842		4,837,375,820
Financial assets delivered as guarantee	317,029,826	317,029,826			317,029,826
Total	20,880,757,373	10,396,989,280	38,465,842	10,218,129,078	20,653,584,200

Financial liabilities
Deposits	13,989,605,897	5,839,791,706		8,162,905,443	14,002,697,149
Other financial liabilities	1,637,453,997	1,588,174,068	51,601,590		1,639,775,658
Financing received from the BCRA and other financial institutions	95,561,152	65,121,970	30,439,182		95,561,152
Issued corporate bonds	1,292,144,240		1,303,062,865		1,303,062,865
Subordinated corporate bonds	172,735,044		168,160,343		168,160,343
Total	17,187,500,330	7,493,087,744	1,553,263,980	8,162,905,443	17,209,257,167

(1)	The Bank's Management has not identified additional impairment indicators for its financial assets as a result of differences in their fair value.

	12/31/2025
Composition	Carrying Amount	Level 1	Level 2	Level 3	Fair Value
Financial assets
Cash and deposits in banks	4,754,676,730	4,754,676,730			4,754,676,730
Repo transactions	198,256,087	198,256,087			198,256,087
Other financial assets	753,824,537	753,824,537			753,824,537
Loans and other financing (1)	11,719,471,052			11,079,342,088	11,079,342,088
Other debt securities (1)	4,704,517,071	4,616,961,105	42,754,368		4,659,715,473
Financial assets delivered as guarantee	379,983,626	379,983,626			379,983,626
Total	22,510,729,103	10,703,702,085	42,754,368	11,079,342,088	21,825,798,541

Financial liabilities
Deposits	14,983,347,567	7,181,053,932		7,819,327,927	15,000,381,859
Other financial liabilities	1,957,527,554	1,899,056,922	61,566,418		1,960,623,340
Financing received from the BCRA and other financial institutions	167,712,818	78,587,474	89,125,344		167,712,818
Issued corporate bonds	829,117,913		846,701,731		846,701,731
Subordinated corporate bonds	643,555,869		631,258,062		631,258,062
Total	18,581,261,721	9,158,698,328	1,628,651,555	7,819,327,927	18,606,677,810

(1)	The Bank's Management has not identified additional impairment indicators for its financial assets as a result of differences in their fair value.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

11.	BUSINESS COMBINATIONS

On May 18, 2023, the Bank acquired from Inversora Juramento SA, 100% of the capital stock and votes of Macro Agro SAU, a company engaged in the grain brokerage business.

The Special Shareholders’ Meeting held on October 6, 2023, deemed it appropriate and approved the change of its corporate name to “Macro Agro S.A.U.” and, consequently, subject to the authorization of the Business Associations Regulatory Agency of the Province of Santa Fe (IGPJ, for its acronym in Spanish), proposed the amendment of Article 1 of the by-laws. On October 27, 2023, the proceedings were filed with the IGPJ. Additionally, on March 5, 2024, the Bank was notified of the resolution of the IGPJ, which approved the reform of the by-laws with the name of Macro Agro SAU.

Assets Acquired and Liabilities Assumed

The fair value of the assets identified and liabilities assumed as of the acquisition date is as follows:

Composition	Fair Value Recognized on Acquisition
Assets
Cash and deposits in banks	149,802
Debt securities at fair value through profit or loss	3,092,712
Loans and other financing	432,797
Financial assets delivered as guarantee	5,955,477
Other financial assets	23,178,553
Property, plant and equipment	418,516
Intangible assets	93,036
Other non-financial assets	343,820
33,664,713
Liabilities
Other financial liabilities	22,967,524
Provisions	64,790
Current income tax liabilities	390,299
Deferred income tax liabilities	461,201
Other non-financial liabilities	6,383,905
30,267,719
Net assets acquired at fair value	3,396,994

The goodwill generated by the acquisition of Macro Agro SAU amounted to 164,496 (non-restated amount).

In accordance with the share purchase contract, the transaction price was set at USD 5,218,800, which will be paid in variable annual installments using the proceeds from the dividends of Macro Agro SAU. Thus, the Bank assigns 100% of the rights over the dividends in favor of the seller, up to the full payment of the purchase price. Each installment will become due within fifteen days as from the Shareholders’ Meeting approval of the Financial Statements of Macro Agro SAU, starting the first installment in 2024.

To measure the liabilities arising from this transaction the Bank estimated the company's future income, discounting them at its own business rate. As a consequence, at the acquisition date, the liability amounted to USD 2,973,375.

On September 29, 2023, Macro Agro SAU distributed cash dividends amounting to 440,000 (non-restated amount). Those dividends were received by Banco Macro SA on October 2, 2023. As a consequence of what was explained in the previous paragraphs, those dividends were used to pay the liability arising from the purchase, which decreased by USD 558,651.70.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

On March 12, 2024, Macro Agro SAU distributed cash dividends amounting to 450,669 (non-restated amount), which were received by Banco Macro SA on March 13, 2024. As a consequence of what was explained in the previous paragraphs, those dividends were used to pay the liability arising from the purchase, which decreased by USD 430,639.40.

On April 23, 2025, Macro Agro SAU distributed cash dividends amounting to 710,000 (non-restated amount), which were received by Banco Macro SA on May 5, 2025. As a consequence of what was explained in the previous paragraphs, those dividends were used to pay the liability arising from the purchase, which decreased by USD 598,534.85.

Finally, on August 21, 2025, Macro Agro SAU distributed cash dividends amounting to 544,000 (non-restated amount), which were received by Banco Macro SA on August 27, 2025. As a consequence of what was explained in the previous paragraphs, those dividends were used to pay the liability arising from the purchase, which decreased by USD 398,610.72.

12.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

12.1	Associates

The following table provides summarized financial information about the Bank’s investment in its associates:

	Proportional Bank’s	Financial Position		Profit / (Loss) of the Period
Entity	Interest	03/31/2026	12/31/2025	03/31/2026	03/31/2025
Macro Warrants SA (1) and (2)	5%	30,180	28,441	1,739	(4,116)
Play Digital SA (1) and (2)	10.92%	1,266,589	1,137,450	129,140	(1,543,631)
Alianza SGR (1), (2), and (3)	25%				42,942

(1)	The existence of significant influence is evidenced by the representation that the Bank has in the Board of Directors of these associates.

(2)	To measure the investment, accounting information of this associate as of December 31, 2025, has been used. Additionally, significant transactions conducted or events that occurred between January 1, 2026, and March 31, 2026, have been considered.

(3)	Consolidated with the Bank since January 2025, as control was obtained in such month.

12.2	Joint Ventures

The following table provides summarized financial information about the Bank’s investment in its joint ventures:

	Proportional Bank’s	Financial Position		Profit / (Loss) of the Period
Entity	Interest	03/31/2026	12/31/2025	03/31/2026	03/31/2025
Banco Macro SA – Bizland SAU, Joint Venture	50%	5,279,733	5,251,328	284,245	840,338
Finova SA (1)	50%	297,294	332,695	(35,400)	(20,025)
Micro Sistemas SAU (2)	50%	106,387,696		(7,683,983)

(1)	To measure the investment, accounting information of this associate as of December 31, 2025, has been used. Additionally, significant transactions conducted or events that occurred between January 1, 2026, and March 31, 2026, have been considered.

(2)	It corresponds to a joint venture agreement with Telecom Argentina SA and its directly and indirectly controlled companies, Micro Fintech Holding LLC and Micro Sistemas SAU (see Note 1).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

13.	OTHER NON-FINANCIAL ASSETS

The composition of the Other Non-financial Assets as of March 31, 2026, and December 31, 2025, is as follows:

Composition	03/31/2026	12/31/2025
Investment property (see Exhibit F)	104,173,653	106,109,838
Tax advances	34,868,848	30,996,870
Advanced prepayments	32,001,664	27,014,105
Other	1,100,180	3,161,535
Total	172,144,345	167,282,348

14.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of the parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key Management Personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as Key Management Personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

As of March 31, 2026, and December 31, 2025, balances related to transactions generated with related parties are as follows:

	As of March 31, 2026
	Main Subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU	Argenpay SAU	Fintech SGR	Macro Agro SAU	Alianza SGR	Macro Fondos SGFCISA	Associates	Key Management Personnel (2)	Other Related Parties	Total
Assets
Cash and deposits in banks	11,702										11,702
Derivative financial instruments									4,056,382	1,373,375	5,429,757
Other financial assets				31,871,668		7,128,907			554,634	1,761,380	41,316,589
Loans and other financing (3)
Documents										460,338	460,338
Overdrafts									1,530	56,692,689	56,694,219
Credit cards								39,198	1,153,151	416,186	1,608,535
Financial leases										331,945	331,945
Personal loans									31,343		31,343
Mortgage loans									1,684,013	788,234	2,472,247
Other (4)									2,202,325	50,239,287	52,441,612
Guarantees granted									2,074,137	19,645,612	21,719,749
Total assets	11,702			31,871,668		7,128,907		39,198	11,757,515	131,709,046	182,518,036

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

	As of March 31, 2026
	Main Subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU	Argenpay SAU	Fintech SGR	Macro Agro SAU	Alianza SGR	Macro Fondos SGFCISA	Associates	Key Management Personnel (2)	Other Related Parties	Total
Liabilities
Deposits		102,367,937	101,826	1,502	2,180,617	15,857	100,773	6,108	39,678,259	75,397,760	219,850,639
Derivative financial instruments									3,987,687		3,987,687
Other financial liabilities		(1,475,060)							6,664,918	5,846,392	11,036,250
Issued corporate bonds		1,381,272		3,216,951		597,853					5,196,076
Other non-financial liabilities				153,610		139,990				3,900,381	4,193,981
Total liabilities		102,274,149	101,826	3,372,063	2,180,617	753,700	100,773	6,108	50,330,864	85,144,533	244,264,633

(1)	These transactions are eliminated during the consolidation process.

(2)	Includes close family members of Key Management Personnel.

(3)	The maximum balance of Loans and Other Financing as of March 31, 2026, for Associates, Key Management Personnel, and Other Related Parties is 39,198, 15,166,944, and 186,757,511, respectively.

(4)	It is related to Loans and Other Financing not disclosed in other items, mainly Other Loans, Financing of Foreign Exchange Transactions, and Loans with Government Securities.

	As of December 31, 2025
	Main Subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU	Argenpay SAU	Fintech SGR	Macro Agro SAU	Alianza SGR	Macro Fondos SGFCISA	Associates	Key Management Personnel (2)	Other Related Parties	Total
Assets
Cash and deposits in banks	13,517										13,517
Debt securities at fair value through profit or loss										1,110,012	1,110,012
Derivative financial instruments									1,186,249	579,687	1,765,936
Other financial assets				37,033,287		8,622,397			134,253	10,994,031	56,783,968
Loans and other financing (3)
Documents										439,046	439,046
Overdrafts									8,435	114,180,647	114,189,082
Credit cards								5,038	1,407,298	450,982	1,863,318
Financial leases										389,935	389,935
Personal loans									11		11
Mortgage loans									1,719,040	801,795	2,520,835
Other (4)									2,356,598	53,135,677	55,492,275
Guarantees granted									2,395,829	38,586,212	40,982,041
Total assets	13,517			37,033,287		8,622,397		5,038	9,207,713	220,668,024	275,549,976

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

	As of December 31, 2025
	Main Subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU	Argenpay SAU	Fintech SGR	Macro Agro SAU	Alianza SGR	Macro Fondos SGFCISA	Associates	Key Management Personnel (2)	Other Related Parties	Total
Liabilities
Deposits		95,959,968	78,537	8,295	1,882,686	3,875	1,182,770	7,246	43,349,453	79,717,838	222,190,668
Derivative financial instruments									496,711		496,711
Other financial liabilities		228							723,623	5,225,125	5,948,976
Issued corporate bonds		3,181,363		4,060,057		833,197					8,074,617
Subordinated corporate bonds		3,269,310			242,651						3,511,961
Other non-financial liabilities				62,666		153,208				4,380,983	4,596,857
Total liabilities		102,410,869	78,537	4,131,018	2,125,337	990,280	1,182,770	7,246	44,569,787	89,323,946	244,819,790

(1)	These transactions are eliminated during the consolidation process.

(2)	Includes close family members of key management personnel.

(3)	The maximum balance of Loans and Other Financing as of December 31, 2025, for Macro Agro SAU, Associates, Key Management Personnel, and Other Related Parties is 169, 1,886,482, 19,712,484, and 276,082,177, respectively.

(4)	It is related to Loans and Other Financing not disclosed in other items, mainly Other Loans, Financing of Foreign Exchange Transactions, and Loans with Government Securities.

Profit or loss related to transactions generated during the three-month periods ended March 31, 2026 and 2025, with related parties are as follows:

	As of March 31, 2026
	Main Subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU	Argenpay SAU	Fintech SGR	Macro Agro SAU	Alianza SGR	Macro Fondos SGFCISA	Associates	Key Management Personnel (2)	Other Related Parties	Total
Income / (loss)
Interest income				1	55			2,142	326,147	5,999,256	6,327,601
Interest expense		(609,513)			(195,432)				(71,901)	(1,412,375)	(2,289,221)
Commissions income		51,624		2,042		4,052	322	760	659	282,158	341,617
Commissions expense				(81,620)					(362)	(375,247)	(457,229)
Net gain from measurement of financial instruments at fair value through profit or loss									80,776		80,776
Other operating income			1,103	314,337	6,949			17,437		206	340,032
Administrative expense								(1,903,056)		(1,268,950)	(3,172,006)
Other operating expense						(96,736)				(506,786)	(603,522)
Total income / (loss)		(557,889)	1,103	234,760	(188,428)	(92,684)	322	(1,882,717)	335,319	2,718,262	568,048

(1)	These transactions are eliminated during the consolidation process.

(2)	Includes close family members of the Key Management Personnel.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

	As of March 31, 2025
	Main Subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Macro Agro SAU	Alianza SGR	Associates	Key Management Personnel (3)	Other Related Parties	Total
Income / (loss)
Interest income					5,135		98,345	396,416	5,712,192	6,212,088
Interest expense		(310,603)			(607,347)		(14,588)	(817,605)	(711,933)	(2,462,076)
Commissions income		192,991		2,655		485	3,863	182	1,075,160	1,275,336
Commissions expense				(66,655)					(250,404)	(317,059)
Net loss from measurement of financial instruments at fair value through profit or loss									(65,355)	(65,355)
Other operating income			370	2,694,510	6,409	907,693	2,565		28,631	3,640,178
Administrative expense							(3,515,841)		(1,126,496)	(4,642,337)
Other operating expense									(855,315)	(855,315)
Total income / (loss)		(117,612)	370	2,630,510	(595,803)	908,178	(3,425,656)	(421,007)	3,806,480	2,785,460

(1)	These transactions are eliminated during the consolidation process.

(2)	Includes balances from its subsidiary Macro Fondos SGFCISA.

(3)	Includes close family members of the Key Management Personnel.

Transactions between the Bank and its related parties within the ordinary course of business were performed on an arm’s length basis, regarding interest rates and prices as well as required guarantees.

The Bank does not have loans granted to Directors and other Key Management Personnel secured with shares.

Total remunerations received as salary and bonus by the Key Management Personnel as of March 31, 2026 and 2025, amounted to 2,720,239 and 2,509,512, respectively.

In addition, fees received by the Directors as of March 31, 2026 and 2025, amounted to 2,396,887 and 9,854,731, respectively.

Additionally, the composition of the Board of Directors and Key Management Personnel of the Bank and its subsidiaries is as follows:

Composition	03/31/2026	12/31/2025
Board of Directors	24	24
Senior managers of key management personnel	10	10
Total	34	34

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

15.	DEPOSITS

The composition of Deposits as of March 31, 2026, and December 31, 2025, is as follows:

Composition	03/31/2026	12/31/2025
Non-financial public sector	783,053,591	699,185,379
Financial sector	20,014,096	20,377,207
Non-financial private sector and foreign residents	13,186,538,210	14,263,784,981
Checking accounts	1,320,871,799	1,536,605,502
Saving accounts	4,141,678,841	5,211,350,630
Time deposits	7,578,761,981	7,351,207,910
Investment accounts	517,493	541,167
Other	144,708,096	164,079,772
Total	13,989,605,897	14,983,347,567

16.	OTHER FINANCIAL LIABILITIES

The composition of the Other Financial Liabilities as of March 31, 2026, and December 31, 2025, is as follows:

Composition	03/31/2026	12/31/2025
Credit and debit card settlement - due to merchants	844,693,258	880,893,748
Amounts payable for other spot purchases pending settlement	479,795,051	665,984,971
Payment orders pending settlement foreign trade	96,871,106	113,852,178
Collections on account and behalf of others	42,395,459	56,387,888
Finance leases liabilities	15,889,327	20,951,367
Amounts payable for spot purchases of foreign currency pending settlement	3,692,584	1,854,039
Amounts payable for spot purchases of government securities pending settlement	1,630,302	17,255,751
Other	152,486,910	200,347,612
Total	1,637,453,997	1,957,527,554

17.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in Provisions” presents the changes in provisions as of March 31, 2026, and December 31, 2025.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

The expected terms to settle these obligations are as follows:

	03/31/2026
Composition	Within 12 Months	Over 12 Months	03/31/2026	12/31/2025
For administrative, disciplinary and criminal penalties		500	500	547
Letters of credits, guarantees and other commitments (1)	29,751,286		29,751,286	27,481,302
Commercial claims in progress (2)	75,692	4,045,901	4,121,593	4,436,808
Labor lawsuits	1,021,845	781,062	1,802,907	1,499,758
Pension funds - reimbursement	1,571,305	847,518	2,418,823	2,255,347
Termination benefits (3)	24,726,602		24,726,602	40,293,738
Other		2,284,206	2,284,206	2,499,888
Total	57,146,730	7,959,187	65,105,917	78,467,388

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in Note 4.

(2)	See also Note 40.2.

(3)	These amounts correspond to the provision under the restructuring plan that the Bank implemented in order to achieve operational efficiency and agility to respond to the ongoing challenges posed by local and international markets.

In the opinion of the Bank’s Management and its legal counsel, there are no other significant effects other than those disclosed in these Condensed Consolidated Interim Financial Statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

18.	OTHER NON-FINANCIAL LIABILITIES

The composition of Other Non-financial Liabilities as of March 31, 2026, and December 31, 2025, is as follows:

Composition	03/31/2026	12/31/2025
Miscellaneous payables - provisions of goods and services	175,940,038	47,869,633
Employee benefits payable	157,779,955	205,424,247
Withholdings and collections	115,105,759	142,560,609
Taxes payables	102,769,219	112,540,196
Directors’ and syndics’ fees payable	4,272,937	3,619,826
Retirement pension payment orders pending settlement	3,769,842	5,659,124
Dividends payable (see Note 31)	13,325	126,002,853
Other	35,745,583	50,114,155
Total	595,396,658	693,790,643

19.	EMPLOYEE BENEFITS PAYABLE

The composition of Employee Benefits Payable as of March 31, 2026, and December 31, 2025, is as follows:

Composition	03/31/2026	12/31/2025
Vacation accrual	87,442,085	140,297,418
Salaries, bonuses and payroll taxes payables (1)	57,946,623	65,126,829
Provision for annual complimentary bonus	12,391,247
Total	157,779,955	205,424,247

(1)	Includes 23,661,161 and 26,270,431 as of March 31, 2026, and December 31, 2025, respectively, corresponding to agreements reached under the restructuring plan mentioned in Note 17.

The Bank has not long-term employee benefits or post-employment benefits as of March 31, 2026, and December 31, 2025.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

20.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of March 31, 2026, and December 31, 2025:

03/31/2026	Without Due Date	Total up to 12 Months	Total over 12 Months
Assets
Cash and deposits in banks	4,603,823,252
Debt securities at fair value through profit or loss		697,517,744	585,595,138
Derivative financial instruments		7,997,502
Repo transactions		101,725,921
Other financial assets	91,631,519	468,111,030	54,290,995
Loans and other financing (1)	128,982,743	7,483,339,019	3,017,603,341
Other debt securities		1,375,436,800	3,394,661,401
Financial assets delivered as guarantee	317,029,826
Equity instruments at fair value through profit or loss	28,016,296
Total Assets	5,169,483,636	10,134,128,016	7,052,150,875

Liabilities
Deposits	5,781,000,410	8,204,294,051	4,311,436
Financial liabilities at fair value through profit or loss		8,091,297
Derivative financial instruments		5,358,270
Other financial liabilities		1,602,538,024	34,915,973
Financing received from the BCRA and other financial institutions		95,445,889	115,263
Issued corporate bonds		23,595,490	1,268,548,750
Subordinated corporate bonds		172,735,044
Total Liabilities	5,781,000,410	10,112,058,065	1,307,891,422

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

12/31/2025	Without Due Date	Total up to 12 Months	Total over 12 Months
Assets
Cash and deposits in banks	4,754,676,730
Debt securities at fair value through profit or loss		922,684,707	161,972,121
Derivative financial instruments		8,696,391
Repo transactions		198,256,087
Other financial assets	84,439,619	651,413,699	48,309,317
Loans and other financing (1)	29,821,632	8,471,913,829	3,217,735,591
Other debt securities		1,242,634,837	3,591,206,231
Financial assets delivered as guarantee	379,983,626
Equity instruments at fair value through profit or loss	33,090,524
Total Assets	5,282,012,131	11,495,599,550	7,019,223,260

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

12/31/2025	Without Due Date	Total up to 12 Months	Total over 12 Months
Liabilities
Deposits	7,101,491,860	7,876,071,482	5,784,225
Financial liabilities at fair value through profit or loss		16,105,811
Derivative financial instruments		545,820
Other financial liabilities		1,915,676,180	41,851,374
Financing received from the BCRA and other financial institutions		167,443,069	269,749
Issued corporate bonds		1,489,091	827,628,822
Subordinated corporate bonds		643,555,869
Total Liabilities	7,101,491,860	10,620,887,322	875,534,170

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

21.	DISCLOSURES BY OPERATING SEGMENT

For management purposes, the Bank’s Management has determined that it has only one operating segment related to the banking business. In this sense, the Bank supervises the operating segment income (loss) in order to make decisions about resources to be allocated to the segment and assess its performance, which is measured on a consistent basis with the profit or loss in the Financial Statements.

22.	INCOME TAX

a)	Inflation Adjustment on Income Tax

Tax Reform Law No. 27,430, amended by Laws Nos. 27,468 and 27,541, established the following, regarding inflation adjustment on income tax for the fiscal years beginning on January 1, 2018:

i)	such adjustment will be applicable in the fiscal year in which the variation of the CPI is higher than 100% for the thirty-six months before the end of the tax period;

ii)	regarding the first, second and third fiscal year after its effective date, this procedure will be applicable if the variation of the abovementioned index, calculated from the beginning until the end of each of those fiscal years exceeds 55%, 30% and 15% for the first, second and third fiscal years of application, respectively;

iii)	the positive or negative inflation adjustment, as the case may be, corresponding to the first, second and third fiscal years beginning on January 1, 2018, shall be allocated one third in the fiscal year for which the adjustment is calculated and the remaining two thirds in equal parts in the following two immediate fiscal years;

iv)	the positive or negative inflation adjustment, corresponding to the first and second fiscal years beginning on January 1, 2019, shall be allocated one sixth to the fiscal year in which the adjustment is determined and the remaining five sixth in the following immediate fiscal years; and

v)	for fiscal years beginning on January 1, 2021, 100% of the adjustment may be deducted in the year in which it is determined.

As of March 31, 2026, and December 31, 2025, all the conditions established by the Income Tax Law to practice the inflation adjustment are met (see section “Fiscal Years 2019 and 2020” and “Fiscal Year 2021” of this note).

b)	Corporate Income Tax Rate

On June 16, 2021, through Decree No. 387/2021, Law No. 27,630 was issued. This law established for fiscal years beginning on or after January 1, 2021, a progressive tax rates scheme of 25%, 30% and 35% which will be applied, on a progressive basis, to the taxable accumulated net profit at the end of each fiscal year.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

c)	The main items of Income Tax expense in the Condensed Consolidated Interim Financial Statements are as follows:

Composition	03/31/2026	03/31/2025
Charge from current income tax (1)	178,279,319	10,325,720
(Profit) / charge from deferred income tax	(105,348,725)	35,362,286
Charge from income tax recognized in the statement of income	72,930,594	45,688,006
Charge from income tax recognized in other comprehensive income	492	361,181
Total	72,931,086	46,049,187

(1)	Includes the restatement in constant currency of the current tax charge generated during the year, the adjustments recognized in the current year for previous periods and the effects of including in the OCI the applicable portion of the current tax.

Fiscal Years 2019 and 2020

As decided by the Board of Directors in the meeting held on May 11, 2020, considering the case law on this matter assessed by its legal counsel and tax advisors, on May 26 of that year, the Bank filed with the Administración Federal de Ingresos Públicos, current Agencia de Recaudación y Control Aduanero (ARCA, for its acronym in Spanish), as established by Decree No. 953/2024 of the National Executive Branch, its annual income tax return, considering the total effect of the tax inflation adjustment (see section a) iv) of this note). As a result, the current income tax determined by Banco Macro SA for fiscal year 2019 amounted to 7,002,124 (non-restated amount). The same criterion was applied to determine the annual current income tax return for 2020, which generated accrued income tax for Banco Macro SA for such fiscal year that amounted to 9,933,210 (non-restated amount).

Regarding to the tax periods mentioned in previous paragraphs, on November 1, 2021, ARCA notified the beginning of an income tax audit, which is in progress. Regarding the tax period 2019, the notice was received and then rejected in February 2026.

Furthermore, in relation to the tax period 2020, the notice with adjustments required by the Tax Authorities was received in March 2026. The response was sent on May 11, 2026, and subsequently, an extension was requested and granted by ARCA.

Along with the filings mentioned in the first paragraph of this section, on December 28, 2021, the Bank filed petitions for declaratory judgment with the Federal Administrative Court for the periods under analysis. The case 22274/2021, for the fiscal year 2019, is in process in Court No. 12 and the case 22278/2021, for the fiscal year 2020, is in process in Court No. 1.

Regarding to the tax period 2019, on April 22, 2025, the Bank requested to close the evidentiary stage, and on April 25, 2025, the Court closed the evidentiary stage and ordered to proceed for final arguments. On June 4, 2025, the Bank presented its final arguments.

On September 10, 2025, ARCA filed an appeal against the ruling, which was granted. On September 25, 2025, the proceedings were received in Panel IV of the Federal Administrative National Court of Appeals, and ARCA was notified of the deadline to present grievances, which expired on October 13, 2025. The appeal was filed after the due date and in error with the Court of First Instance instead of the National Federal Administrative Court of Appeals. Consequently, the Bank submitted a note to the Court requesting the appeal to be dismissed and the first-instance judgment to become final.

On October 21, 2025, Panel IV of the National Federal Administrative Court of Appeals declared that the appeal filed by ARCA was dismissed because the grievances were not presented correctly.

On November 4, 2025, ARCA filed an extraordinary appeal against the ruling that ordered the dismissal to present before the Federal Supreme Court of Justice (CSJN, for its acronym in Spanish) and on November 18, 2025, the Bank responded to this appeal.

On December 16, 2025, the Federal Court rejected the extraordinary appeal filed by ARCA. Considering that, on December 23, 2025, ARCA filed a complaint appeal before the CSJN. The complaint appeal is currently under review by the CSJN.

Additionally, on February 20, 2026, the Bank requested the refund of 50% of the court fees paid in due time.

On April 14, 2026, the Bank initiated the administrative process for the refund of 50% of the court fees before ARCA.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

Additionally, on July 23, 2021, a reimbursement action was filed with ARCA requesting the refund of 254,305 (non-restated amount) paid as Income Tax for the tax period 2020.

Regarding the reimbursement action for tax period 2020, Resolution No. 195/2025 was notified on September 15, 2025, rejecting the reimbursement action. Considering this rejection by ARCA, the Bank filed a reimbursement action before Court No. 1 and, on November 27, 2025, the Bank notified the request to ARCA.

Fiscal Year 2021

On October 17, 2022, Banco Macro SA filed a reimbursement action with ARCA requesting the refund of 382,189 (non-restated amount) paid as income tax for the tax period 2021.

Regarding to the tax period abovementioned, on January 3, 2023, ARCA notified the beginning of an income tax audit. On April 8, 2024, ARCA notified the closure of the audit, without tax adjustment.

Additionally, on February 7, 2025, Banco Macro SA filed an administrative request against Resolution No. 9/2024. This request is being processed under Case No. 855/2025 before the Federal Administrative Court of First Instance No. 5.

On October 31, 2025, the Bank notified ARCA of the request. Consequently, on March 6, 2026, ARCA responded to the request and, on March 19, 2026, Court No. 5 ordered the opening of the evidentiary stage.

Fiscal Year 2022

On June 30, 2023, Banco Macro SA filed a reimbursement action with ARCA requesting the refund of 654,673 (non-restated amount) paid as Income Tax for the tax period 2022.

Regarding to the tax period abovementioned, on November 16, 2023, ARCA notified the beginning of an income tax audit. On August 6, 2024, ARCA notified the closure of the audit, without tax adjustment.

Additionally, on December 16, 2025, ARCA issued a resolution rejecting the reimbursement action.

Fiscal Year 2023

On June 28, 2024, Banco Macro SA filed a reimbursement action with ARCA requesting the refund of 1,814,076 (non-restated amount) paid as Income Tax for the tax period 2023.

Regarding to the tax period abovementioned, on April 30, 2025, ARCA notified the beginning of an income tax audit.

Reimbursement Actions – Fiscal Years 2013 to 2017 and 2018

On October 24, 2019, Banco Macro SA filed with ARCA two reimbursement actions under the terms established by the first paragraph of Article 81 of Law No. 11,683 requesting the reimbursement of 4,782,766 and 5,015,451 (non-restated amount) paid to Tax Authorities as Income Tax during the tax periods 2013 through 2017 and 2018, respectively, arising from the impossibility to apply the inflation adjustment and other adjustment mechanisms set forth by Income Tax Law (prior to the amendments introduced by Laws Nos. 27,430 and 27,468 for the tax periods 2013 through 2017, and as restated and amended in 2019, for the tax period 2018), plus the related compensatory interest (SIGEA [case and file management system] Cases Nos. 19144-14224/2019 and 19144-14222/2019). In the absence of a resolution by the Tax Authorities with respect to the abovementioned claims, on August 7, 2020, the Bank filed both reimbursement requests under the terms of the second paragraph of the abovementioned Article 81 of Law No. 11,683 before the Federal Administrative Court of First Instance, which are pending in Courts Nos. 8 and 2 of such jurisdiction, respectively (Cases Nos. 11285/2020 and 11296/2020).

Regarding to the tax periods mentioned in the previous paragraph, on December 19, 2019, ARCA notified the beginning of the income tax audit for the tax period 2018 and, on May 3, 2021, it notified the beginning of the income tax audit for periods 2013 to 2017, both inclusive. On October 4, 2021, ARCA ended the audit for periods 2013 through 2017 as the Bank had exercised in due time its right to resort to justice, and the admission of reimbursement is subject to a court decision.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

Regarding to the periods 2013 to 2017, on October 8, 2024, the Federal Administrative Court of First Instance No. 8 issued a favorable ruling to the Bank's request, in which it admitted the recovery action for the amount of 4,782,766 plus compensatory interest. The aforementioned Court considered that the lack of application of the tax inflation adjustment generated the taxation of a confiscatory Income Tax in the periods 2013/2017.

On October 16, 2024, ARCA appealed the ruling.

On May 27, 2025, Panel II of the National Federal Administrative Court of Appeals confirmed the first-instance judgment and admitted the reimbursement requested by the Bank for fiscal years 2013 to 2017. In connection with such claim, ARCA filed an extraordinary appeal, which was rejected by the Court on June 27, 2025.

On July 4, 2025, the National Tax Authorities filed a complaint appeal before the CSJN.

On August 26, 2025, the beginning of the reimbursement process provided by General Resolution No. 2224 was informed in the file and a settlement of compensatory interest to date was included. On August 27, 2025, Court No. 8 received the note.

On September 8, 2025, the Bank submitted a note stating that the complaint appeal filed by ARCA before the CSJN does not have a suspensive effect and that the request of General Resolution No. 2224 must be resolved immediately. On September 29, 2025, Court No. 8 resolved the filing indicating that the complaint appeal, until it is accepted, does not suspend the execution of the ruling, and informed ARCA that it must respond immediately, under penalty of proceeding with the execution of the ruling.

On December 12, 2025, the Bank submitted a note informing that an immediate administrative release had been requested.

On April 16, 2026, the CSJN dismissed the federal extraordinary appeal that originated the complaint. Consequently, the judgment in favor of the Bank became final.

Regarding the case for the tax period 2018, on March 19, 2025, Court No. 2 resolved to admit the reimbursement claim in favor of the Bank. ARCA filed an appeal and, on June 3, 2025, the case was submitted to the Prosecutor’s Office.

On September 4, 2025, the case was submitted for judgment.

Reimbursement Actions - Banco BMA SAU

Fiscal Year 2016 - Banco BMA SAU

On September 19, 2017 Banco BMA SAU filed with ARCA a reimbursement action under the terms established by the first paragraph of Article 81 of Law No. 11,683 requesting the reimbursement of 315,987 (non-restated amount) paid to Tax Authorities as Income Tax during the tax period 2017, arising from the impossibility to apply the inflation adjustment and other adjustment mechanisms set forth by Income Tax Law (prior to the amendments introduced by Laws Nos. 27,430 and 27,468, plus the related compensatory interest). In the absence of a resolution by the Tax Authorities with respect to the abovementioned claim, Banco BMA SAU filed an appeal for delay before the Federal Administrative Tax Court. Against the original favorable ruling (from 2019), ARCA filed an extraordinary federal appeal. The appeal was denied by the Court, which caused the complaint being filed before the Court. On November 7, 2023, that complaint was rejected, leaving the favorable ruling of 2019 firm and confirmed in all its parts. An asset was recognized for the capital plus interest.

On February 15, 2024, a note was submitted to ARCA requesting that the favorable ruling be considered fulfilled and the balance in favor of the principal plus interest be credited.

On March 18, 2024, ARCA proceeded to recognize the balance in favor of the claimed capital (315,987, non-restated amount) in the tax accounts system. For the interest owed by the Tax Authorities, an immediate release was submitted on April 17, 2024 for the amount of the updated interest (816,473, non-restated amount).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

Fiscal Year 2017 - Banco BMA SAU

On December 17, 2018 Banco BMA SAU filed with ARCA a reimbursement action under the terms established by the first paragraph of Article 81 of Law No. 11,683 requesting the reimbursement of 251,756 (non-restated amount) paid to Tax Authorities as Income Tax during the tax period 2017, arising from the impossibility to apply the inflation adjustment and other adjustment mechanisms set forth by Income Tax Law (prior to the amendments introduced by Laws Nos. 27,430 and 27,468, plus the related compensatory interest). In the absence of a resolution, on April 29, 2019, an appeal for delay was filed before the Federal Administrative Tax Court, which processes the case in a paper file (as opposed to 2018, which is digital).

The Tax Authorities opportunely responded to the appeal, objecting to the evidence. On August 13, 2019, Banco BMA SAU responded to the notification of opposition to the evidence.

Since March 2020, the processing of paper files has been suspended due to the pandemic. In April 2021, the judicial recess was requested to be authorized because it was an exceptional case, which was rejected. Currently, it has been accumulated with the reimbursement request for the fiscal years 2019-2020, which are in evidentiary stage.

Fiscal Year 2018 - Banco BMA SAU

On May 28, 2019 Banco BMA SAU filed with ARCA a reimbursement action under the terms established by the first paragraph of Article 81 of Law No. 11,683 requesting the reimbursement of 558,439 (non-restated amount) paid to Tax Authorities as Income Tax during the tax period 2018, arising from the impossibility to apply the inflation adjustment and other adjustment mechanisms set forth by Income Tax Law, plus the related compensatory interest (SIGEA [case and file management system] case 19144-3641/2019). In the absence of a resolution by the Tax Authorities with respect to the abovementioned claim, on November 22, 2019, Banco BMA SAU filed an appeal for delay before the Federal Administrative Tax Court (EX-2019-104149820 -APN-DTD #JGN).

On April 18, 2023, Banco BMA SAU was notified of the final judgment, which approved the appeal for delay in resolving the reimbursement claim, ordering ARCA to return the sum of 558,439 (non-restated amount) plus the applicable interest according to the BCRA's passive rate. The Tax Authorities subsequently appealed the judgment on the merits and the interest applied.

On May 15, 2025, the Court issued a ruling and rejected the extraordinary appeal filed by the National Tax Authorities. This milestone confirms the finality of the ruling that invoked the reimbursement claim for an amount of 558,439, to which must be added the accrued interest up to the payment date. Consequently, the Bank recorded a tax credit with a balance of 1,925,692 as of December 31, 2025.

Fiscal Years 2019 and 2020 - Banco BMA SAU

On December 29, 2022, Banco BMA SAU filed with ARCA a reimbursement action under the terms established by the first paragraph of Article 81 of Law No. 11,683 requesting the reimbursement of 639,325 (non-restated amount) and 965,670 (non-restated amount) paid to Tax Authorities as Income Tax during 2019 and 2020 tax periods, respectively, as a result of settling the tax by partially incorporating the inflation adjustment set forth by the section VI of the Income Tax Law (according to Decree No. 824/2019), one sixth (1/6) in accordance with Article 194 incorporated by Law No. 27,541 and computing the updated amortizations only for the fix assets and intangibles acquired since January 1, 2018, plus the related compensatory interest. In the absence of a resolution by the Tax Authorities with respect to the abovementioned claim, on June 5, 2023, Banco BMA SAU filed an appeal for delay before the Federal Administrative Tax Court (EX-2023- 63876605- -APN-SGAI#TFN – in process before the 6th Office of Panel “B”). On September 15, 2023, the Tax Authorities responded to the appeal for delay and ordered the consolidation of the case with the 2017 case (Case No. 49,836-I).

Regarding to the tax periods mentioned in the previous paragraph, on May 19, 2023, ARCA notified the beginning of an income tax audit, which was completed.

Additionally, the evidentiary stage was concluded in February 2026, and the relevant expert reports were filed.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

23.	COMMISSIONS INCOME

Composition	03/31/2026	03/31/2025
Performance obligations satisfied at a point in time
Commissions related to obligations	121,522,869	121,846,611
Commissions related to credit cards	68,237,287	64,817,287
Commissions related to insurance	15,512,545	16,237,584
Commissions related to trading and foreign exchange transactions	7,426,456	6,491,724
Commissions related to securities value	6,548,750	9,701,077
Commissions related to loans	2,123,037	4,126,074
Commissions related to financial guarantees granted	137,068	217,930
Performance obligations satisfied over time
Commissions related to credit cards	1,359,882	1,085,382
Commissions related to trading and foreign exchange transactions	375,595	584,047
Commissions related to loans	206,996	38,468
Total	223,450,485	225,146,184

24.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

Composition	03/31/2026	03/31/2025
Translation of foreign currency assets and liabilities into ARS	45,831,953	8,164,169
Income from foreign currency exchange	15,282,775	349,822
Total	61,114,728	8,513,991

25.	OTHER OPERATING INCOME

Composition	03/31/2026	03/31/2025
Services	46,390,830	63,292,863
Adjustments and interest from other receivables	16,481,527	9,534,139
Punitive interest	4,946,394	2,753,825
Initial loan recognition	1,791,521	7,412,055
Other receivables from financial intermediation	784,819	1,012,844
Adjustments from other receivables with CER clauses		1,271,878
Other	4,808,819	5,542,783
Total	75,203,910	90,820,387

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

26.	EMPLOYEE BENEFITS

Composition	03/31/2026	03/31/2025
Salaries	141,329,678	148,837,904
Compensations and bonuses to employees	48,384,181	28,392,398
Payroll taxes	38,306,346	38,862,078
Employee services	3,880,949	9,801,924
Total	231,901,154	225,894,304

This item includes compensation for an amount of 19,923,000 under the restructuring plan mentioned in Note 17. During the first quarter of fiscal year 2026, the remunerations and payroll taxes associated with the personnel involved represented an expense of 2,817,248.

27.	ADMINISTRATIVE EXPENSES

Composition	03/31/2026	03/31/2025
Taxes	18,921,053	19,477,996
Software	15,662,985	10,793,797
Maintenance, conservation and repair expenses	13,699,204	15,640,333
Other fees	11,899,503	12,951,250
Security services	11,425,695	12,642,252
Armored truck, documentation and events	9,995,347	12,588,188
Advertising and publicity	9,973,960	6,016,072
Electricity and communications	8,631,140	10,227,986
Fees to directors and syndics	5,715,516	3,103,151
Representation, travel and transportation	2,448,144	2,144,652
Hired administrative services	2,289,754	1,956,500
Insurance	1,548,770	1,519,247
Leases	533,592	617,240
Stationery and office supplies	247,610	486,696
Other	4,862,348	4,673,016
Total	117,854,621	114,838,376

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

28.	OTHER OPERATING EXPENSES

Composition	03/31/2026	03/31/2025
Turnover tax	153,974,928	124,742,559
From credit cards	47,865,297	46,904,306
Other adjustments and interest from miscellaneous obligations	16,855,643	1,805,730
Insurance claims	8,341,801	8,858,493
Charges for other provisions	7,567,274	3,344,182
Deposit guarantee fund contributions	6,014,403	5,332,280
Casualty losses	5,136,504	3,120,223
Promotional expenses	3,568,025	3,729,800
Donations	950,550	1,014,806
Loss from sale or impairment of property, plant and equipment	395,842	100,706
Loss from sale or impairment of investment properties and other non-financial assets	236,516
Taxes	39,251	91,409
Other	14,215,344	12,027,639
Total	265,161,378	211,072,133

29.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The Statement of Cash Flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the Statement of Cash Flows the Bank adopted the indirect method for operating activities and the direct method for investment activities and financing activities.

The Bank considers as “Cash and Cash Equivalents” the item Cash and Deposits in Banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the Statement of Cash Flows the Bank considered the following:

-	Operating Activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing Activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing Activities: activities that result in changes in the size and composition of the shareholders’ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and Cash Equivalents” in the Statement of Cash Flows and the relevant accounting items of the Statement of Financial Position:

Composition	03/31/2026	12/31/2025	03/31/2025	12/31/2024
Cash and deposits in banks	4,603,823,252	4,754,676,730	2,846,801,805	3,873,711,698
Debt securities at fair value through profit or loss	124,800,961	53,612,221	393,482,568	145,694,474
Other debt securities	225,785,914	129,270,581	61,961,870	95,772,254
Loans and other financing	6,913,789	7,986,095	7,120,154	7,432,450
Total	4,961,323,916	4,945,545,627	3,309,366,397	4,122,610,876

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

30.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital from January 1, 2025 to March 31, 2026, amounted to 639,413. The capital stock composition is detailed in Exhibit K to the Condensed Separate Interim Financial Statements.

In accordance with the provisions of Article 64 of Law No. 26,831 of Capital Markets and the CNV Regulations, the Board of Directors of Banco Macro SA, at its meeting held on October 8, 2025, has resolved to establish a Program for the Acquisition of Own Shares, with the following conditions:

1.	Maximum investment amount: up to ARS 225,000,000,000.

2.	Maximum number of shares to be acquired: up to 30,000,000, Class B Registered Shares with a face value of ARS 1 per share and one vote each, an amount that is within the limit of 10% of the Bank's capital stock, in accordance with applicable regulations.

3.	Maximum price to be paid for the shares: up to ARS 7,500 per share.

4.	Term for completing the acquisitions: 60 consecutive days, as from the day after the date of publication of the information in the Bulletin of the Buenos Aires Stock Exchange, subject to any renewal or extension of the term, which will be communicated to investors through the same means.

On October 13 and 15, 2025, the Bank acquired 2,000 and 21,107 Class B Registered Common Shares with a face value of ARS 1 per share and one vote each, at an average price of ARS 7,490 and ARS 7,426.31 per share, for a total amount of ARS 14,980,000 and ARS 156,747,150 (non-restated amounts), respectively.

31.	EARNINGS PER SHARE - DIVIDENDS

Basic earnings per share were calculated by dividing net profit attributable to common shareholders of the Bank by the weighted average number of common shares outstanding during the period.

In calculating the weighted average of outstanding common shares, the number of shares at the beginning of the fiscal year is adjusted, if applicable, by the number of common shares issued or withdrawn during the period, weighted by the number of days those shares have been outstanding. Note 30 provides a breakdown of the changes in the Bank's Capital Stock.

The calculation of basic earnings per share is provided in the “Earnings per Share” table of the Condensed Consolidated Interim Income Statement. See also Note 41.

Dividends Paid and Proposed

On April 4, 2025, the Shareholders' Meeting approved to distribute cash dividends and/or in kind, in this case measured at market value, for an amount of 300,000,000 (amount expressed in constant currency as of December 31, 2024), representing ARS 469.18 per share, subject to prior BCRA authorization. On June 4, 2025, the BCRA authorized this earnings distribution.

Through Communiqué “A” 8214 issued on March 13, 2025, the BCRA established that financial institutions which had the BCRA’s authorization could distribute earnings in ten equal, consecutive monthly installments. As of March 31, 2026, installments 1 to 10 have been paid for an amount of 33,978,991, 34,529,086, 35,185,720, 35,845,731, 36,589,874, 37,446,788, 38,372,817, 39,464,628, 40,601,848, and 41,777,808 (amounts stated in constant currency as of each payment date), corresponding to the 2024 fiscal year.

On the other hand, according to Communiqué “A” 8410 issued on March 19, 2026, the BCRA established that up to December 31, 2026, financial institutions which have the BCRA’s prior authorization will be allowed to distribute earnings up to 60% of the net income for the 2025 fiscal year, net of legal and statutory reserves. This distribution may be made in three equal, non-cumulative monthly installments, starting on the third working day of May and of each month in which the payment is made. The allocation of earnings must be consistent with the information disclosed in the Business Plan and Projections Reporting Regime, and the Capital Self-Assessment Report. Moreover, the BCRA established that the calculation of the components to determine distributable earnings, as well as the amount of the aforementioned installments, must be measured in constant currency as of the date of the Shareholders' Meeting. As of the date of issuance of these Condensed Consolidated Interim Financial Statements, installment 1 has been paid for an amount of 49,033,754.

The Shareholders’ Meeting held on April 8, 2026, approved to distribute cash dividends and/or dividends in kind, in this last case measured at market value, for an amount of 138,956,468 (figure stated in constant currency as of December 31, 2025), representing ARS 217.33 per share, subject to the BCRA’s prior authorization. On April 30, 2026, the BCRA authorized this earnings distribution.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

32.	DEPOSIT GUARANTEE INSURANCE

Law No. 24,485 and Decree No. 540/1995 created the Deposit Guarantee Insurance System, which was featured as a limited, compulsory and onerous system, aimed at covering the risks of bank deposits, as subsidiary and supplementary to the deposit privilege and protection system established under the Financial Entities Law. The abovementioned legislation also provided for the incorporation of Seguro de Depósitos SA (SEDESA) with the exclusive purpose of managing the Deposit Guarantee Fund (DGF). SEDESA was incorporated in August 1995.

Banco Macro SA holds a 9.3134% interest in the capital stock according to the percentages disclosed by BCRA Communiqué “B” 13138 issued on March 18, 2026.

According to Communiqué “A” 8407 of the BCRA issued on March 5, 2026, deposits in ARS and foreign currency placed in participating entities in the form of checking accounts, savings accounts, certificates of deposits or other forms of deposit that the BCRA may determine, and which meet the requirements provided for in Presidential Decree No. 540/1995 and other requirements that the regulatory authority may determine from time to time, will be covered up to the amount of 50,000.

On the other hand, the BCRA provided from the exclusion of the guarantee system, among others, of any deposits made by other financial entities, deposits made by persons related to the Bank and securities deposits.

33.	RESTRICTED ASSETS

As of March 31, 2026, and December 31, 2025, the following Bank’s assets are restricted:

Composition	03/31/2026	12/31/2025
Cash and deposits in banks
• Fondos de Riesgo Fintech SGR and Alianza SGR – Deposits in other entities (1).	4,465	661
Subtotal Cash and deposits in Banks	4,465	661

Debt securities at fair value through profit or loss and Other debt securities
• Fondos de Riesgo Fintech SGR and Alianza SGR – Debt securities at fair value through profit or loss (1).	48,055,002	63,667,696
• Argentine Treasury Bonds in ARS zero coupon adjusted by CER, maturing on June 30, 2027, to guarantee BYMA Compensated Operations Forward.	2,856,213	3,798,531
• Discount Bonds in ARS regulated by Argentine law, maturity 2033, to guarantee the Credit Program for Production Reactivation of the Province of San Juan.	1,564,538	1,699,356
• Discount Bonds in ARS regulated by Argentine law, maturity 2033, for the minimum statutory guarantee account required for Agents to act in the new categories contemplated under CNV Resolution No. 622/2013, as amended.	1,278,995	1,389,208
• Argentine Treasury Bonds in ARS zero coupon adjusted by CER, maturing on December 15, 2026, and Argentine Treasury Bonds in ARS zero coupon adjusted by CER, maturing on June 30, 2027, for the contribution to the Guarantee Fund II in BYMA according to Article 45 of Law No. 26,831 and supplementary regulations established by CNV Rules (NT 2013, as amended).	53,140	134,725
• Argentine Treasury Bonds in ARS zero coupon adjusted by CER, maturing on June 30, 2027, to guarantee MAE Guaranteed Simultaneous Operations.		48,038,070
• Other.	1,729,016	1,628,710
Subtotal Debt securities at fair value through profit or loss and Other debt securities	55,536,904	120,356,296

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

Composition (contd.)	03/31/2026	12/31/2025
Other financial assets
• Interests derived from contributions made as protector partner (2).	39,422,491	38,310,333
• Fondos de Riesgo Fintech SGR and Alianza SGR – Mutual fund shares (1).	5,152,115	7,458,411
• Financial instruments for minimum statutory guarantee account required for Agents to act in the new categories contemplated under CNV Resolution No. 622/2013, as amended.	2,844,651	1,902,721
• Sundry debtors – attachment within the scope of the claim filed by the DGR of the CABA for turnover tax differences.	827	905
Subtotal Other financial assets	47,420,084	47,672,370

Loans and other financing
• Fondos de Riesgo Fintech SGR and Alianza SGR – Loans and other financing (1).	11,965,662	6,957,781
Subtotal Loans and other financing	11,965,662	6,957,781

Financial assets delivered as a guarantee
• Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	188,805,967	204,166,154
• Guarantee deposits related to credit and debit card transactions.	105,727,914	108,171,799
• Other guarantee deposits.	22,495,945	67,645,673
Subtotal Financial assets delivered as guarantee	317,029,826	379,983,626

Other non-financial assets
• Fondos de Riesgo Fintech SGR and Alianza SGR – Other non-financial assets (1).	26,945	30,737
Subtotal Other non-financial assets	26,945	30,737
Total	431,983,886	555,001,471

(1)	According to Law No. 24,467, as amended, and the by-laws of Fintech SGR and Alianza SGR, these entities have a risk fund (“Fondo de Riesgo”) which its main objective is to cover the guarantees granted to the protector partners and third parties. The assets of the risk fund could only be applied to partners’ withdrawals, to cover guarantees and other direct expenses.

(2)	As of March 31, 2026, and December 31, 2025, it corresponds to contributions to the risk funds Fintech SGR, Alianza SGR and Innova SGR. In order to maintain the tax benefits related to these contributions, they must remain between two and three years from the date they were made.

34.	TRUST ACTIVITIES

The Bank is related to several types of trusts. The different trust agreements according to the business purpose sought by the Bank are disclosed below:

34.1	Financial Trusts for Investment Purposes

They are mainly composed of prepayments towards the placement price of provisional trust securities of financial trusts under public and private offering (Confibono, Megabono Crédito, Secubono, and Megabono). The assets managed by these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once the trust securities have been placed on the market, the Bank recovers the disbursements made plus an agreed-upon compensation. If after making the best efforts such trust securities cannot be placed, the Bank will retain the definitive trust securities for itself.

Additionally, the portfolio of financial trusts for investment purposes is completed with definitive trust securities of financial trusts in public and private offering (Secubono and Megabono Crédito) and certificates of participation (Arfintech).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

As of March 31, 2026, and December 31, 2025, debt securities and certificates of participation in financial trusts for investment purposes, amounted to 14,135,019 and 9,293,080, respectively.

According to the latest accounting information available as of the date of issuance of these Condensed Consolidated Interim Financial Statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

34.2	Trusts Created Using Financial Assets Transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities whose collection is guaranteed by the cash flow resulting from such assets or group of assets. Through this way the funds that were originally used by the Bank to finance the loans are obtained earlier.

As of March 31, 2026, considering the latest available accounting information as of the date of issuance of these Condensed Consolidated Interim Financial Statements, the assets managed through Macro Fiducia SAU (subsidiary) under this type of trusts amounted to 5,220, while as of December 31, 2025, the assets were entirely liquidated.

34.3	Trusts Guaranteeing Loans Granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's non-compliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send such cash to the Bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no non-compliance or delays by the debtor in the obligations assumed with the beneficiary, the trustee shall not execute the guarantee and all excess amounts as to the value of the obligations are reimbursed by the trustee to the debtor.

As of March 31, 2026, and December 31, 2025, considering the latest available accounting information as of the date of issuance of these Condensed Consolidated Interim Financial Statements, the assets managed by Banco Macro SA and Macro Fiducia SAU, amounted to 3,966,411 and 4,978,935, respectively.

34.4	Trusts in Which the Bank Acts as Trustee (Management)

The Bank, through its subsidiaries, performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements,

-	promoting the production development of the private economic sector at a provincial level,

-	being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of March 31, 2026, and December 31, 2025, considering the latest available accounting information as of the date of issuance of these Condensed Consolidated Interim Financial Statements, the assets managed by the Bank amounted to 231,007,610 and 244,035,322, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

35.	COMPLIANCE WITH CNV REGULATIONS

35.1	Compliance with CNV regulations to act in the different agent categories defined by the CNV:

35.1.1	Operations of Banco Macro SA

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution No. 622/2013, as amended), the Bank is registered with this Agency as Agent for the Custody of Collective Investment Products of Mutual Funds (AC PIC FCI, for its acronym in Spanish) – Depositary Company, Clearing and Settlement Agent and Trading Agent – comprehensive (ALyC y AN – Integral, for its acronym in Spanish) and is registered in the “List of Authorized Companies to Guarantee Capital Market Instruments”.

Additionally, the Bank’s shareholders’ equity as of March 31, 2026, stated in Units of Purchasing Power (UVAs, for its acronym in Spanish) amounted to 3,156,550,548 and exceeds the minimum amount required by such regulation for the different categories of agents in which the Bank is registered, amounting to 470,350 UVAs as of that date, and the minimum required statutory guarantee account of 235,175 UVAs, which the Bank paid-in with government securities as described in Note 33 and the cash deposits in BCRA accounts 000285 and 80285 belonging to the Bank.

35.1.2	Operations of Macro Securities SAU

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such Agency, the company is registered under the following categories: ALyC y AN – Integral, Mutual Investment Funds Placement and Distribution Agent (ACyD FCI, for its acronym in Spanish) and Comprehensive Mutual Investment Funds Placement and Distribution Agent (ACyDI FCI, for its acronym in Spanish).

Additionally, the shareholders’ equity of such company as of March 31, 2026, stated in UVAs amounted to 46,880,274 and exceeds the minimum amount required by such regulation, amounting to 470,350 UVAs and the minimum statutory guarantee account required a minimum of 50% of the minimum amount of shareholders’ equity, which the company paid-in with mutual fund shares. Moreover, as result of the company acting as ACyD FCI and ACyDI FCI an amount of 163,500 UVAs will be added to minimum shareholders’ equity.

35.1.3	Operations of Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión SA

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such Agency, the company is registered as Agent for the Administration of Collective Investment Products of Mutual Funds (AA PIC FCI, for its acronym in Spanish).

Additionally, the shareholders’ equity of this company as of March 31, 2026, stated in UVAs amounted to 10,084,019 and exceeds the minimum amount required by such regulation, amounting to 150,000 UVAs plus 20,000 UVAs per each additional mutual fund it manages. The minimum statutory guarantee account required a minimum of 50% of the minimum amount of shareholders’ equity, which the company paid-in with mutual fund shares.

35.1.4	Operations of Macro Fiducia SAU

Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such Agency, the company is registered as Financial Trustee Agent and Non-Financial Trustee Agent.

Additionally, the shareholders’ equity of such company as of March 31, 2026, stated in UVAs amounted to 1,093,855 and exceeds the minimum amount required by such regulation established in 950,000 UVAs. The minimum statutory guarantee account required a minimum of 50% of the minimum amount of shareholders’ equity, which the company paid-in with mutual fund shares.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

35.1.5	Operations of Macro Agro SAU

Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such Agency, the company is registered as Clearing and Settlement Agent – Agroindustrial (ALyC I AGRO, for its acronym in Spanish).

Additionally, the shareholders’ equity of such company as of March 31, 2026, stated in UVAs amounted to 1,787,743 and exceeds the minimum amount required by such General Resolution established in 1,175,000 UVAs. The minimum statutory guarantee account required a minimum of 40% of the minimum amount of shareholders’ equity and it is integrated with stock holding balances.

35.2	Documents in Custody

As a general policy, the Bank delivers for custody to third parties the documentary support of its aged accounting and management operations, i.e., those whose date is prior to the last fiscal year-end. In compliance with CNV General Resolution No. 629 requirements, the Bank has placed (i) the Inventory Books for fiscal years ended up to and including December 31, 2017, and (ii) certain documentation supporting the economic transactions for fiscal years ended up to and including December 31, 2017, under the custody of the following companies: AdeA Administradora de Archivos SA (warehouse located at Ruta 36, km 31.5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at Avenida Circunvalación Agustín Tosco with no number, Colectora Sur, between Puente San Carlos and Puente 60 blocks, Province of Córdoba and Avenida Luis Lagomarsino 1750, formerly Ruta Nacional 8 km 51,200, Pilar, Province of Buenos Aires).

In addition, the documentary support in digital format is stored in CD-ROM, DVD-ROM and the Bank’s own servers.

35.3	As Depositary of Mutual Funds

As of March 31, 2026, Banco Macro SA, in its capacity as Depositary Company, holds in custody the shares in mutual funds subscribed by third parties and assets from the following mutual funds:

Funds	Number of Shares	Equity
Argenfunds Abierto Pymes	2,885,227,168	71,776,764
Argenfunds Abierto Pymes II	8,783,667,212	15,130,944
Argenfunds Ahorro Pesos	7,344,568	964,475
Argenfunds Financiamiento Pesos	7,744,225,262	8,982,091
Argenfunds Gestión Pesos	25,176,403,603	54,503,873
Argenfunds Infraestructura	4,369,415,694	6,662,812
Argenfunds Inversión Dólares	914	1,383
Argenfunds Inversión Pesos	26,097,419,429	31,047,489
Argenfunds Liquidez	7,367,549,828	131,737,689
Argenfunds Liquidez Dólares	4,982,227	6,987,750
Argenfunds Renta Argentina	355,916,114	58,829,316
Argenfunds Renta Balanceada	77,553,748	7,671,550
Argenfunds Renta Capital	4,455,557	6,872,499
Argenfunds Renta Crecimiento	322,374	843,166
Argenfunds Renta Dinámica	174,614,064,629	80,435,867
Argenfunds Renta Fija	21,670,799	2,762,675
Argenfunds Renta Fija II	62,160,403,446	106,389,668
Argenfunds Renta Flexible	200,205,163	7,258,315
Argenfunds Renta Global	3,110,921	23,594
Argenfunds Renta Mixta	1,354,055,624	35,944,001
Argenfunds Renta Mixta Plus	1,543,332	2,168,116

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

Funds (contd.)	Number of Shares	Equity
Argenfunds Renta Pesos	7,279	5,076
Argenfunds Renta Total	568,371,479	4,766,633
Argenfunds Renta Variable	2,798,951,109	2,480,466
Argenfunds Retorno Absoluto	63,375	1,622
Pionero Acciones (1)	28,756,089	46,023,154
Pionero Acciones Plus	12,519,320	3,713,279
Pionero Ahorro Dólares Plus	89,321,964	134,775,910
Pionero Ahorro Dólares	80,557,676	122,104,306
Pionero Argentina Bicentenario	411,654,410	25,314,106
Pionero Capital	2,114,458,189	10,779,005
Pionero Crecimiento	2,699,770,192	30,656,706
Pionero Desarrollo	10,704,532,320	148,624,313
Pionero Dólar Dinámico	56,438,816	82,156,043
Pionero Dólar Gestión	16,952,181	23,660,074
Pionero Empresas FCI Abierto Pymes	411,986,921	28,864,859
Pionero FF (1)	203,847,415	49,181,743
Pionero Gestión	2,730,763,621	101,005,695
Pionero Horizonte	100,000	100
Pionero Fondo Común de Inversión Abierto para el Financiamiento de la Infraestructura y la Economía Real	647,522,428	3,637,963
Pionero Inversión Dólares	10,916,311	17,109,037
Pionero Moneda	9,795,978,949	14,574,146
Pionero Money Market Dólares	445,882,542	627,126,661
Pionero Multiestrategia Mix	100,000	166
Pionero Multiestrategia Plus	100,000	166
Pionero Patrimonio I	45,787,790,642	88,869,609
Pionero Performance	212	100
Pionero Performance II	50,038	2,102
Pionero Performance III	666	99
Pionero Pesos	7,263,022,862	702,919,500
Pionero Pesos Plus	45,510,550,770	2,607,749,494
Pionero Recovery	1,919,171,536	5,558,344
Pionero Renta (1)	25,008,372	39,892,179
Pionero Renta Ahorro	825,041,408	238,033,375
Pionero Renta Ahorro Plus (1)	879,686,388	45,002,471
Pionero Renta Balanceado	8,374,663,606	112,425,064
Pionero Renta Dólar Estrategia	17,194,223	29,680,398
Pionero Renta Dólares	25,992,499	43,280,370
Pionero Renta Dólares Plus	6,582,186	17,779,777
Pionero Renta Estratégico	515,348,677	34,770,662
Pionero Renta Fija Dólares	19,461,240	53,686,352
Pionero Renta Mixta I	208,921,592	19,574,558
Pionero Renta Pesos	78,459,609	13,981,955
Pionero Retorno	12,692,447,778	27,156,287
Pionero Retorno Total	19,942,908	2,174,888

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

(1)	On January 21, 2026, the CNV, through resolution RESFC-2026-23417-APN-DIR#CNV, approved the merger by absorption of the fund “Pionero Renta Crecimiento” into the fund “Pionero Renta”, the fund “Pionero Renta Global” into the fund “Pionero Renta Ahorro Plus”, the fund “Pionero Acciones Argentinas” into the fund “Pionero Acciones”, and the fund “Pionero Capital Plus” into the fund “Pionero FF”, which was effective on March 2, 2026, and will proceed to cancel the registration of the fund, moving forward with the compliance of the new reorganization and merger scheme managed by the entity.

Date	Absorbing Funds	Absorbed Funds	File Code
03/02/2026	Pionero Renta	Pionero Renta Crecimiento	EX-2025-119185003- -APN-GFCI#CNV
03/02/2026	Pionero Renta Ahorro Plus	Pionero Renta Global	EX-2025-119187327- -APN-GFCI#CNV
03/02/2026	Pionero Acciones	Pionero Acciones Argentinas	EX-2025-119182960- -APN-GFCI#CNV
03/02/2026	Pionero FF	Pionero Capital Plus	EX-2025-119146973- -APN-GFCI#CNV

36.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for March 2026 are listed below, indicating the amounts as of month-end of the related items:

Items	03/31/2026
Cash and deposits in banks
Amounts in BCRA accounts	2,840,216,661
Other debt securities
Government securities computable for the minimum cash requirements	1,975,085,766
Financial assets delivered as guarantee
Special guarantee accounts with the BCRA	188,805,967
Total	5,004,108,394

37.	PENALTIES APPLIED TO THE BANK AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

BCRA Communiqué “A” 5689, as supplemented and amended, requires financial institutions to disclose in their financial statements certain information regarding summaries and penalties received from certain regulatory authorities, regardless of the amounts involved and the final conclusions of each case.

There follows a description of the situation of Banco Macro SA as of March 31, 2026:

Summary Proceedings Filed by the BCRA

Foreign exchange criminal summary proceedings: No. 8062 dated August 8, 2023.

Reason: alleged infringements under Article 1, Sections e) and f) of the Foreign Exchange Criminal Regime Law, as well as items 1.2, 3.6.2, 3.16.1, 5.3, 10.4.2.4, and 10.4.2.5 of the restated text of the foreign trade and exchange regulations. On March 15, 2024, the BCRA dismiss the previous defenses filed by the investigated parties. Against this, on March 20, 2024, they filed an appeal and a nullity request for its resolution in court, which were rejected because the Economic Criminal Court considered that the resolutions issued by the BCRA during the summary proceedings are not subject to appeal.

Proceeding filed against: Banco Macro SA, Foreign Trade Team Leader, Regular Head of Foreign Exchange Control, Banking Transactions Manager and Compliance Manager.

Status: on October 3, 2024, the BCRA notified the opening of the evidentiary stage for 20 business days. As of the date of issuance of these Condensed Consolidated Interim Financial Statements, the evidentiary stage has concluded and the argument has been presented, and it remains for the BCRA to submit the proceedings to the National Economic Criminal Court to issue a judgment.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

File: No. 7810.

Reason: alleged breach in exchange matters, 1 operation in 2018 and 12 operations in 2020.

Proceeding filed against: Banco Itaú Argentina SA, General Manager of former Banco BMA SAU, 1 member of the Board of Directors, Regular Head of Foreign Exchange Control, Alternate Head of Foreign Exchange Control, Transactions Manager and Head of Foreign Trade.

Status: on October 25, 2022, former Banco BMA SAU filed their defenses. On April 20, 2023, the BCRA ordered the opening of the evidentiary stage. On May 6, 2024, the BCRA resolved to close the evidentiary stage. On May 13, 2024, each of the defendants lodged their memorials. On March 27, 2025, the BCRA decided to send the summary proceedings to the National Economic Criminal Court of Appeals. The case was assigned to Economic Criminal Court No. 10, Secretariat No. 20, where it is settled down, for resolution.

Foreign exchange criminal summary proceedings: No. 8461 dated September 18, 2025.

Reason: alleged infringements of Communiqués “A” 6770, item 18, and “A” 6844, items 1.2 and 5.3, issued by the BCRA, that would constitute infractions of the foreign exchange regulations, and that would framed under the foreign exchange criminal types provided by Article 1, Sections e) and f) of the Foreign Exchange Criminal Regime Law.

Proceeding filed against: Banco Macro SA, Foreign Trade Manager, Banking Transactions Manager and Regular Head of Foreign Exchange Control to the BCRA.

Status: the case is in its initial stage. In October 2025, the defenses were filed by Banco Macro SA and the notified defendants, pending the BCRA’s ruling and the resolution of the preliminary defenses filed.

Additionally, there are pending summary proceedings with the CNV and the UIF, as described below:

File: No. 1480/2011 (CNV Resolution No. 17,529) dated September 26, 2014.

Reason: potential non-compliance with the obligation to inform a “Significant Event”. Penalty amount: 500 (not restated).

Proceeding filed against: Banco Macro SA, 10 members of the Board of Directors, 3 regular members of the Statutory Audit Committee and the person in charge of market relations.

Status: on October 28, 2014, the Bank and the investigated parties filed their defenses offering evidence and requesting their acquittal. On August 3, 2015, the term to produce evidence was closed and on August 19, 2015, the defendants lodged their memorials. On March 4, 2021, the Board of Directors of the CNV filed a resolution dismissing the nullity and imposing a fine to the Bank, jointly and severally with its Directors, at the moment when the facts were investigated. Against such resolution, on May 3, 2021, a direct appeal was filed. In December 2021, the CNV referred the proceedings to the National Federal Civil and Commercial Court of Appeals (CNACCF, for its acronym in Spanish), under File No. 14,633/2021. On February 20, 2024, the CNACCF resolved to revoke the appealed resolution, declaring the sanctioning action extinguished for having infringed the guarantee of reasonable period and due process, with costs to the defeated party. On March 6, 2024, the CNV brought an extraordinary federal Appeal, which was answered on July 4, 2024, requesting its dismissal and answering the grievances in subsidy. On September 5, 2024, the Panel II of the CNACCF decided to deny the extraordinary appeal filed. On September 12, 2024, the CNV filed a complaint appeal against the denial of the extraordinary federal appeal. The file is currently at the Attorney General's Office since September 5, 2025.

File: No. 379/2015 (UIF Resolution No. 96/2019) dated September 17, 2019.

Reason: alleged non-compliance with Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Proceeding filed against: Banco Macro SA and 11 members of the Board of Directors.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

Status: On October 2, 2019, Banco Macro SA and the natural persons subject to summary proceedings were notified about the initiation of the proceedings. On October 31, 2019, the Bank and the natural persons subject to summary proceedings filed their defense. On March 2, 2021, the passing of one of the Directors was informed and the lapse of the action against him was requested. In addition, as part of the BCRA summary proceedings styled “File No. 100889/15 – Banco Macro SA, Financial Summary Proceeding No. 1496”, Resolution No. “2020-132-E-GDEBCRA-SEFYC#BCRA” was issued, whereby penalties were imposed on Banco Macro SA and the investigated parties, currently pending before the National Federal Administrative Court of Appeals, Panel I (File No. 3784/2021). The transactions for which the parties are investigated have already been subject to penalties in the abovementioned BCRA summary proceeding; therefore, there cannot be simultaneous penalties based on the same subject matter. As a result, a request was made to prevent the application of all types of penalties to the parties subject to this summary proceeding. On September 17, 2024, the UIF resolved to reject the Bank's defenses and impose a fine for a total amount of 400 on Banco Macro SA and a fine for a total amount of 400 on several of its directors for non-compliance with the regulations for the anti-money laundering and terrorist financing. On October 30, 2024, a direct appeal was filed before the National Federal Administrative Court of Appeals against Resolution No. “RESAP-2024-13-APN-UIF#MJ”, which is being processed in Panel I of the aforementioned Court of Appeals, under the file “BANCO MACRO SA Y OTROS c/ UIF (EX 379/15 - RESOL 13/24) s/CODIGO PENAL - LEY 25246 - DTO 290/07 ART 25” (File No. 18,631/2024). On December 22, 2025, Panel I issued the ruling, dismissing the direct appeals filed by the Bank and the directors, and upholding the UIF’s sanctioning resolution, with costs. On February 10, 2026, an extraordinary federal appeal was filed against the aforementioned Court of Appeals judgment. On April 8, 2026, the Court of Appeals granted the appeals filed by the Bank and the authorities subject to summary proceedings, ordering that the proceedings be submitted to the Court.

Although the penalties described above do not involve material amounts, as of the date of issuance of these Condensed Consolidated Interim Financial Statements, the total amount of monetary penalties received, pending payment due to any appeal lodged by the Bank, amounts to 500 and was recognized according to the BCRA Communiqués “A” 5689 and 5940, as supplemented and amended.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned judicial proceedings.

38.	CORPORATE BONDS ISSUANCE

The corporate bonds liabilities recorded by the Bank are as follows:

Corporate Bonds	Original Value			Residual Face Value as of 03/31/2026		03/31/2026	12/31/2025
Subordinated Resettable – Class A	USD	400,000,000	(1)	USD	400,000,000	172,735,044	643,555,869
Non-subordinated – Class G	USD	530,000,000	(2)	USD	530,000,000	736,494,456	829,117,913
Non-subordinated – Class H	USD	400,000,000	(3)	USD	400,000,000	555,649,784
Total						1,464,879,284	1,472,673,782

On April 26, 2016, the General Regular Shareholders’ Meeting approved the creation of a Global Program for the Issuance of Medium-Term Corporate Bonds, in accordance with the provisions of Law No. 23,576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 or an equal amount in other currencies or power units, under which it is possible to issue simple corporate bonds, not convertible into shares in one or more classes. Also, on April 28, 2017, the General Regular and Special Shareholders’ Meeting resolved to extend the maximum amount of the abovementioned Global Program up to USD 1,500,000,000, and on April 27, 2018, the abovementioned Shareholders’ Meeting resolved to increase the maximum amount of the Global Program for the Issuance of Corporate Bonds, in face value, from USD 1,500,000,000 to USD 2,500,000,000 or an equal amount in other currencies, as determined by the Board of Directors in due time. Finally, on October 20, 2021, due to a Board of Directors resolution, the Bank required from the CNV a five-year extension of the abovementioned Global Program, which was approved by the Regulator through a note issued on December 15, 2021.

(1)	On November 4, 2016, under the abovementioned Global Program, the Bank issued Subordinated Resettable Corporate Bonds, Class A, at a fixed rate of 6.75% p.a. until reset date, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000, under the terms and conditions set forth in the pricing supplement dated October 21, 2016. Interest is paid semiannually on May 4 and November 4 of every year and the reset date was November 4, 2021.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

The reset rate was established until the maturity date at 6.643% as a result of the benchmark reset rate plus 546.3 basis points, according to the abovementioned terms and conditions. As the Bank had not exercised the option to fully or partially redeem the issuance on the reset date and under the conditions established in the pricing supplement, it was established up to maturity. On the other hand, it could be fully redeemed, not partially, and only for tax or regulatory purposes. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

On January 12, 2026, the Bank announced a cash tender offer for any and all of its Class A Corporate Bonds, establishing in that offer an early tender date on January 26, 2026, and a late tender date on February 10, 2026. Accordingly, on January 28, 2026, designated as the early settlement date, the Bank repurchased Class A Corporate Bonds for a face value of USD 275,345,000, at a price of USD 1,010 for each USD 1,000 of principal of the Corporate Bonds validly tendered and accepted on or before the early tender date. Additionally, on that same date, the Bank paid the accrued interest on the repurchased Corporate Bonds. Subsequently, on February 11, 2026, the Bank repurchased Class A Corporate Bonds for a face value of USD 3,200,600, at a price of USD 1,010 for each USD 1,000 of principal of the Corporate Bonds validly tendered and accepted on or before the late tender date. Additionally, on that same date, the Bank paid the accrued interest on the repurchased Corporate Bonds. The repurchased Corporate Bonds were cancelled.

As of the date of issuance of these Condensed Consolidated Interim Financial Statements, the face value of outstanding Class A Corporate Bonds amounts to 121,454,400.

(2)	On June 23, 2025, under the abovementioned Global Program, the Bank issued Class G Corporate Bonds in US dollars at a fixed rate of 8% p.a., fully amortizable upon maturity (June 23, 2029) for a face value of USD 400,000,000, under the terms and conditions set forth in the pricing supplement dated April 14, 2025. Interest is paid semiannually on June 23 and December 23 of every year.

On the other hand, it could be fully redeemed, not partially, and only for tax or regulatory purposes, respecting current regulations regarding equal treatment among investors.

Additionally, on August 4, 2025, the Bank issued additional Corporate Bonds to Class G, with the same characteristics previously described, for a face value of USD 130,000,000.

As of the date of issuance of these Condensed Consolidated Interim Financial Statements, the total face value of Class G Corporate Bonds amounts to USD 530,000,000.

In accordance with CNV rules, the Board of Directors, at its meeting held on November 12, 2025, approved the application of the funds from Class G Corporate Bonds for a face value of USD 400,000,000 and informed the CNV, as a sworn statement, that the abovementioned application fulfills the funds allocation plan committed in the pricing supplement dated June 9, 2025, having applied all the net funds from the issuance of the Class G Corporate Bonds to working capital in Argentina and general financing purposes related to the commercial activity of the Bank (including the granting of loans and the rising of the liquidity position). Additionally, the Board of Directors, at its meeting held on January 14, 2026, approved the application of the funds from Class G Corporate Bonds for a face value of USD 130,000,000 and informed the CNV, as a sworn statement, that the abovementioned application fulfills the funds allocation plan committed in the pricing supplement dated July 29, 2025, having applied all the net funds from the issuance of the additional Class G Corporate Bonds to working capital in Argentina and general financing purposes related to the commercial activity of the Bank (including the granting of loans).

(3)	On January 28, 2026, under the abovementioned Global Program, the Bank issued Class H Corporate Bonds in US dollars at a fixed rate of 8% p.a., fully amortizable upon maturity (January 28, 2031) for a face value of USD 400,000,000, under the terms and conditions set forth in the pricing supplement dated January 12, 2026. Interest is paid semiannually on July 28 and January 28 of every year.

In accordance with CNV rules, the Board of Directors, at its meeting held on March 18, 2026, approved the partial application of the funds from Class H Corporate Bonds for a face value of USD 400,000,000 and informed the CNV, as a sworn statement, that the abovementioned application fulfills the funds allocation plan committed in the pricing supplement dated January 12, 2026. The Bank allocated part of the net funds from the issuance of Class H Corporate Bonds to repurchase Class A Corporate Bonds, according to the Tender Offer mentioned in item (1), for a face value of USD 278,545,600. The amount applied for such purpose totaled USD 281,331,056 in principal and premium and USD 4,325,227.46 in accrued interest. The remaining funds have been applied to the granting of loans in accordance with the BCRA rules, all in compliance with applicable regulations.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

39.	OFF BALANCE SHEET TRANSACTIONS

In addition to Note 4, the Bank maintains different off balance sheet transactions, pursuant to the BCRA standards. The composition of the amounts of the main off balance sheet transactions as of March 31, 2026, and December 31, 2025, is as follows:

Composition	03/31/2026	12/31/2025
Custody of government and private securities and other assets held by third parties	14,420,235,788	13,947,870,927
Preferred and other collaterals received from customers (1)	3,555,837,373	3,956,540,816
Outstanding checks not yet paid	268,663,298	264,692,061
Written-off credits	206,036,820	134,458,666
Checks already deposited and pending clearance	188,498,970	168,747,792

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force on this matter.

40.	TAX AND OTHER CLAIMS

40.1	Tax Claims

ARCA and the jurisdictional Tax Authorities have reviewed the tax returns filed by the Bank related to Income Tax, Minimum Presumed Income Tax and other taxes (mainly Turnover Tax). As a result, there are claims pending at court and/or administrative stages, either subject to discussion or appeal. The most significant claims are summarized below:

a)	ARCA’s challenges against the Income Tax returns filed by former Banco Bansud SA (for the fiscal years from June 30, 1995, through June 30, 1999, and for the irregular six-month period ended December 31, 1999) and by former Banco Macro SA (for the fiscal years ended from December 31, 1998, through December 31, 2000).

The matter under discussion that has not been resolved yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the National Tax Court and CSJN in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	ARCA’s ex-officio undocumented expenses determinations for the periods February, April, May 2015 and from July 2015 through January 2018, both included of date April 19, 2021. On October 5, 2021, the Bank filed an appeal to the National Tax Court which is in process in Panel B, Office 6, under file No. 2021-96970075.

On September 2, 2024, the National Tax Court issued a ruling against the Bank’s interests, with costs at its expense. On September 16, 2024, a limited review and appeal request was filed before the Federal Administrative Court, which was initiated on September 23, 2024.

On December 16, 2025, the Court issued a ruling allowing the appeal filed by the Bank, revoking the ruling of the National Tax Court which had upheld the judgment of the National Tax Authorities.

c)	Ex-officio Turnover Tax determinations in progress and/or adjustments, as a withholding agent and over municipal fees, pending resolution by the tax authorities of certain jurisdictions.

The Bank’s Management and its tax advisors and legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

40.2	Other Claims

The Bank registers actions initiated by consumer associations in relation to the collection of certain charges, commissions, interest, or practices and certain withholdings made by the Bank to individuals as withholding agent.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings.

41.	RESTRICTION ON DIVIDENDS DISTRIBUTION

a)	According to BCRA regulations, 20% of Banco Macro SA income for the year, without including Other Comprehensive Income, for the year plus/less prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the legal retained earnings.

b)	Through Communiqué “A” 6464, as amended and supplemented, the BCRA establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed if certain circumstances are met, such as no records of financial assistance from the BCRA due to illiquidity, shortages in payments of minimum capital or minimum cash requirement deficiencies, and not being subject to the provisions of Articles 34 and 35 bis of the Financial Entities Law (sections dealing with tax payment and restructuring agreements and reorganization of the Bank), among other conditions listed in the abovementioned communiqué that must be met. Likewise, the earnings distribution approved by the Shareholders’ Meeting of the Bank could only be formalized once the Superintendence of Financial and Foreign Exchange Entities of the BCRA approved it.

Likewise, profits may only be distributed to the extent that the financial institution has positive results, after deducting, on a non-accounting basis, from retained earnings and the optional reserve for future distribution of earnings, (i) the amounts of the legal and other earnings reserves which are mandatory, (ii) all debit amounts of each one of the accounting items recognized in “Other Comprehensive Income”, (iii) income from the revaluation of property, plant and equipment, intangible assets and investment property, (iv) the positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost, (v) the adjustments identified by the Superintendence of Financial and Exchange Entities of the BCRA or by the independent external auditor and that have not been recognized in the accounting records and (vi) certain franchises granted by the BCRA. Additionally, no profit distributions shall be made out of the profit originated as a result of the first-time application of the IFRS, for which a normative reserve was created, and its balance as of March 31, 2026, amounts to 208,950,394 (nominal value: 3,475,669).

The Bank must verify that, after completion of the earning distribution, a capital maintenance margin equal to 3.5% of risk-weighted assets is kept, apart from the minimum capital required by law, to be integrated by Tier 1 (COn1) ordinary capital, net of deductible items (CDCOn1).

According to Communiqué “A” 8410, the BCRA established that up to December 31, 2026, financial institutions which have the prior BCRA’s authorization will be allowed to distribute earnings up to 60% of the net income for the 2025 fiscal year, net of legal and statutory reserves. This distribution may be made in three equal, non-cumulative monthly installments, starting on the third working day of May and of each month in which the payment is made. The allocation of earnings must be consistent with the information disclosed in the Business Plan and Projections Reporting Regime, and the Capital Self-Assessment Report. Moreover, the BCRA established that the calculation of the components to determine distributable earnings, as well as the amount of the aforementioned installments, must be measured in constant currency as of the date of the Shareholders' Meeting.

c)	Pursuant to CNV General Resolution No. 622, the Shareholders’ Meeting in charge of analyzing the annual Financial Statements will be required to decide on the application of the Bank’s retained earnings, such as the actual distribution of dividends, the capitalization thereof through the delivery of bonus shares, the creation of earnings reserves additional to the legal earnings retained or a combination of any of these applications.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

Moreover, the General Regular Shareholders’ Meeting of Banco Macro SA held on April 8, 2026, decided to applied the retained earnings for an amount of 290,438,876 (non-restated amount) as follows (the figures mentioned below are stated in constant currency as of December 31, 2025):

a)	57,898,529 to the Legal Reserve;

b)	13,680,229 to the Personal Asset Tax on Business Companies; and

c)	218,860,118 to the Optional Reserve for Future Distribution of Earnings.

In addition, as it is mentioned in Note 31, the aforementioned Shareholders decided to partially apply the Optional Reserve for Future Distribution of Earnings, in order to allocate up to the amount of 138,956,468 (figure stated in constant currency as of December 31, 2025) to the payment of a cash dividend and/or dividend in kind subject to prior authorization from the BCRA. On April 30, 2026, the BCRA authorized this earnings distribution. See also Note 31.

42.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

As a financial institution, the activities of Banco Macro SA are governed by Financial Entities Law No. 21,526, as supplemented, and the regulations issued by the BCRA, and is exposed to intrinsic risks related to the financial industry. Moreover, the Bank adheres to the good banking practices laid out in BCRA Communiqué “A” 7465 - Financial Entities Corporate Governance Guidelines. Detailed explanations about the main aspects related to capital management, corporate governance transparency policy and risk management related to the Bank, are disclosed in Note 44 to the Consolidated Financial Statements as of December 31, 2025, already issued.

Additionally, the table below shows the minimum capital requirements measured on a consolidated basis, effective for the monthly position of March 2026, along with its integration (computable equity liability) as of the end of such month:

Item	03/31/2026
Minimum capital requirements	1,360,239,777
Computable equity	5,389,469,783
Capital surplus	4,029,230,006

43.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKETS

In the last years, the Argentine financial market has observed a prolonged period of volatility in the prices of public and private financial instruments, including a significant increase of country risk, the strong devaluation of the Argentine peso, a high inflation level (see Note 3, section "Unit of Measurement"), and the rising interest rates.

On December 10, 2023, the current authorities of the Argentine National Government took office and issued a series of measures within the framework of an economic policy proposal that, among its main objectives, pursues the elimination of the fiscal deficit on the basis of reducing primary public spending of both the Nation and the Provinces, and the resizing of the Federal Government’s structure, eliminating subsidies and transfers.

As soon as the new administration took office, measures were adopted to normalize the foreign exchange and financial markets. On the one hand, following a devaluation of the Argentine peso in the official exchange market close to 55%, together with a complete reconsideration of monetary and fiscal policies, the gap between the values of currencies in the official and free exchange markets (stock market operations) was significantly reduced from its maximum of 200% during the last quarter of 2023, which as of the date of issuance of these Condensed Consolidated Interim Financial Statements tends to zero. In April 2025, new measures aimed at easing regulations related to access to the foreign exchange market were established, including the establishment of floating bands (it began between ARS 1,000 and ARS 1,400, range that was updated at a negative monthly rate of 1% for the lower limit and a positive monthly rate of 1% for the upper limit until December 2025 and, from January 2026, it is updated in line with the evolution of inflation) within which the dollar exchange rate in the foreign exchange market may fluctuate, the elimination of foreign exchange restrictions applicable to individuals, the authorization for companies to transfer dividends abroad to non-resident shareholders corresponding to fiscal years beginning on or after January 1, 2025, and more flexibility to make payments abroad for imports of goods and services, among other regulations.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

On the other hand, as part of the measures taken since the beginning of its term of office, the National Government and the BCRA reformulated monetary and financial policies to significantly reduce the known as quasi-fiscal deficit, while a significant reduction in inflation levels was observed (31.5% during the fiscal year 2025 and 9.4% during the first quarter of 2026).

In relation to national public debt, various voluntary exchanges at local level and the agreements reached regarding commitments with the Paris Club and the International Monetary Fund (IMF), allowed the country to avoid arrears and the BCRA to advance in the normalization of foreign commercial debt and to accumulate international reserves from the external trade surplus and the Assets Regularization Regime contemplated in Law No. 27,743.

On a broader level, the National Government's program includes significant reforms to the economic, labor, tax, and social security framework, among others, as well as other areas of government work, pursuing deregulation objectives in various areas. On December 15, 2025, the BCRA announced its international reserve accumulation goals of USD 17 billion for the year 2026, to be achieved through foreign currency purchases in the Single and Free Exchange Market.

Although the Argentine macroeconomic and financial environment has evolved favorably in the last months, a certain heterogeneity in the recovery of the country's activity level, including a certain increase in arrears in both financial and non-financial sectors, and a relatively uncertain international context influenced by the effects of geopolitical conflicts in the Middle East, require permanent monitoring of the situation by the Bank's Management in order to identify those issues that may impact its patrimonial and financial position, which may be appropriate to reflect in the Financial Statements of future periods.

44.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the period and the issuance of these Condensed Consolidated Interim Financial Statements that may materially affect the financial position or the profit and loss of the period, not disclosed in these Condensed Consolidated Interim Financial Statements.

45.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These Condensed Consolidated Interim Financial Statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in Note 3. These accounting standards may not conform to accounting principles generally accepted in other countries.

60	Jorge Pablo Brito Chairman

EXHIBIT B

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF MARCH 31, 2026, AND DECEMBER 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of ARS in constant currency)

COMMERCIAL	03/31/2026	12/31/2025
In normal situation	3,084,277,338	3,714,253,613
With senior “A” collateral and counter-collateral	104,123,168	123,778,660
With senior “B” collateral and counter-collateral	351,748,928	405,839,739
Without senior collateral or counter-collateral	2,628,405,242	3,184,635,214
Subject to special monitoring	3,657,984	16,104,922
In observation
With senior “A” collateral and counter-collateral	238,568
With senior “B” collateral and counter-collateral	520,058
Without senior collateral or counter-collateral	2,899,358	16,104,922
Troubled	17,294,801
With senior “B” collateral and counter-collateral	1,474,988
Without senior collateral or counter-collateral	15,819,813
With high risk of insolvency	7,021,463	16,276,088
With senior “A” collateral and counter-collateral	1,385,094
With senior “B” collateral and counter-collateral	4,534,522	5,103,282
Without senior collateral or counter-collateral	1,101,847	11,172,806
Irrecoverable	17,730,175	9,404,028
With senior “B” collateral and counter-collateral	6,234,280	7,201,197
Without senior collateral or counter-collateral	11,495,895	2,202,831
Subtotal commercial	3,129,981,761	3,756,038,651

61	Jorge Pablo Brito Chairman

EXHIBIT B
(continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF MARCH 31, 2026, AND DECEMBER 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of ARS in constant currency)

CONSUMER AND MORTGAGE	03/31/2026	12/31/2025
Performing	7,464,251,377	8,047,248,858
With senior “A” collateral and counter-collateral	368,043,867	536,895,032
With senior “B” collateral and counter-collateral	595,832,243	651,723,929
Without senior collateral or counter-collateral	6,500,375,267	6,858,629,897
Low risk	327,511,330	291,733,801
With senior “A” collateral and counter-collateral	12,455,051	11,240,481
With senior “B” collateral and counter-collateral	18,491,484	16,021,627
Without senior collateral or counter-collateral	296,564,795	264,471,693
Low risk - in special treatment	4,427,510	3,414,095
With senior “A” collateral and counter-collateral	37,908	15,690
With senior “B” collateral and counter-collateral	26,250	115
Without senior collateral or counter-collateral	4,363,352	3,398,290
Medium risk	286,699,766	230,162,023
With senior “A” collateral and counter-collateral	6,809,852	5,524,837
With senior “B” collateral and counter-collateral	10,595,477	5,520,223
Without senior collateral or counter-collateral	269,294,437	219,116,963
High risk	211,628,175	168,412,370
With senior “A” collateral and counter-collateral	3,533,508	2,450,902
With senior “B” collateral and counter-collateral	11,787,183	7,831,232
Without senior collateral or counter-collateral	196,307,484	158,130,236
Irrecoverable	80,950,309	62,071,422
With senior “A” collateral and counter-collateral	849,359	105,568
With senior “B” collateral and counter-collateral	1,274,522	946,325
Without senior collateral or counter-collateral	78,826,428	61,019,529

Subtotal consumer and mortgage	8,375,468,467	8,803,042,569
Total	11,505,450,228	12,559,081,220

62	Jorge Pablo Brito Chairman

EXHIBIT B
(continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF MARCH 31, 2026, AND DECEMBER 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of ARS in constant currency)

This exhibit discloses the contractual figures as established by the BCRA. The conciliation with the Condensed Consolidated Interim Statements of Financial Position is listed below.

	03/31/2026	12/31/2025
Loans and other financing	10,629,925,103	11,719,471,052
Added:
Allowances for loans and other financing	652,381,131	555,409,274
Adjustment amortized cost and fair value	6,374,743	9,793,732
Debt securities of financial trust - Measured at amortized cost	110,080	706,095
Corporate bonds	2,077,284	2,384,380
Subtract:
Interest and other accrued items receivable from financial assets with impaired credit value	(14,986,133)	(12,155,291)
Guarantees provided and contingent liabilities	229,568,020	283,471,978
Total computable items	11,505,450,228	12,559,081,220

63	Jorge Pablo Brito Chairman

EXHIBIT C

CONSOLIDATED CONCENTRATION OF LOANS AND FINANCING FACILITIES
AS OF MARCH 31, 2026, AND DECEMBER 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of ARS in constant currency)

	03/31/2026		12/31/2025
Number of Customers	Cut Off Balance	% of Total Portfolio	Cut Off Balance	% of Total Portfolio
10 largest customers	987,610,496	8.58	1,227,118,485	9.77
50 next largest customers	1,004,207,476	8.73	1,261,911,047	10.05
100 next largest customers	509,739,418	4.43	561,904,448	4.47
Other customers	9,003,892,838	78.26	9,508,147,240	75.71
Total (1)	11,505,450,228	100.00	12,559,081,220	100.00

(1)	See reconciliation in Exhibit B.

64	Jorge Pablo Brito Chairman

EXHIBIT D

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF MARCH 31, 2026

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

		Remaining Terms to Maturity
Item	Matured	Up to 1 Month	Over 1 Month and up to 3 Months	Over 3 Months and up to 6 Months	Over 6 Months and up to 12 Months	Over 12 Months and up to 24 Months	Over 24 Months	Total
Non-financial public sector	1,220	87,802,829	22,795,194	29,123,950	53,637,777	90,433,598	37,205,291	320,999,859
Financial sector		58,850,965	45,288,650	7,000,816	9,501,382	9,488,732	3,539,507	133,670,052
Non-financial private sector and foreign residents	259,733,686	3,403,408,426	2,025,664,852	1,897,797,093	1,869,043,064	2,183,870,508	2,869,714,274	14,509,231,903
Total	259,734,906	3,550,062,220	2,093,748,696	1,933,921,859	1,932,182,223	2,283,792,838	2,910,459,072	14,963,901,814

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF DECEMBER 31, 2025

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

		Remaining Terms to Maturity
Item	Matured	Up to 1 Month	Over 1 Month and up to 3 Months	Over 3 Months and up to 6 Months	Over 6 Months and up to 12 Months	Over 12 Months and up to 24 Months	Over 24 Months	Total
Non-financial public sector	1,335	64,981,927	28,717,197	41,581,196	55,279,079	93,448,839	51,877,393	335,886,966
Financial sector		90,831,017	5,979,903	52,491,398	12,301,088	13,108,611	5,169,006	179,881,023
Non-financial private sector and foreign residents	199,940,539	4,049,464,996	1,712,712,117	2,110,514,071	2,352,663,863	2,272,227,348	3,133,038,237	15,830,561,171
Total	199,941,874	4,205,277,940	1,747,409,217	2,204,586,665	2,420,244,030	2,378,784,798	3,190,084,636	16,346,329,160

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

65	Jorge Pablo Brito Chairman

EXHIBIT F

CONSOLIDATED CHANGES IN PROPERTY, PLANT AND EQUIPMENT

AS OF MARCH 31, 2026

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

							Depreciation
Item	Original Value at Beginning of Fiscal Year	Total Life Estimated in Years	Increases	Decreases	Transfers (1)	Difference for Conversion	Accumulated	Transfers (1)	Decrease	Difference for Conversion	Of the Period	At the End	Residual Value at the End of the Period
Cost
Real property	1,045,964,017	50	390,423	2,206,521	(5,960,496)		161,278,417	(933,471)	55,984		5,848,875	166,137,837	872,049,586
Furniture and facilities	185,475,521	10	858,072		4,045,576	(545)	93,667,668	11		(167)	4,263,758	97,931,270	92,447,354
Machinery and equipment	187,777,494	5	5,483,287	11,141	632,076	(17,756)	113,517,669	1	6,275	(7,277)	7,817,184	121,321,302	72,542,658
Vehicles	35,569,297	5	185,612	271,244	(45)	(9,370)	28,136,776		226,822	(6,091)	858,497	28,762,360	6,711,890
Other	75,972	3				(10,283)	49,933			(6,779)	5,352	48,506	17,183
Work in progress	57,890,170		8,132,676		(9,486,732)								56,536,114
Right of use real property	100,686,682	5	975,479	4,292,032	478,986	(49,632)	80,722,336	178,653	1,823,488	(13,817)	1,683,065	80,746,749	17,052,734
Right of use furniture	11,372,900	5	160,507		(478,825)		5,860,741	(178,653)			632,362	6,314,450	4,740,132
Total property, plant and equipment	1,624,812,053		16,186,056	6,780,938	(10,769,460)	(87,586)	483,233,540	(933,459)	2,112,569	(34,131)	21,109,093	501,262,474	1,122,097,651

(1)	During fiscal year 2026, transfers were made to Non-current Assets Held for Sale.

CONSOLIDATED CHANGES IN PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2025

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

							Depreciation
Item	Original Value at Beginning of Fiscal Year	Total Life Estimated in Years	Increases	Decreases	Transfers (1)	Difference for Conversion	Accumulated	Transfers (1)	Decrease	Difference for Conversion	For the Fiscal Year	At the End	Residual Value at the End of the Fiscal Year
Cost
Real property	1,029,289,386	50	5,370,707	2,682,168	13,986,092		139,075,019	(4,703)	433,162		22,641,263	161,278,417	884,685,600
Furniture and facilities	153,518,437	10	6,754,461	156,149	25,358,034	738	78,072,112	102,366	155,617	(12,967)	15,661,774	93,667,668	91,807,853
Machinery and equipment	165,579,024	5	20,611,694	6,785	1,579,459	14,102	82,838,061	1,586	6,785	3,674	30,681,133	113,517,669	74,259,825
Vehicles	36,027,303	5	2,350,940	2,802,173	(11,610)	4,837	26,684,086	10,416	2,257,613	2,179	3,697,708	28,136,776	7,432,521
Other	63,798	3	4,795			7,379	24,434			15,107	10,392	49,933	26,039
Work in progress	46,639,999		52,492,562		(41,242,391)								57,890,170
Right of use real property	100,519,896	5	13,228,168	13,108,737		47,355	76,859,742		8,274,501	3,916	12,133,179	80,722,336	19,964,346
Right of use furniture	10,122,889	5	1,250,011				3,302,004				2,558,737	5,860,741	5,512,159
Total property, plant and equipment	1,541,760,732		102,063,338	18,756,012	(330,416)	74,411	406,855,458	109,665	11,127,678	11,909	87,384,186	483,233,540	1,141,578,513

(1)	During fiscal year 2025, transfers were made to Non-current Assets Held for Sale.

66	Jorge Pablo Brito Chairman

EXHIBIT F

(continued)

CONSOLIDATED CHANGES IN INVESTMENT PROPERTY

AS OF MARCH 31, 2026

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

							Depreciation
Item	Original Value at Beginning of Fiscal Year	Useful Life Estimated in Years	Increases	Decreases	Transfers (1)	Difference for Conversion	Accumulated	Transfers (1)	Decrease	Of the Period	At the End	Residual Value at the End of the Period
Cost
Leased properties	4,698,966	5			(123,478)		997,343			23,031	1,020,374	3,555,114
Other investment properties	110,741,386	50		530,112	(459,403)	(645)	8,333,171	6,940	530,112	1,322,688	9,132,687	100,618,539
Total investment property	115,440,352			530,112	(582,881)	(645)	9,330,514	6,940	530,112	1,345,719	10,153,061	104,173,653

(1)	During fiscal year 2026, transfers were made to Non-current Assets Held for Sale.

CONSOLIDATED CHANGES IN INVESTMENT PROPERTY

AS OF DECEMBER 31, 2025

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

							Depreciation
Item	Original Value at Beginning of Fiscal Year	Useful Life Estimated in Years	Increases	Decreases	Transfers (1)	Difference for Conversion	Accumulated	Transfers (1)	Decrease	For the Fiscal Year	At the End	Residual Value at the End of the Fiscal Year
Cost
Leased properties	3,872,218	5			826,748		744,428	168,701		84,214	997,343	3,701,623
Other investment properties	100,269,112	50	12,811,482	1,733,240	(606,652)	684	5,324,687	(168,903)	1,716,964	4,894,351	8,333,171	102,408,215
Total investment property	104,141,330		12,811,482	1,733,240	220,096	684	6,069,115	(202)	1,716,964	4,978,565	9,330,514	106,109,838

(1)	During fiscal year 2025, transfers were made to Non-current Assets Held for Sale.

67	Jorge Pablo Brito Chairman

EXHIBIT G

CONSOLIDATED CHANGES IN INTANGIBLE ASSETS

AS OF MARCH 31, 2026

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

	Original Value	Useful Life				Depreciation					Residual Value
Item	at Beginning of Fiscal Year	Estimated in Years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	Of the Period	At the End	at the End of the Period
Cost
Licenses	115,719,153	5	1,048,319		(343)	90,653,560			3,040,488	93,694,048	23,073,081
Other intangible assets	497,246,579	5	17,518,015		(2,700)	322,192,594			21,164,916	343,357,510	171,404,384
Total intangible assets	612,965,732		18,566,334		(3,043)	412,846,154			24,205,404	437,051,558	194,477,465

CONSOLIDATED CHANGES IN INTANGIBLE ASSETS

AS OF DECEMBER 31, 2025

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

	Original Value	Useful Life				Depreciation					Residual Value
Item	at Beginning of Fiscal Year	Estimated in Years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	For the Fiscal Year	At the End	at the End of the Fiscal Year
Cost
Licenses	104,836,264	5	10,882,889			71,519,043			19,134,517	90,653,560	25,065,593
Other intangible assets	416,994,487	5	80,474,750	337	(222,321)	237,990,677	(21)	337	84,202,275	322,192,594	175,053,985
Total intangible assets	521,830,751		91,357,639	337	(222,321)	309,509,720	(21)	337	103,336,792	412,846,154	200,119,578

68	Jorge Pablo Brito Chairman

EXHIBIT H

CONSOLIDATED DEPOSIT CONCENTRATION

AS OF MARCH 31, 2026, AND DECEMBER 31, 2025

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

	03/31/2026		12/31/2025
Number of Customers	Outstanding Balance	% of Total Portfolio	Outstanding Balance	% of Total Portfolio
10 largest customers	1,844,724,806	13.19	2,077,044,024	13.86
50 next largest customers	1,530,110,386	10.94	1,672,423,481	11.16
100 next largest customers	703,654,232	5.03	718,408,644	4.79
Other customers	9,911,116,473	70.84	10,515,471,418	70.19

Total	13,989,605,897	100.00	14,983,347,567	100.00

69	Jorge Pablo Brito Chairman

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS

AS OF MARCH 31, 2026

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

	Remaining Terms to Maturity
Item	Up to 1 Month	Over 1 Month and up to 3 Months	Over 3 Months and up to 6 Months	Over 6 Months and up to 12 Months	Over 12 Months and up to 24 Months	Over 24 Months	Total
Deposits	12,209,986,774	1,470,244,334	197,936,938	208,984,517	4,450,178	128,553	14,091,731,294
From the non-financial public sector	660,801,866	107,001,394	18,443,920	2,652,229			788,899,409
From the financial sector	20,014,096						20,014,096
From the non-financial private sector and foreign residents	11,529,170,812	1,363,242,940	179,493,018	206,332,288	4,450,178	128,553	13,282,817,789
Liabilities at fair value through profit or loss	8,091,297						8,091,297
Derivative financial instruments	175,138	5,183,132					5,358,270
Other financial liabilities	1,589,406,274	5,800,649	6,565,184	11,971,574	20,875,424	30,072,335	1,664,691,440
Financing received from the BCRA and other financial institutions	15,460,591	59,004,092	22,397,833	573,215	115,263		97,550,994
Issued corporate bonds		29,250,765	22,076,050	51,326,815	102,653,630	1,503,378,980	1,708,686,240
Subordinated corporate bonds		5,725,192		173,667,211			179,392,403
Total	13,823,120,074	1,575,208,164	248,976,005	446,523,332	128,094,495	1,533,579,868	17,755,501,938

This exhibit discloses contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

70	Jorge Pablo Brito Chairman

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2025

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

	Remaining Terms to Maturity
Item	Up to 1 Month	Over 1 Month and up to 3 Months	Over 3 Months and up to 6 Months	Over 6 Months and up to 12 Months	Over 12 Months and up to 24 Months	Over 24 Months	Total
Deposits	13,336,316,962	1,265,100,464	287,650,480	191,979,494	3,257,070	304,912	15,084,609,382
From the non-financial public sector	572,358,731	78,560,848	53,859,061	3,896			704,782,536
From the financial sector	20,377,207						20,377,207
From the non-financial private sector and foreign residents	12,743,581,024	1,186,539,616	233,791,419	191,975,598	3,257,070	304,912	14,359,449,639
Liabilities at fair value through profit or loss	16,105,811						16,105,811
Derivative financial instruments	44,567	17,119	484,134				545,820
Other financial liabilities	1,901,997,537	6,511,731	6,877,915	13,888,100	24,576,957	38,804,697	1,992,656,937
Financing received from the BCRA and other financial institutions	45,793,911	64,377,333	60,059,912	905,604	269,749		171,406,509
Issued corporate bonds			33,608,712	33,608,712	67,217,425	941,043,947	1,075,478,796
Subordinated corporate bonds			21,111,269	656,705,701			677,816,970
Total	15,300,258,788	1,336,006,647	409,792,422	897,087,611	95,321,201	980,153,556	19,018,620,225

This exhibit discloses contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

71	Jorge Pablo Brito Chairman

EXHIBIT J

CONSOLIDATED CHANGES IN PROVISIONS

AS OF MARCH 31, 2026

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

	Amounts at Beginning of		Decreases		Monetary Effect Generated by
Item	Fiscal Year	Increases	Reversals	Write-off	Provisions	03/31/2026
Provisions for eventual commitments	27,481,302	7,397,112		2,748,150	(2,378,978)	29,751,286
For administrative, disciplinary and criminal penalties	547				(47)	500
Provisions for termination benefits	40,293,738	2,136,071		14,472,321	(3,230,886)	24,726,602
Other	10,691,801	4,535,107		3,636,190	(963,189)	10,627,529
Total provisions	78,467,388	14,068,290		20,856,661	(6,573,100)	65,105,917

CONSOLIDATED CHANGES IN PROVISIONS

AS OF DECEMBER 31, 2025

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

	Amounts at Beginning of		Decreases		Monetary Effect Generated by
Item	Fiscal Year	Increases	Reversals	Write-off	Provisions	12/31/2025
Provisions for eventual commitments	11,323,532	27,260,691		7,180,513	(3,922,408)	27,481,302
For administrative, disciplinary and criminal penalties	720				(173)	547
Provisions for termination benefits		40,293,738				40,293,738
Other	13,252,238	15,184,246		14,282,999	(3,461,684)	10,691,801
Total provisions	24,576,490	82,738,675		21,463,512	(7,384,265)	78,467,388

72	Jorge Pablo Brito Chairman

EXHIBIT L

CONSOLIDATED FOREIGN CURRENCY AMOUNTS

AS OF MARCH 31, 2026, AND DECEMBER 31,2025

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

	03/31/2026					12/31/2025
	Total Parent Company and	Total per Currency
Item	Local Branches	US Dollar	Euro	Real	Other	Total
Assets
Cash and deposits in banks	3,748,226,791	3,705,365,897	38,210,475	317,247	4,333,172	3,885,540,315
Debt securities at fair value through profit or loss (1)	185,914,450	185,914,450				136,428,021
Repo transactions	1,701,219	1,701,219
Other financial assets	125,410,725	125,318,509	92,216			115,179,047
Loans and other financing	2,291,279,824	2,290,767,067	512,757			2,562,839,582
Other financial entities	124,888	124,888				144,263
Non-financial private sector and foreign residents	2,291,154,936	2,290,642,179	512,757			2,562,695,319
Other debt securities	117,345,233	117,345,233				129,323,998
Financial assets delivered as guarantee	34,940,983	34,845,061	95,922			72,611,334
Equity instruments at fair value through profit or loss	572,495	572,495				585,697
Total assets	6,505,391,720	6,461,829,931	38,911,370	317,247	4,333,172	6,902,507,994

Liabilities
Deposits	4,763,115,720	4,737,177,435	25,938,285			5,381,151,519
Non-financial public sector	203,356,061	203,356,061				165,615,490
Financial sector	16,646,732	16,646,732				19,213,360
Non-financial private sector and foreign residents	4,543,112,927	4,517,174,642	25,938,285			5,196,322,669
Liabilities at fair value through profit or loss	219,015	219,015				16,105,811
Other financial liabilities	249,234,057	239,423,339	9,347,181	115	463,422	290,303,410
Financing received from the BCRA and other financial institutions	94,756,339	94,243,134	513,205			148,247,337
Issued corporate bonds	1,292,144,240	1,292,144,240				829,117,913
Subordinated corporate bonds	172,735,044	172,735,044				643,555,869
Other non-financial liabilities	145,429,736	145,429,736				7,521,129
Total liabilities	6,717,634,151	6,681,371,943	35,798,671	115	463,422	7,316,002,988

(1)	Includes Argentine Treasury Bonds linked to the US dollar for 1,081.

73	Jorge Pablo Brito Chairman

EXHIBIT Q

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2026 AND 2025

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of ARS in constant currency)

	Net Financial Income / (Loss)
	Mandatory Measurement
Item	Quarter Ended 03/31/2026	Quarter Ended 03/31/2025
For measurement of financial assets at fair value through profit or loss
Gain from government securities	113,781,661	51,582,158
(Loss) / gain from private securities	(5,245,467)	10,234,631
Gain from derivative financial instruments
Forward transactions		1,878,048
(Loss) / gain from other financial assets	(24,061)	2,411,350
Gain from equity instruments at fair value through profit or loss	168,881	16,745,922
Gain from sale or write-off of financial assets at fair value (1)	898,371	7,542,223
For measurement of financial liabilities at fair value through profit or loss
Loss from derivative financial instruments
Forward transactions	(25,211,791)
Options		(2,307,331)

Total	84,367,594	88,087,001

(1)	Net amount of reclassifications to profit of instruments classified at fair value through other comprehensive income that were derecognized or charged during the period.

74	Jorge Pablo Brito Chairman

EXHIBIT Q
(continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2026 AND 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of ARS in constant currency)

	Financial Income / (Loss)
Interest and Adjustment for the Application of the Effective Interest Rate of Financial Assets and Financial Liabilities Measured at Amortized Cost	Quarter Ended 03/31/2026	Quarter Ended 03/31/2025
Interest income
for cash and bank deposits	5,518,002	3,071,744
for government securities	439,148,515	333,301,849
for private securities	142,565	348,856
for loans and other financing
Non-financial public sector	23,081,053	8,143,574
Financial sector	9,638,424	3,684,250
Non-financial private sector
Overdrafts	135,909,595	83,810,897
Documents	90,748,997	67,002,084
Mortgage loans	86,963,144	60,073,226
Pledge loans	10,292,689	6,496,223
Personal loans	399,849,994	338,048,302
Credit cards	103,742,120	104,520,187
Financial leases	1,879,824	4,448,611
Other	145,524,369	109,256,486
for repo transactions
Central Bank of Argentina	1,982,187
Other financial entities	5,793,545	1,145,235
Total	1,460,215,023	1,123,351,524
Interest expenses
for deposits
Non-financial private sector
Checking accounts	(9,647,855)	(17,890,140)
Saving accounts	(7,129,209)	(6,098,458)
Time deposits and investments accounts	(433,667,466)	(339,380,406)
Other		(2)
for financing received from the BCRA and other financial institutions	(1,609,518)	(408,270)
for repo transactions
Other financial entities	(1,133,972)	(1,700,846)
for other financial liabilities	(4,023,707)	(4,671,128)
for issued corporate bonds	(23,643,637)	(1,965,270)
for other subordinated corporate bonds	(4,878,419)	(9,194,890)
Total	(485,733,783)	(381,309,410)

Jorge Pablo Brito
75	Chairman

EXHIBIT Q
(continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2026 AND 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of ARS in constant currency)

	Income of the Period	Other Comprehensive Income	Income of the Period	Other Comprehensive Income
Interest and Adjustment for the Application of the Effective Interest Rate of Financial Assets Measured at Fair Value Through OCI	Quarter ended 03/31/2026	Quarter ended 03/31/2025	Quarter ended 03/31/2025	Quarter ended 03/31/2026
For debt government securities	712,295	(12,286)	25,982,131	(599,611)
Total	712,295	(12,286)	25,982,131	(599,611)

	Income of the Period
Item	Quarter Ended 03/31/2026	Quarter Ended 03/31/2025
Commissions income
Commissions related to obligations	121,522,869	121,846,611
Commissions related to credits	2,330,033	4,164,542
Commissions related to loans commitments and financial guarantees	137,068	217,930
Commissions related to securities value	6,548,750	9,701,077
Commissions for credit cards	69,597,169	65,902,669
Commissions for insurances	15,512,545	16,237,584
Commissions related to trading and foreign exchange transactions	7,802,051	7,075,771
Total	223,450,485	225,146,184

Commissions expenses
Commissions related to securities transactions	(15,073)	(25,812)
Commissions related to trading and foreign exchange transactions	(367,058)	(1,015,925)
Other
Commissions paid ATM exchange	(10,735,283)	(21,054,425)
Checkbooks commissions and clearing houses	(6,240,217)	(6,651,728)
Credit cards and foreign trade commissions	(1,923,824)	(2,156,791)
Total	(19,281,455)	(30,904,681)

Jorge Pablo Brito
76	Chairman

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF MARCH 31, 2026
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of ARS in constant currency)

		Movements Between Stages of the Period
			ECL of Remaining Life of Financial Asset
Item	Amounts at Beginning of the Fiscal Year	ECL of the Next 12 Months	Financial Instruments with a Significant Increase in Credit Risk	Financial Instruments with Impairment	Monetary Effect Generated by Allowances	03/31/2026
Other financial assets	1,504,509	(1,066)		(183,271)	(124,110)	1,196,062
Loans and other financing	555,409,274	22,156,307	33,957,144	93,395,250	(52,536,844)	652,381,131
Other financial entities	53,182	(10,709)			(4,258)	38,215
To the non-financial private sector and foreign residents
Overdrafts	42,201,133	3,335,778	10,488,961	10,162,185	(4,381,887)	61,806,170
Documents	17,335,465	1,062,593	3,039,568	11,597,841	(1,980,593)	31,054,874
Mortgage loans	23,638,468	549,137	1,067,104	5,583,846	(2,261,844)	28,576,711
Pledge loans	5,898,264	989,343	1,531,211	2,110,279	(651,922)	9,877,175
Personal loans	249,484,063	7,969,712	3,673,675	23,774,216	(22,618,595)	262,283,071
Credit cards	147,345,286	5,003,615	309,227	18,276,612	(13,441,072)	157,493,668
Financial leases	510,772	(4,006)	40,492	409,937	(57,857)	899,338
Other	68,942,641	3,260,844	13,806,906	21,480,334	(7,138,816)	100,351,909
Eventual commitments	27,481,302	5,148,849	(359,954)		(2,518,911)	29,751,286
Other debt securities	5,317	(2,838)			(371)	2,108
Total allowances	584,400,402	27,301,252	33,597,190	93,211,979	(55,180,236)	683,330,587

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF DECEMBER 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of ARS in constant currency)

		Movements Between Stages for the Fiscal Year
			ECL of Remaining Life of Financial Asset
Item	Amounts at Beginning of the Fiscal Year	ECL of the Next 12 Months	Financial Instruments with a Significant Increase in Credit Risk	Financial Instruments with Impairment	Monetary Effect Generated by Allowances	12/31/2025
Other financial assets	402,998	(234,491)		1,543,930	(207,928)	1,504,509
Loans and other financing	177,566,683	93,524,129	136,866,638	239,246,377	(91,794,553)	555,409,274
Other financial entities	42,780	34,746	(300)		(24,044)	53,182
To the non-financial private sector and foreign residents
Overdrafts	17,491,813	5,434,551	9,237,458	17,912,306	(7,874,995)	42,201,133
Documents	7,989,698	1,762,802	266,583	10,374,097	(3,057,715)	17,335,465
Mortgage loans	12,597,402	2,923,508	5,887,160	6,640,648	(4,410,250)	23,638,468
Pledge loans	2,449,557	227,940	1,092,719	3,176,224	(1,048,176)	5,898,264
Personal loans	60,252,439	49,413,317	66,902,390	111,590,783	(38,674,866)	249,484,063
Credit cards	51,223,671	24,919,132	38,732,652	58,534,156	(26,064,325)	147,345,286
Financial leases	635,039	(375,953)	75,795	298,572	(122,681)	510,772
Other	24,884,284	9,184,086	14,672,181	30,719,591	(10,517,501)	68,942,641
Eventual commitments	11,323,532	16,293,399	3,937,636		(4,073,265)	27,481,302
Other debt securities	8,374	(426)			(2,631)	5,317
Total allowances	189,301,587	109,582,611	140,804,274	240,790,307	(96,078,377)	584,400,402

Jorge Pablo Brito
77	Chairman

CONDENSED SEPARATE INTERIM STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2026, AND DECEMBER 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of ARS in constant currency)

Items	Notes	Exhibits	03/31/2026	12/31/2025
ASSETS
Cash and deposits in banks	8		4,549,101,368	4,618,463,238
Cash			521,849,555	594,758,318
Central Bank of Argentina			2,840,216,661	3,332,763,206
Other local and foreign entities			1,186,944,708	690,833,842
Other			90,444	107,872
Debt securities at fair value through profit or loss	8	A	1,092,651,528	734,490,505
Derivative financial instruments	8		7,997,502	8,696,391
Repo transactions	8		100,024,702	198,256,087
Other financial assets	5, 7 and 8	R	191,498,279	208,756,979
Loans and other financing	6, 7 and 8	B, C, D and R	10,554,381,531	11,621,792,756
Non-financial public sector			248,132,123	250,041,035
Other financial entities			90,732,240	128,750,730
Non-financial private sector and foreign residents			10,215,517,168	11,243,000,991
Other debt securities	7 and 8	A and R	4,652,795,427	4,704,570,487
Financial assets delivered as guarantee	8 and 30		300,622,213	352,681,920
Equity instruments at fair value through profit or loss	8	A	26,828,017	31,779,207
Investments in subsidiaries, associates and joint ventures	10		314,136,300	332,180,236
Property, plant and equipment		F	1,120,766,281	1,140,103,783
Intangible assets		G	189,349,008	194,769,799
Deferred income tax assets	20		129,890,013	24,590,561
Other non-financial assets	11		159,048,216	150,947,805
Non-current assets held for sale			112,206,185	103,002,798
TOTAL ASSETS			23,501,296,570	24,425,082,552

Jorge Pablo Brito
78	Chairman

CONDENSED SEPARATE INTERIM STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2026, AND DECEMBER 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of ARS in constant currency)

Items	Notes	Exhibits	03/31/2026	12/31/2025
LIABILITIES
Deposits	8 and 13	H and I	13,925,709,859	14,867,089,934
Non-financial public sector			783,053,591	699,185,379
Financial sector			20,014,096	20,377,207
Non-financial private sector and foreign residents			13,122,642,172	14,147,527,348
Derivative financial instruments	8	I	5,358,270	545,820
Other financial liabilities	8 and 14	I	1,078,526,285	1,158,048,589
Financing received from the BCRA and other financial institutions	8	I	95,560,471	167,712,247
Issued corporate bonds	8 and 35	I	1,295,865,258	837,192,529
Current income tax liability	20		454,526,189	316,538,078
Subordinated corporate bonds	8 and 35	I	172,735,044	647,067,830
Provisions	15	J and R	62,896,031	77,054,081
Other non-financial liabilities	16		554,149,718	627,576,241
TOTAL LIABILITIES			17,645,327,125	18,698,825,349
SHAREHOLDERS’ EQUITY
Capital stock	28	K	639,413	639,413
Non-capitalized contributions			12,429,781	12,429,781
Capital adjustments			1,806,370,293	1,806,370,293
Earnings reserved			3,589,477,607	3,589,477,607
Retained earnings			317,862,958	1,035,579
Accumulated other comprehensive income			(11,049,169)	(522,849)
Net income of the period / fiscal year			140,238,562	316,827,379
TOTAL SHAREHOLDERS’ EQUITY			5,855,969,445	5,726,257,203
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			23,501,296,570	24,425,082,552

Notes 1 to 42 to the Condensed Separate Interim Financial Statements and exhibits A to D, F to L, O, Q, and R are an integral part of these Condensed Separate Interim Financial Statements.

Jorge Pablo Brito
79	Chairman

CONDENSED SEPARATE INTERIM STATEMENT OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2026 AND 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of ARS in constant currency)

Items	Notes	Exhibits	Quarter Ended 03/31/2026	Quarter Ended 03/31/2025
Interest income		Q	1,456,901,527	1,145,891,946
Interest expense		Q	(482,762,862)	(378,092,885)
Net interest income			974,138,665	767,799,061
Commissions income	21	Q	209,998,475	216,284,878
Commissions expense		Q	(12,110,233)	(17,171,816)
Net commissions income			197,888,242	199,113,062
Subtotal (Net interest income plus Net commissions income)			1,172,026,907	966,912,123
Net gain from measurement of financial instruments at fair value through profit or loss		Q	52,426,988	51,224,575
Profit from sold or derecognized assets at amortized cost			70,160,399
Differences in quoted prices of gold and foreign currency	22		61,612,078	6,856,857
Other operating income	23		41,435,999	45,194,332
Credit loss expense on financial assets			(236,395,041)	(87,208,734)
Net operating income			1,161,267,330	982,979,153
Employee benefits	24		(222,149,115)	(215,713,817)
Administrative expenses	25		(112,169,232)	(109,135,470)
Depreciation and amortization of fixed assets		F and G	(44,623,938)	(47,708,040)
Other operating expenses	26		(253,061,663)	(207,287,657)
Operating income			529,263,382	403,134,169
Income from subsidiaries, associates and joint ventures	10		9,037,670	23,229,468
Loss on net monetary position			(334,651,622)	(332,186,573)
Income before tax on continuing operations			203,649,430	94,177,064
Income tax on continuing operations	20.b)		(63,410,868)	(34,703,217)
Net income from continuing operations			140,238,562	59,473,847
Net income of the period			140,238,562	59,473,847

Jorge Pablo Brito
80	Chairman

SEPARATE EARNINGS PER SHARE
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2026 AND 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of ARS in constant currency)

Items	Quarter Ended 03/31/2026	Quarter Ended 03/31/2025
Net profit attributable to parent’s shareholders	140,238,562	59,473,847
Plus: Potential dilutive effect inherent to common shares
Net profit attributable to parent’s shareholders adjusted for dilution	140,238,562	59,473,847
Weighted average of outstanding common shares of the period	639,390	639,413
Plus: Weighted average of additional common shares with dilutive effects
Weighted average of outstanding common shares of the period adjusted for dilution	639,390	639,413
Basic earnings per share (in ARS)	219.3318	93.0132

Jorge Pablo Brito
81	Chairman

CONDENSED SEPARATE INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2026 AND 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of ARS in constant currency)

Items	Notes	Exhibits	Quarter Ended 03/31/2026	Quarter Ended 03/31/2025
Net income of the period			140,238,562	59,473,847
Items of Other Comprehensive Income that will be reclassified to profit or loss of the period
Foreign currency translation differences from Financial Statements conversion			(10,513,542)	(2,759,517)
Foreign currency translation differences of the period			(10,513,542)	(2,759,517)
Profit or loss from financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))			914	670,764
Profit or loss of the period from financial instruments at fair value through other comprehensive income (FVOCI)		Q	1,406	284,896
Reclassification of the period				747,049
Income tax	20.b)		(492)	(361,181)
Interest in other comprehensive loss of associates and joint ventures accounted for using the participation method			(13,692)	(884,507)
Loss of the period from interest in other comprehensive income of subsidiaries, associates and joint ventures accounted for using the participation method			(13,692)	(884,507)
Total other comprehensive loss that will be reclassified to profit or loss			(10,526,320)	(2,973,260)
Total other comprehensive loss			(10,526,320)	(2,973,260)
Total comprehensive income of the period			129,712,242	56,500,587

Notes 1 to 42 to the Condensed Separate Interim Financial Statements and exhibits A to D, F to L, O, Q, and R are an integral part of these Condensed Separate Interim Financial Statements.

Jorge Pablo Brito
82	Chairman

CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2026
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of ARS in constant currency)

		Capital Stock		Non- capitalized Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding Shares	In Treasury	Additional Paid-in Capital	Capital Adjustments	Accumulated Foreign Currency Translation Difference from Financial Statements Conversion	Other	Legal	Other	Retained Earnings	Total Equity
Restated amount at the beginning of the fiscal year		639,390	23	12,429,781	1,806,370,293	(533,445)	10,596	1,532,731,179	2,056,746,428	317,862,958	5,726,257,203
Total comprehensive income of the period
- Net income of the period										140,238,562	140,238,562
- Other comprehensive loss of the period						(10,513,542)	(12,778)				(10,526,320)
Amount at the end of the period		639,390	23	12,429,781	1,806,370,293	(11,046,987)	(2,182)	1,532,731,179	2,056,746,428	458,101,520	5,855,969,445

CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of ARS in constant currency)

		Capital Stock	Non- capitalized Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding Shares	Additional Paid-in Capital	Capital Adjustments	Accumulated Foreign Currency Translation Difference from Financial Statements Conversion	Other	Legal	Other	Retained Earnings	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	1,806,370,293	(5,721,755)	(8,305,008)	1,442,714,571	2,129,732,628	452,229,552	5,830,089,475
Total comprehensive income of the period
- Net income of the period									59,473,847	59,473,847
- Other comprehensive loss of the period					(2,759,517)	(213,743)				(2,973,260)
Amount at the end of the period		639,413	12,429,781	1,806,370,293	(8,481,272)	(8,518,751)	1,442,714,571	2,129,732,628	511,703,399	5,886,590,062

Notes 1 to 42 to the Condensed Separate Interim Financial Statements and exhibits A to D, F to L, O, Q, and R are an integral part of these Condensed Separate Interim Financial Statements.

Jorge Pablo Brito
83	Chairman

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2026 AND 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of ARS in constant currency)

Items	Notes	03/31/2026	03/31/2025
Cash flows from operating activities
Income of the period before income tax		203,649,430	94,177,064
Adjustment for the total monetary effect of the period		334,651,622	332,186,573
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		44,623,938	47,708,040
Credit loss expense on financial assets		236,395,041	87,208,734
Difference in quoted prices of foreign currency		101,175,781	(82,989,293)
Other adjustments		(83,418,063)	(82,882,871)
Net increase / decrease from operating assets:
Debt securities at fair value through profit or loss		(289,075,856)	13,462,610
Derivative financial instruments		698,889	5,497,496
Repo transactions		129,658,548	(74,615,221)
Loans and other financing
Non-financial public sector		1,908,912	17,125,929
Other financial entities		38,018,490	(51,638,975)
Non-financial private sector and foreign residents		759,536,976	(1,872,031,327)
Other debt securities		107,114,556	161,720,297
Financial assets delivered as guarantee		52,059,707	42,692,417
Equity instruments at fair value through profit or loss		4,951,190	(13,429,490)
Other assets		26,566,367	344,368,365
Net increase / decrease from operating liabilities:
Deposits
Non-financial public sector		83,868,212	181,179,089
Financial sector		(363,111)	(538,996)
Non-financial private sector and foreign residents		(1,024,885,176)	481,235,770
Liabilities at fair value through profit or loss			(55,289)
Derivative financial instruments		4,812,450	(573,120)
Repo transactions			(27,291,948)
Other liabilities		(36,102,448)	(127,111,995)
Total cash from / (used in) operating activities (A)		695,845,455	(524,596,141)

Jorge Pablo Brito
84	Chairman

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2026 AND 2025

(Translation of the Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of ARS in constant currency)

Items	Notes	03/31/2026	03/31/2025
Cash flows from investing activities
Payments:
Acquisition of PPE, intangible assets and other assets		(30,145,178)	(53,753,459)
Total cash used in investing activities (B)		(30,145,178)	(53,753,459)
Cash flows from financing activities
Payments:
Dividends	38	(72,587,923)
Non-subordinated corporate bonds		(5,066,043)	(151,467)
Financing from local financial entities		(53,783,624)
Subordinated corporate bonds		(440,336,001)	(3,617,450)
Other payments related to financing activities		(4,860,471)
Collections:
Non-subordinated corporate bonds		616,726,744
Financing from local financial entities			3,210,662
Total cash from / (used in) financing activities (C)		40,092,682	(558,255)
Effect of exchange rate fluctuations (D)		(189,651,255)	109,535,208
Monetary effect on cash and cash equivalents (E)		(407,935,267)	(286,754,648)
Net increase / (decrease) in cash and cash equivalents (A+B+C+D+E)		108,206,437	(756,127,295)
Cash and cash equivalents at the beginning of the fiscal year	27	4,672,075,459	3,913,342,534
Cash and cash equivalents at the end of the period	27	4,780,281,896	3,157,215,239

Notes 1 to 42 to the Condensed Separate Interim Financial Statements and exhibits A to D, F to L, O, Q, and R are an integral part of these Condensed Separate Interim Financial Statements.

85	Jorge Pablo Brito Chairman

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of ARS in constant currency)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the “Bank”) is a business corporation (sociedad anónima) organized in the Argentine Republic that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, the Bank performs certain transactions through its subsidiaries Macro Bank Limited (a company organized under the laws of Bahamas), Macro Securities SAU, Macro Fiducia SAU, Macro Fondos SGFCISA, Argenpay SAU, Fintech SGR and Alianza SGR.

Macro Compañía Financiera SA was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares are publicly listed on Bolsas y Mercados Argentinos (BYMA, for its acronym in Spanish) since November 1994 and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015, they were authorized to be listed on A3 Mercados SA.

Since 1994, Banco Macro SA’s market strategy has mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial banks and other banking institutions.

In 2001, 2004, 2006, and 2010, the Bank acquired the control of Banco Bansud SA, Nuevo Banco Suquía SA, Nuevo Banco Bisel SA and Banco Privado de Inversiones SA, respectively. Such entities merged with and into Banco Macro SA in December 2003, October 2007, August 2009, and December 2013, respectively. During the fiscal year 2006, the Bank acquired the control of Banco del Tucumán SA, which was merged with Banco Macro SA in October 2019. Additionally, on October 1, 2021, the Bank acquired the control of Fintech SGR that, as explained in Note 3 to the Consolidated Financial Statements as of December 31, 2025, already issued, is a structured entity in which the Bank has control.

On May 18, 2023, Banco Macro SA acquired 100% of the capital stock of Macro Agro SAU. The main purpose of this company is grain brokerage. See also Note 9.

Additionally, on November 2, 2023, the Board of Directors of the Central Bank of Argentina (BCRA, for its acronym in Spanish), authorized the acquisition by Banco Macro SA of 100% of the capital stock of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA.

On the other hand, on November 19, 2024, the BCRA authorized Banco Macro SA, under the terms of Article 7 of the Financial Institutions Law, to merge by absorption, as absorbing entity, with Banco BMA SAU.

On January 1, 2025, Banco Macro SA acquired the control of Alianza SGR. The main purpose of this company is the granting of guarantees.

Moreover, on January 22, 2026, Banco Macro SA entered into a joint venture agreement with Telecom Argentina SA and its directly and indirectly controlled companies, Micro Fintech Holding LLC and Micro Sistemas SAU. Through this transaction, the Bank acquired 50% of the capital stock and voting rights of Micro Sistemas SAU for an amount in Argentine pesos (ARS) equivalent to USD 75,000,000. This transaction has the strategic objective of enhancing the growth and regional expansion of that entity, which operates as a payment service provider under the Personal Pay brand.

Additionally, on March 20, 2026, Banco Macro SA and Fintech Digital LLC entered into a stock purchase agreement with the shareholders of Banco Sáenz SA. Pursuant to this agreement, Banco Macro SA and Fintech Digital LLC shall acquire, directly and indirectly, 100% of the outstanding capital stock and voting rights of Banco Sáenz SA, subject to the fulfillment of certain preceding conditions. The purchase price shall be equivalent to the shareholders' equity of Banco Sáenz SA, which will be determined prior to the closing of the transaction, plus USD 2,000,000, subject to potential adjustments that may apply in accordance with the agreement. This strategic transaction is part of the Bank’s expansion into the digital ecosystem. As of the date of issuance of these Condensed Separate Interim Financial Statements, the transaction is subject to approval by the BCRA.

On May 27, 2026, the Board of Directors approved the issuance of these Condensed Separate Interim Financial Statements.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of ARS in constant currency)

2.	OPERATIONS OF THE BANK

Note 2 to the Condensed Consolidated Interim Financial Statements includes a detailed description of the agreements that relate the Bank with the provincial and municipal governments.

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Applicable Accounting Standards

These Condensed Separate Interim Financial Statements of the Bank were prepared in accordance with the accounting framework established by the BCRA, in its Communiqué “A” 6114 as supplemented. Except for the regulatory provisions established by the BCRA, which are explained in the following paragraph, such framework is based on IFRS Accounting Standards (International Financial Reporting Standards) as issued by the IASB (International Accounting Standards Board) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS), and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former Standing Interpretations Committee (SIC).

The temporary exemptions established by BCRA to the application of effective IFRS Accounting Standards as issued by the IASB that affect the preparation of these Condensed Separate Interim Financial Statements are as follows:

a)	According to Communiqué “A” 6114, as amended and supplemented, and in the convergence process through IFRS Accounting Standards as issued by the IASB, the BCRA established that from fiscal years beginning on or after January 1, 2020, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (items B5.5.1 to B5.5.55), except for the temporary exclusion for the public sector established by Communiqué “A” 6847. As of the date of issuance of these Condensed Separate Interim Financial Statements, the Bank is in the process of quantifying the effect of the full application of the abovementioned standard.

b)	Through Communiqué “A” 7014 dated May 14, 2020, the BCRA established for financial institutions that received debt securities of the public sector in a swap transaction, they must be initially recognized at their carrying amount as of the date of the swap transaction, without assessing if they qualify or not for derecognition under IFRS 9 and do not eventually recognize the new instruments at the market value as provided by such IFRS (see Note 9 to the Condensed Consolidated Interim Financial Statements).

If IFRS 9 had been applied, according to an estimation calculated by the Bank, the Statement of Income of the three-month period ended March 31, 2025, would have recorded an increase in “Interest Income” for an amount of 165,000, in “Loss on Net Monetary Position” for an amount of 13,779 and in “Income Tax on Continuing Operations” for an amount of 98,913 and, on the other hand, a decrease in “Net Gain From Measurement of Financial Instruments at Fair Value through Profit or Loss” for an amount of 449,502, and as a counterpart an increase in “Other Comprehensive Income” for that period. These changes would not have resulted into modifications to the total Shareholders’ Equity as of that date or the total Comprehensive Income of the three-month period ended March 31, 2025.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS Accounting Standards as issued by the IASB as currently approved and are applicable to the preparation of these Condensed Separate Interim Financial Statements in accordance with the IFRS Accounting Standards as issued by the IASB as adopted by the BCRA through Communiqué “A” 8400. Generally, the BCRA does not allow the anticipated application of any IFRS Accounting Standards, unless otherwise expressly stated.

Applicable Accounting Policies

Note 3 to the Consolidated Financial Statements as of December 31, 2025, already issued, presents further detailed descriptions of the basis for the presentation of such Financial Statements and the main accounting policies used and the relevant information of the subsidiaries. All that is explained therein shall apply to these Condensed Separate Interim Financial Statements, except for the goodwill generated by the business combination, as mentioned in Note 9, which according to BCRA Communiqué “A” 6618, in the Condensed Separate Interim Financial Statements, is included in the net investment of the subsidiary.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of ARS in constant currency)

Going Concern

The Bank’s Management has made an assessment of its ability to continue as a going concern and concluded that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these Condensed Separate Interim Financial Statements were prepared on the going concern basis.

Subsidiaries

As mentioned in Note 1, the Bank performs certain transactions through its subsidiaries.

Subsidiaries are all the entities controlled by the Bank. An entity controls another entity when it is exposed, or has rights, to variable returns from its continuing involvement with such other entity and has the ability to use its power to direct the operating and financing policies of such other entity, to affect the amounts of such returns.

As provided under IAS 27 “Separate Financial Statements”, investments in subsidiaries were accounted for using the “equity method”, established in IAS 28 “Investments in Associates and Joint Ventures”. When using this method, investments are initially recognized at cost, and such amount increases or decreases to recognize investor’s interest in profit and loss of the entity after the date of acquisition or creation.

Shares in profit and loss of subsidiaries and associates are recognized under “Income from Subsidiaries, Associates and Joint Ventures” in the Condensed Separate Interim Statement of Income. Ownership interest in other comprehensive income of subsidiaries is accounted for under “Income of the Period from Interest in Other Comprehensive Income of Subsidiaries, Associates and Joint Ventures Accounted for Using the Equity Method”, in the Condensed Separate Interim Statement of Other Comprehensive Income.

Transcription into Books

As of the date of issuance of these Condensed Separate Interim Financial Statements, they are in the process of being transcribed into the Financial Statements Book (“Libro Balance”) of Banco Macro SA.

Standards Amendments Adopted in the Fiscal Year

Standards amendments adopted are described in Note 3 to the Condensed Consolidated Interim Financial Statements.

New Pronouncements

New pronouncements are described in Note 3 to the Condensed Consolidated Interim Financial Statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, surety bonds, endorsements, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in the Statement of financial position and, therefore, they are an integral part of the total risk of the Bank.

As of March 31, 2026, and December 31, 2025, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

Composition	03/31/2026	12/31/2025
Undrawn commitments of credit cards and checking accounts	6,071,201,235	6,300,358,861
Guarantees granted (1)	123,221,343	162,923,325
Unused agreed commitments (1)	99,330,480	92,548,876
Subtotal	6,293,753,058	6,555,831,062
Less: Allowance for expected credit losses (ECL)	(27,551,209)	(26,078,178)
Total	6,266,201,849	6,529,752,884

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of ARS in constant currency)

(1)	Includes transactions not covered by the financial system debtor classification standard. The Guarantees Granted include an amount of 660,310 and 786,286, as of March 31, 2026, and December 31, 2025, respectively. The Unused Agreed Commitments include an amount of 29,031,601 and 13,610,807, as of March 31, 2026, and December 31, 2025, respectively.

Risks related to the abovementioned contingent transactions have been assessed and are controlled within the framework of the Bank’s credit risk policy, as described in Note 44 to the Consolidated Financial Statements as of December 31, 2025, already issued.

5.	OTHER FINANCIAL ASSETS

The composition of the Other Financial Assets as of March 31, 2026, and December 31, 2025, is as follows:

Composition	03/31/2026	12/31/2025
Sundry debtors	178,706,479	199,342,649
Receivables from spot sales of foreign currency pending settlement	3,243,720	1,181,770
Receivables from spot sales of government securities pending settlement	3,170,880	313,899
Private securities	364,808	548,571
Other	7,133,146	8,859,636
Subtotal	192,619,033	210,246,525
Less: Allowances for ECL	(1,120,754)	(1,489,546)
Total	191,498,279	208,756,979

Disclosures related to allowance for ECL are detailed in Note 7 “Loss Allowance for Expected Credit Losses on Credit Exposures Not Measured at Fair Value through Profit or Loss”.

6.	LOANS AND OTHER FINANCING

The composition of Loans and Other Financing as of March 31, 2026, and December 31, 2025, is as follows:

Composition	03/31/2026	12/31/2025
Non-financial public sector (1)	248,132,123	250,041,035
Other financial entities	90,732,240	128,750,730
Other financial entities	90,770,455	128,803,912
Less: allowance for ECL	(38,215)	(53,182)
Non-financial private sector and foreign residents	10,215,517,168	11,243,000,991
Overdrafts	1,457,996,024	1,699,940,623
Documents	1,770,739,059	1,937,302,763
Mortgage loans	968,880,368	1,010,876,144
Pledge loans	231,869,043	271,777,084
Personal loans	2,543,429,379	2,565,995,553
Credit cards	1,851,968,131	2,012,887,021
Financial leases	12,356,251	14,576,932
Other	2,024,661,524	2,281,023,606
Less: allowance for ECL	(646,382,611)	(551,378,735)
Total	10,554,381,531	11,621,792,756

(1)	As explained in Note 3, according to BCRA regulations, ECL is not calculated to public sector exposures.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of ARS in constant currency)

7.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Note 8 to the Condensed Consolidated Interim Financial Statements, details the allowances recognized by the Bank under this concept.

Additionally, Exhibit R “Value Adjustment for Credit Losses – Allowances for Uncollectibility Risk”, the ECL movements at sector and product level are also disclosed.

8.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

Note 10 to the Condensed Consolidated Interim Financial Statements describes the methods and assumptions used to determine the fair value, both of the financial instruments recognized at fair value as of those not accounted for at such fair value in these Condensed Separate Interim Financial Statements.

In addition, the Bank discloses the relevant information as to instruments included in Level 3 of the fair value hierarchy.

Even though the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments, any technique to perform such estimate implies certain inherent fragility level.

Fair Value Hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with respect to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each period or fiscal year, as applicable.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to Level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs that are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

The following tables show the hierarchy in the Bank’s financial assets and liabilities measured at fair value on a recurring basis, as of March 31, 2026, and December 31, 2025:

	Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis as of March 31, 2026
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	1,092,651,528	1,080,344,104		12,307,424
Derivatives instruments	7,997,502	520,431	7,477,071
Other financial assets	364,808			364,808
Equity instruments at fair value through profit or loss	26,828,017	23,021,158		3,806,859

At fair value through OCI
Other debt securities	42,459	42,459
Total	1,127,884,314	1,103,928,152	7,477,071	16,479,091

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of ARS in constant currency)

	Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis as of March 31, 2026
Description	Total	Level 1	Level 2	Level 3
Financial liabilities
At fair value through profit or loss
Derivatives instruments	5,358,270	921,770	4,436,500
Total	5,358,270	921,770	4,436,500

	Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2025
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	734,490,505	729,082,025		5,408,480
Derivatives instruments	8,696,391	3,086,428	5,609,963
Other financial assets	548,571			548,571
Equity instruments at fair value through profit or loss	31,779,207	27,609,456		4,169,751

At fair value through OCI
Other debt securities	53,417	53,417
Total	775,568,091	759,831,326	5,609,963	10,126,802

Financial liabilities
At fair value through profit or loss
Derivatives instruments	545,820	49,109	496,711
Total	545,820	49,109	496,711

Below is the reconciliation between the amounts at the beginning and the end of the reporting period of the financial assets recognized at fair value, categorized as Level 3:

	As of March 31, 2026
Reconciliation	Debt Instruments	Other Financial Assets	Equity Instruments at Fair Value through Profit or Loss
Amount at the beginning of the fiscal year	5,408,480	548,571	4,169,751
Profit and loss	1,301,756	(136,843)	(3,224)
Recognition and derecognition	6,330,421
Monetary effect	(733,233)	(46,920)	(359,668)
Amount at the end of the period	12,307,424	364,808	3,806,859

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of ARS in constant currency)

	As of December 31, 2025
Reconciliation	Debt Instruments	Other Financial Assets	Equity Instruments at Fair Value through Profit or Loss
Amount at the beginning of the fiscal year	4,871,390	266,569	9,385,273
Transfers from Level 3			(6,023,623)
Profit and loss	5,967,068	148,257	2,208,708
Recognition and derecognition	(2,505,920)	274,172
Monetary effect	(2,924,058)	(140,427)	(1,400,607)
Amount at the end of the fiscal year	5,408,480	548,571	4,169,751

Note 10 to the Condensed Consolidated Interim Financial Statements, details the valuation techniques and significant unobservable inputs used in the valuation of assets at Level 3.

Changes in Fair Value Levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between Levels 1, 2, and 3 at each period end.

Except for the foregoing, as of March 31, 2026, and December 31, 2025, the Bank has not recognized any transfers between Levels 1, 2, and 3.

Financial Assets and Liabilities Not Measured at Fair Value

The following table shows a comparison between the fair value and the carrying amount of financial instruments not recognized at fair value as of March 31, 2026, and December 31, 2025:

	03/31/2026
Composition	Carrying Amount	Level 1	Level 2	Level 3	Fair Value
Financial assets
Cash and deposits in banks	4,549,101,368	4,549,101,368			4,549,101,368
Repo transactions	100,024,702	100,024,702			100,024,702
Other financial assets	191,133,471	191,133,471			191,133,471
Loans and other financing (1)	10,554,381,531			10,218,129,078	10,218,129,078
Other debt securities	4,652,752,968	4,798,909,978	38,465,842		4,837,375,820
Financial assets delivered as guarantee	300,622,213	300,622,213			300,622,213
Total	20,348,016,253	9,939,791,732	38,465,842	10,218,129,078	20,196,386,652

Financial liabilities
Deposits	13,925,709,859	5,788,148,514		8,150,739,220	13,938,887,734
Other financial liabilities	1,078,526,285	1,029,262,774	51,585,172		1,080,847,946
Financing received from the BCRA and other financial institutions	95,560,471	65,121,970	30,438,501		95,560,471
Issued corporate bonds	1,295,865,258		1,308,302,100		1,308,302,100
Subordinated corporate bonds	172,735,044		168,160,343		168,160,343
Total	16,568,396,917	6,882,533,258	1,558,486,116	8,150,739,220	16,591,758,594

(1)	The Bank's Management has not identified additional impairment indicators for its financial assets as a result of differences in their fair value.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of ARS in constant currency)

	12/31/2025
Composition	Carrying Amount	Level 1	Level 2	Level 3	Fair Value
Financial assets
Cash and deposits in banks	4,618,463,238	4,618,463,238			4,618,463,238
Repo transactions	198,256,087	198,256,087			198,256,087
Other financial assets	208,208,408	208,208,408			208,208,408
Loans and other financing (1)	11,621,792,756			11,079,342,088	11,079,342,088
Other debt securities (1)	4,704,517,070	4,616,961,105	42,754,368		4,659,715,473
Financial assets delivered as guarantee	352,681,920	352,681,920			352,681,920
Total	21,703,919,479	9,994,570,758	42,754,368	11,079,342,088	21,116,667,214

Financial liabilities
Deposits	14,867,089,934	7,077,681,448		7,806,494,867	14,884,176,315
Other financial liabilities	1,158,048,589	1,099,625,367	61,519,006		1,161,144,373
Financing received from the BCRA and other financial institutions	167,712,247	78,587,474	89,124,773		167,712,247
Issued corporate bonds	837,192,529		855,710,914		855,710,914
Subordinated corporate bonds	647,067,830		634,702,912		634,702,912
Total	17,677,111,129	8,255,894,289	1,641,057,605	7,806,494,867	17,703,446,761

(1)	The Bank's Management has not identified additional impairment indicators for its financial assets as a result of differences in their fair value.

9.	BUSINESS COMBINATIONS

On May 18, 2023, the Bank acquired from Inversora Juramento SA, 100% of the capital stock and votes of Macro Agro SAU. Detailed information on this transaction is included in Note 11 to the Condensed Consolidated Interim Financial Statements.

10.	INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

The Bank’s interests in associates and joint ventures are disclosed in Note 12 to the Condensed Consolidated Interim Financial Statements.

11.	OTHER NON-FINANCIAL ASSETS

The composition of Other Non-financial Assets as of March 31, 2026, and December 31, 2025, is as follows:

Composition	03/31/2026	12/31/2025
Investment property (see Exhibit F)	93,277,270	93,933,205
Tax advances	33,530,081	29,847,989
Advanced prepayments	31,788,560	26,784,533
Other	452,305	382,078
Total	159,048,216	150,947,805

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of ARS in constant currency)

12.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-      has control or joint control of the Bank;

-      has significant influence over the Bank;

-      is a member of the key management personnel of the Bank or of a parent of the Bank;

-      members of the same group;

-      one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key Management Personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as Key Management Personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

As of March 31, 2026, and December 31, 2025, balances related to transactions generated with related parties are as follows:

	As of March 31, 2026
	Main Subsidiaries
	Macro Bank Limited	Macro Securities SAU	Argenpay SAU	Fintech SGR	Macro Agro SAU	Alianza SGR	Macro Fondos SGFCISA	Associates	Key Management Personnel (1)	Other Related Parties	Total
Assets
Cash and deposits in banks	11,702										11,702
Derivative financial instruments									4,056,382	1,373,375	5,429,757
Other financial assets				31,871,668		7,128,907					39,000,575
Loans and other financing (2)
Documents										460,338	460,338
Overdrafts									1,530	56,692,689	56,694,219
Credit cards								39,198	990,673	407,572	1,437,443
Financial leases										331,945	331,945
Personal loans									31,343		31,343
Mortgage loans									1,173,040		1,173,040
Other (3)									2,202,325	47,631,527	49,833,852
Guarantees granted									2,074,137	19,645,612	21,719,749
Total assets	11,702			31,871,668		7,128,907		39,198	10,529,430	126,543,058	176,123,963

Liabilities
Deposits	102,367,937	101,826	1,502	2,180,617	15,857	100,773	6,108	11,456,703	35,226,407	151,457,730
Derivative financial instruments								3,987,687		3,987,687
Other financial liabilities	(1,475,060)							53,182	356,424	(1,065,454)
Issued corporate bonds	1,381,272		3,216,951		597,853					5,196,076
Other non-financial liabilities			153,610		139,990				3,900,381	4,193,981
Total liabilities	102,274,149	101,826	3,372,063	2,180,617	753,700	100,773	6,108	15,497,572	39,483,212	163,770,020

(1)	Includes close family members of the Key Management Personnel.
(2)	The maximum financing amount for Loans and Other Financing as of March 31, 2026, for Associates, Key Management Personnel and Other Related Parties amounted to 39,198, 14,327,433, and 185,947,264, respectively.
(3)	It is related to Loans and Other Financing not disclosed in other items, mainly Other Loans, Financing of Foreign Exchange Transactions, and Loans with Government Securities.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of ARS in constant currency)

	As of December 31, 2025
	Main Subsidiaries
	Macro Bank Limited	Macro Securities SAU	Argenpay SAU	Fintech SGR	Macro Agro SAU	Alianza SGR	Macro Fondos SGFCISA	Associates	Key Management Personnel (1)	Other Related Parties	Total
Assets
Cash and deposits in banks	13,517										13,517
Derivative financial instruments									1,186,249	579,687	1,765,936
Other financial assets				37,033,287		8,622,397					45,655,684
Loans and other financing (2)
Documents										439,046	439,046
Overdrafts									8,434	114,180,646	114,189,080
Credit cards								5,038	1,194,014	429,385	1,628,437
Financial leases										386,037	386,037
Personal loans										11	11
Mortgage loans									1,199,361		1,199,361
Other (3)									2,356,598	47,886,109	50,242,707
Guarantees granted									2,395,829	38,586,212	40,982,041
Total assets	13,517			37,033,287		8,622,397		5,038	8,340,485	202,487,133	256,501,857

Liabilities
Deposits	95,959,968	78,537	8,295	1,882,686	3,875	1,182,770	7,246	10,760,600	28,588,808	138,472,785
Derivative financial instruments								496,711		496,711
Other financial liabilities	228							18,050	416,677	434,955
Issued corporate bonds	3,181,363		4,060,057		833,197					8,074,617
Subordinated corporate bonds	3,269,310			242,651						3,511,961
Other non-financial liabilities			62,666		153,208				4,124,812	4,340,686
Total liabilities	102,410,869	78,537	4,131,018	2,125,337	990,280	1,182,770	7,246	11,275,361	33,130,297	155,331,715

(1)	Includes close family members of the Key Management Personnel.
(2)	The maximum financing amount for Loans and Other Financing as of December 31, 2025, for Macro Agro SAU, Associates, Key Management Personnel and Other Related Parties amounted to 169, 1,886,482, 18,621,030, and 274,841,727, respectively.
(3)	It is related to Loans and Other Financing not disclosed in other items, mainly Other Loans, Financing of Foreign Exchange Transactions, and Loans with Government Securities.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of ARS in constant currency)

Profit or loss related to transactions generated during the three-month periods ended March 31, 2026 and 2025, with related parties are as follows:

	As of March 31, 2026
	Main Subsidiaries
	Macro Bank Limited	Macro Securities SAU	Argenpay SAU	Fintech SGR	Macro Agro SAU	Alianza SGR	Macro Fondos SGFCISA	Associates	Key Management Personnel (1)	Other Related Parties	Total
Income / (loss)
Interest income				1	55				302,294	5,027,201	5,329,551
Interest expense		(609,513)			(195,432)				(17,921)	(1,361,710)	(2,184,576)
Commissions income		51,624		2,042		4,052	322	760	584	282,233	341,617
Commissions expense				(81,620)					(362)	(21)	(82,003)
Net gain from measurement of financial instruments at fair value through profit or loss									80,776		80,776
Other operating income			1,103	314,337	6,949			17,437		206	340,032
Administrative expense								(1,903,056)		(1,268,950)	(3,172,006)
Other operating expense						(96,736)				(506,786)	(603,522)
Total income / (loss)		(557,889)	1,103	234,760	(188,428)	(92,684)	322	(1,884,859)	365,371	2,172,173	49,869

(1)	Includes close family members of the Key Management Personnel.

	As of March 31, 2025
	Main Subsidiaries
	Macro Bank Limited	Macro Securities SAU (1)	Argenpay SAU	Fintech SGR	Macro Agro SAU	Alianza SGR	Associates	Key Management Personnel (2)	Other Related Parties	Total
Income / (loss)
Interest income					5,135		97,807	173,150	5,360,627	5,636,719
Interest expense		(310,603)			(607,347)		(14,588)	(812,409)	(631,517)	(2,376,464)
Commissions income		192,991		2,655		485	3,863	182	65,793	265,969
Commissions expense				(66,655)					(70)	(66,725)
Other operating income			370	2,694,510	6,409	907,693	2,565		28,631	3,640,178
Administrative expense							(3,515,841)		(1,126,496)	(4,642,337)
Other operating expense									(855,315)	(855,315)
Total income / (loss)		(117,612)	370	2,630,510	(595,803)	908,178	(3,426,194)	(639,077)	2,841,653	1,602,025

(1)	Includes balances from its subsidiary Macro Fondos SGFCISA.
(2)	Includes close family members of the Key Management Personnel.

Transactions between the Bank and its related parties within the ordinary course of business were performed on an arm’s length basis, regarding interest rates and prices as well as required guarantees.

The Bank does not have loans granted to Directors and other key management personnel secured with shares.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of ARS in constant currency)

Total remunerations received as salary and bonus by the key management personnel as of March 31, 2026 and 2025, amounted to 2,514,480 and 1,922,660, respectively.

In addition, fees received by the Directors as of March 31, 2026 and 2025, amounted to 2,359,927 and 9,119,538, respectively.

Additionally, the composition of the Board of Directors and Key Management Personnel is as follows:

Composition	03/31/2026	12/31/2025
Board of Directors	14	14
Senior managers of key management personnel	8	8
Total	22	22

13.	DEPOSITS

The composition of Deposits as of March 31, 2026, and December 31, 2025, is as follows:

Composition	03/31/2026	12/31/2025
Non-financial public sector	783,053,591	699,185,379
Financial sector	20,014,096	20,377,207
Non-financial private sector and foreign residents	13,122,642,172	14,147,527,348
Checking accounts	1,196,241,210	1,363,741,495
Saving accounts	4,212,494,380	5,279,118,820
Time deposits	7,568,680,993	7,340,046,094
Investment accounts	517,493	541,167
Other	144,708,096	164,079,772
Total	13,925,709,859	14,867,089,934

14.	OTHER FINANCIAL LIABILITIES

The composition of Other Financial Liabilities as of March 31, 2026, and December 31, 2025, is as follows:

Composition	03/31/2026	12/31/2025
Credit and debit card settlement - due to merchants	844,693,258	880,893,748
Payment orders pending settlement foreign trade	85,599,228	82,806,327
Collections on account and behalf of others	42,395,453	56,387,881
Finance leases liabilities	15,872,909	20,903,956
Amounts payable for spot purchases of foreign currency pending settlement	3,692,584	1,854,039
Amounts payable for spot purchases of government securities pending settlement	1,630,302	17,255,751
Other	84,642,551	97,946,887
Total	1,078,526,285	1,158,048,589

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of ARS in constant currency)

15.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in Provisions” presents the changes in provisions as of March 31, 2026, and December 31, 2025.

The expected terms to settle these obligations are as follows:

	03/31/2026
Composition	Within 12 Months	Over 12 Months	03/31/2026	12/31/2025
For administrative, disciplinary and criminal penalties		500	500	547
Letters of credits, guarantees and other commitments (1)	27,551,209		27,551,209	26,078,178
Commercial claims in progress (2)	65,883	4,045,901	4,111,784	4,426,625
Labor lawsuits	1,021,845	781,062	1,802,907	1,499,758
Pension funds - reimbursement	1,571,305	847,518	2,418,823	2,255,347
Termination benefits (3)	24,726,602		24,726,602	40,293,738
Other		2,284,206	2,284,206	2,499,888
Total	54,936,844	7,959,187	62,896,031	77,054,081

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in Note 4.
(2)	See also Note 37.2.
(3)	These amounts correspond to the provision under the restructuring plan that the Bank implemented in order to achieve operational efficiency and agility to respond to the ongoing challenges posed by local and international markets.

In the opinion of the Bank’s Management and its legal counsel, there are no other significant effects other than those disclosed in these Condensed Separate Interim Financial Statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

16.	OTHER NON-FINANCIAL LIABILITIES

The composition of Other Non-financial Liabilities as of March 31, 2026, and December 31, 2025, is as follows:

Composition	03/31/2026	12/31/2025
Miscellaneous payables - provisions of goods and services	172,080,050	43,456,190
Employee benefits payable	152,369,183	192,969,893
Withholdings and collections	113,878,457	140,586,464
Taxes payables	102,769,219	112,540,196
Retirement pension payment orders pending settlement	3,769,842	5,659,124
Directors’ and syndics’ fees payable	3,755,947	1,105,811
Dividends payable		125,988,270
Other	5,527,020	5,270,293
Total	554,149,718	627,576,241

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of ARS in constant currency)

17.	EMPLOYEE BENEFITS PAYABLE

The composition of Employee Benefits Payable as of March 31, 2026, and December 31, 2025, is as follows:

Composition	03/31/2026	12/31/2025
Vacation accrual	85,296,390	137,869,356
Salaries, bonuses and payroll taxes payables (1)	55,117,881	55,100,537
Provision for annual complimentary bonus	11,954,912
Total	152,369,183	192,969,893

(1)	Includes 23,661,161 and 26,270,431 as of March 31, 2026, and December 31, 2025, respectively, corresponding to agreements reached under the restructuring plan mentioned in Note 15.

The Bank has not long-term employee benefits or post-employment benefits as of March 31, 2026, and December 31, 2025.

18.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of March 31, 2026, and December 31, 2025:

03/31/2026	Without Due Date	Total up to 12 Months	Total over 12 Months
Assets
Cash and deposits in banks	4,549,101,368
Debt securities at fair value through profit or loss		599,313,904	493,337,624
Derivative financial instruments		7,997,502
Repo transactions		100,024,702
Other financial assets	92,464,272	44,743,623	54,290,384
Loans and other financing (1)	128,982,743	7,407,795,447	3,017,603,341
Other debt securities		1,258,134,026	3,394,661,401
Financial assets delivered as guarantee	300,622,213
Equity instruments at fair value through profit or loss	26,828,017
Total Assets	5,097,998,613	9,418,009,204	6,959,892,750

Liabilities
Deposits	5,727,094,338	8,194,304,085	4,311,436
Derivative financial instruments		5,358,270
Other financial liabilities		1,043,610,312	34,915,973
Financing received from the BCRA and other financial institutions		95,445,208	115,263
Issued corporate bonds		23,703,541	1,272,161,717
Subordinated corporate bonds		172,735,044
Total Liabilities	5,727,094,338	9,535,156,460	1,311,504,389

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of ARS in constant currency)

12/31/2025	Without Due Date	Total up to 12 Months	Total over 12 Months
Assets
Cash and deposits in banks	4,618,463,238
Debt securities at fair value through profit or loss		703,658,684	30,831,821
Derivative financial instruments		8,696,391
Repo transactions		198,256,087
Other financial assets	100,305,776	60,141,886	48,309,317
Loans and other financing (1)	29,821,632	8,374,235,533	3,217,735,591
Other debt securities		1,113,364,256	3,591,206,231
Financial assets delivered as guarantee	352,681,920
Equity instruments at fair value through profit or loss	31,779,207
Total Assets	5,133,051,773	10,458,352,837	6,888,082,960

Liabilities
Deposits	6,996,396,043	7,867,338,053	3,355,838
Derivative financial instruments		545,820
Other financial liabilities		1,116,197,215	41,851,374
Financing received from the BCRA and other financial institutions		167,442,498	269,749
Issued corporate bonds		1,504,935	835,687,594
Subordinated corporate bonds		647,067,830
Total Liabilities	6,996,396,043	9,800,096,351	881,164,555

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

19.	DISCLOSURES BY OPERATING SEGMENT

The Bank has an approach of its banking business that is described in Note 21 to the Condensed Consolidated Interim Financial Statements.

20.	INCOME TAX

a)	Inflation Adjustment on Income Tax and Corporate Income Tax Rate

Note 22 to the Condensed Consolidated Interim Financial Statements summarizes the legal aspects of the inflation adjustment on Income Tax and the corporate Income Tax rate.

b)	The main items of Income Tax expense in the Condensed Separate Interim Financial Statements are as follows:

Composition	03/31/2026	03/31/2025
Charge / (profit) from current income tax (1)	168,710,320	(185,256)
(Profit) / charge from deferred income tax	(105,299,452)	34,888,473
Charge from income tax recognized in the statement of income	63,410,868	34,703,217
Charge from income tax recognized in other comprehensive income	492	361,181
Total	63,411,360	35,064,398

(1)	Includes the restatement in constant currency of the current tax charge generated during the year, the adjustments recognized in the current year for previous periods and the effects of including in the OCI the applicable portion of the current tax.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of ARS in constant currency)

Note 22 to the Condensed Consolidated Interim Financial Statements describes the reimbursement actions filed by the Bank with ARCA, referred to Income Tax, for previous fiscal periods.

21.	COMMISSIONS INCOME

Composition	03/31/2026	03/31/2025
Performance obligations satisfied at a point in time
Commissions related to obligations	120,719,282	119,553,303
Commissions related to credit cards	59,282,266	64,817,287
Commissions related to insurance	15,512,545	16,237,584
Commissions related to trading and foreign exchange transactions	7,426,456	6,491,724
Commissions related to securities value	2,855,347	3,171,797
Commissions related to loans	2,123,037	4,087,356
Commissions related to financial guarantees granted	137,068	217,930
Performance obligations satisfied over time
Commissions related to credit cards	1,359,883	1,085,382
Commissions related to trading and foreign exchange transactions	375,595	584,047
Commissions related to loans	206,996	38,468
Total	209,998,475	216,284,878

22.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

Composition	03/31/2026	03/31/2025
Translation of foreign currency assets and liabilities into ARS	46,329,303	6,507,036
Income from foreign currency exchange	15,282,775	349,821
Total	61,612,078	6,856,857

23.	OTHER OPERATING INCOME

Composition	03/31/2026	03/31/2025
Services	21,532,685	15,487,253
Adjustments and interest from other receivables	7,664,414	13,054,377
Punitive interest	4,872,729	2,753,825
Initial loan recognition	1,791,521	7,412,055
Other receivables from financial intermediation	784,819	1,012,844
Adjustments from other receivables with CER clauses		1,271,878
Other	4,789,831	4,202,100
Total	41,435,999	45,194,332

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of ARS in constant currency)

24.	EMPLOYEE BENEFITS

Composition	03/31/2026	03/31/2025
Salaries	136,088,580	144,172,726
Compensations and bonuses to employees	45,263,106	24,340,849
Payroll taxes	36,982,310	37,466,397
Employee services	3,815,119	9,733,845
Total	222,149,115	215,713,817

This item includes compensation for an amount of 19,923,000 under the restructuring plan mentioned in Note 15. During the first quarter of fiscal year 2026, the remunerations and payroll taxes associated with the personnel involved represented an expense of 2,817,248.

25.	ADMINISTRATIVE EXPENSES

Composition	03/31/2026	03/31/2025
Taxes	18,223,975	18,516,791
Software	15,600,211	10,652,985
Maintenance, conservation and repair expenses	12,901,903	14,875,434
Security services	11,425,286	12,641,020
Other fees	11,228,581	12,210,427
Armored truck, documentation and events	9,979,581	12,512,209
Advertising and publicity	9,973,960	5,929,280
Electricity and communications	8,576,183	10,177,284
Fees to directors and syndics	5,195,130	2,536,939
Representation, travel and transportation	2,267,012	1,981,923
Hired administrative services	2,195,345	1,955,882
Insurance	1,525,512	1,489,218
Leases	533,592	617,240
Stationery and office supplies	242,735	480,771
Other	2,300,226	2,558,067
Total	112,169,232	109,135,470

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of ARS in constant currency)

26.	OTHER OPERATING EXPENSES

Composition	03/31/2026	03/31/2025
Turnover tax	151,586,247	121,348,534
From credit cards	47,865,297	46,904,306
Other adjustments and interest from miscellaneous obligations	8,357,783	1,754,634
Insurance claims	8,341,801	8,858,493
Charges for other provisions	6,648,742	3,344,182
Deposit guarantee fund contributions	6,014,403	5,332,280
Casualty losses	5,136,504	3,120,223
Promotional expenses	3,568,025	3,729,800
Donations	950,457	1,007,655
Loss from sale or impairment of property, plant and equipment	395,842	100,706
Loss from sale or impairment of investment properties and other non-financial assets	236,516
Taxes	39,148	90,846
Other	13,920,898	11,695,998
Total	253,061,663	207,287,657

27.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The Statement of Cash flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the Statement of Cash Flows the Bank adopted the indirect method for operating activities and the direct method for investment activities and financing activities.

The Bank considers as “Cash and Cash Equivalents” the item Cash and Deposits in Banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the Statement of Cash Flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.
-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.
-	Financing activities: activities that result in changes in the size and composition of the shareholders´ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and Cash Equivalents” in the Statement of Cash Flows and the relevant accounting items of the Statement of Financial Position:

Description	03/31/2026	12/31/2025	03/31/2025	12/31/2024
Cash and deposits in banks	4,549,101,368	4,618,463,238	2,763,732,671	3,767,648,060
Debt securities at fair value through profit or loss	122,697,388	53,612,221	393,482,568	145,694,474
Other debt securities	108,483,140
Total	4,780,281,896	4,672,075,459	3,157,215,239	3,913,342,534

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of ARS in constant currency)

28.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital from January 1, 2025, to March 31, 2026, amounted to 639,413. See also Exhibit K to the Condensed Separate Interim Financial Statements and Note 30 to the Condensed Consolidated Interim Financial Statements.

29.	DEPOSIT GUARANTEE INSURANCE

Note 32 to the Condensed Consolidated Interim Financial Statements describes the Deposit Guarantee Insurance System and the scope thereof.

Banco Macro SA holds a 9.3134% interest in the capital stock according to the percentages disclosed by BCRA Communiqué “B” 13138 issued on March 18, 2026.

30.	RESTRICTED ASSETS

As of March 31, 2026, and December 31, 2025, the following Bank’s assets are restricted:

Composition	03/31/2026	12/31/2025
Debt securities at fair value through profit or loss and Other debt securities
• Argentine Treasury Bonds in ARS zero coupon adjusted by CER, maturing on June 30, 2027, to guarantee BYMA Compensated Operations Forward.	2,856,213	3,798,531
• Discount Bonds in ARS regulated by Argentine law, maturity 2033, to guarantee the Credit Program for Production Reactivation of the Province of San Juan.	1,564,538	1,699,356
• Discount Bonds in ARS regulated by Argentine law, maturity 2033, for the minimum statutory guarantee account required for Agents to act in the new categories contemplated under CNV Resolution No. 622/2013, as amended.	1,278,995	1,389,208
• Argentine Treasury Bonds in ARS zero coupon adjusted by CER, maturing on December 15, 2026, and Argentine Treasury Bonds in ARS zero coupon adjusted by CER, maturing on June 30, 2027, for the contribution to the Guarantee Fund II in BYMA according to Article 45 of Law No. 26,831 and supplementary regulations established by CNV Rules (NT 2013, as amended).	53,140	134,725
• Argentine Treasury Bonds in ARS zero coupon adjusted by CER, maturing on June 30, 2027, to guarantee MAE Guaranteed Simultaneous Operations.		48,038,070
• Other.	8,361	8,952
Subtotal Debt securities at fair value through profit or loss and Other debt securities	5,761,247	55,068,842
Other financial assets
• Interests derived from contributions made as protector partner (1).	39,422,491	38,310,333
• Sundry debtors – attachment within the scope of the claim filed by the DGR of the CABA for turnover tax differences.	827	905
Subtotal Other financial assets	39,423,318	38,311,238
Financial assets delivered as a guarantee
• Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	188,805,967	204,166,152
• Guarantee deposits related to credit and debit card transactions.	105,727,914	108,171,800
• Other guarantee deposits.	6,088,332	40,343,968
Subtotal Financial assets delivered as guarantee	300,622,213	352,681,920
Total	345,806,778	446,062,000

(1)	As of March 31, 2026, and December 31, 2025, it corresponds to contributions to the risk funds Fintech SGR, Alianza SGR and Innova SGR. In order to maintain the tax benefits related to these contributions, they must remain between two and three years from the date they were made.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of ARS in constant currency)

31.	TRUST ACTIVITIES

Note 34 to the Condensed Consolidated Interim Financial Statements describes the different trust agreements according to the business purpose sought by the Bank, which may be summarized as follows:

31.1	Financial Trusts for Investment Purposes

As of March 31, 2026, and December 31, 2025, the debt securities with investment purposes and certificates of participation in financial trusts with investment purposes amounted to 12,752,634 and 6,632,746, respectively.

According to the latest accounting information available as of the date of issuance of these Condensed Separate Interim Financial Statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

31.2	Trusts Created Using Financial Assets Transferred by the Bank

As of March 31, 2026, considering the latest available accounting information as of the date of issuance of these Condensed Separate Interim Financial Statements, the assets managed through Macro Fiducia SAU (subsidiary) under this type of trusts amounted to 5,220, while as of December 31, 2025, the assets were entirely liquidated.

31.3	Trusts Guaranteeing Loans Granted by the Bank

As of March 31, 2026, and December 31, 2025, considering the latest accounting information available as of the date of issuance of these Condensed Separate Interim Financial Statements, the assets managed by the Bank amounted to 3,966,411 and 4,978,935, respectively.

31.4	Trusts in Which the Bank Acts as Trustee (Management)

As of March 31, 2026, and December 31, 2025, considering the latest available accounting information as of the date of issuance of these Condensed Separate Interim Financial Statements, the assets managed by the Bank amounted to 28,740,404 and 29,421,991, respectively.

32.	COMPLIANCE WITH CNV REGULATIONS

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution No. 622/2013, as amended), the Bank is registered with this agency as Agent for the Custody of Collective Investment Products of Mutual Funds (AC PIC FCI, for its acronym in Spanish) - Depositary Company, Clearing and Settlement Agent and Trading Agent - comprehensive (ALyC y AN – Integral, for its acronym in Spanish) and is registered in the “List of Authorized Companies to Guarantee Capital Market Instruments”, as described in Note 35.1.1 to the Condensed Consolidated Interim Financial Statements. Note 35.3 to the mentioned Financial Statements describes the number of shares subscribed by third parties and the assets held by the Bank in its capacity as Depositary Company.

Additionally, the Bank’s shareholders’ equity as of March 31, 2026, stated in Units of Purchasing Power (UVAs, for its acronym in Spanish) amounted to 3,156,550,548 and exceeds the minimum amount required by such regulation for the different categories of agents in which the Bank is registered, amounting to 470,350 UVAs as of that date, and the minimum required statutory guarantee account of 235,175 UVAs, which the Bank paid-in with government securities as described in Note 30 and the cash deposits in BCRA accounts 000285 and 80285 belonging to the Bank.

In addition, Note 35.2 to the Condensed Consolidated Interim Financial Statements presents the general policy of documents in custody, describing which information has been disclosed and delivered to third parties for custody.

33.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for March 2026 are described in Note 36 to the Condensed Consolidated Interim Financial Statements.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of ARS in constant currency)

34.	PENALTIES APPLIED TO THE BANK AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

Note 37 to the Condensed Consolidated Interim Financial Statements describes the penalties applied and the summary proceedings filed by the BCRA against the Bank, classified as follows:

-      Summary proceedings filed by the BCRA.

-      Penalties applied by the BCRA.

-      Penalties applied by the UIF.

-      Summary proceedings with the CNV and the UIF.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned judicial proceedings.

35.	CORPORATE BONDS ISSUANCE

Note 38 to the Condensed Consolidated Interim Financial Statements describes liabilities for corporate bonds issued by the Bank. The corporate bonds liabilities recorded by the Bank are as follows:

Corporate Bonds	Original Value		Residual Face Value as of 03/31/2026		03/31/2026	12/31/2025
Subordinated Resettable – Class A	USD	400,000,000	USD	400,000,000	172,735,044	647,067,830
Non-subordinated – Class G	USD	530,000,000	USD	530,000,000	739,697,456	837,192,529
Non-subordinated – Class H	USD	400,000,000	USD	400,000,000	556,167,802
Total					1,468,600,302	1,484,260,359

36.	OFF BALANCE SHEET TRANSACTIONS

In addition to Note 4, the Bank recognizes different off balance sheet transactions, pursuant to the BCRA standards. The composition of the amounts of the main off balance sheet transactions as of March 31, 2026, and December 31, 2025, is as follows:

Composition	03/31/2026	12/31/2025
Custody of government and private securities and other assets held by third parties	12,099,660,982	11,094,568,627
Preferred and other collaterals received from customers (1)	3,483,875,538	3,872,721,040
Outstanding checks not yet paid	268,663,298	264,692,061
Written-off credits	206,036,820	134,458,666
Checks already deposited and pending clearance	188,498,970	168,747,792

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force on this matter.

37.	TAX AND OTHER CLAIMS

37.1	Tax Claims

Note 40.1 to the Condensed Consolidated Interim Financial Statements describes the most relevant claims filed by ARCA and the Tax Authorities of the relevant jurisdictions.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those already disclosed.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of ARS in constant currency)

37.2	Other Claims

Note 40.2 to the Condensed Consolidated Interim Financial Statements describes the most relevant claims filed by the different consumers’ associations.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those already disclosed.

38.	RESTRICTION ON DIVIDENDS DISTRIBUTION

Note 41 to the Condensed Consolidated Interim Financial Statements describes the main legal provisions regulating the restriction on dividends distribution and the decisions made by the Shareholders’ Meeting held on April 8, 2026.

39.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

Note 42 to the Condensed Consolidated Interim Financial Statements describes the main guidelines of the Bank as to capital management, corporate governance transparency policy and risk management.

Minimum capital:

The table below details the minimum capital requirement of the Bank, effective for the monthly position of March 2026, along with its integration (computable equity liability) at the end of such month:

Item	03/31/2026
Minimum capital requirement	1,351,723,596
Computable equity	5,332,017,350
Capital surplus	3,980,293,754

40.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKETS

The international and domestic macroeconomics environments in which the Bank operates and its impacts are described in Note 43 to the Condensed Consolidated Interim Financial Statements.

41.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the period and the issuance of these Condensed Separate Interim Financial Statements that may materially affect the financial position or the profit and loss of the period, not disclosed in these Condensed Separate Interim Financial Statements.

42.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These Condensed Separate Interim Financial Statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in Note 3. These accounting standards may not conform to accounting principles generally accepted in other countries.

107	Jorge Pablo Brito Chairman

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2026, AND DECEMBER 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of ARS in constant currency)

		Holdings				Position
		03/31/2026			12/31/2025	03/31/2026
Name	Identification	Fair Value	Fair Value Level	Book Amounts	Book Amounts	Position Without Options	Options	Final Position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
- Local
Government securities
Argentine Treasury Bonds at a discount in ARS adjusted by CER – Maturity 09/29/2028	9392		1	392,055,465		392,055,465		392,055,465
Argentine Treasury Bonds in ARS at dual rate – Maturity 09/15/2026	9321		1	136,226,333	186,753,168	159,879,571		159,879,571
Argentine Treasury Bonds in ARS at dual rate – Maturity 12/15/2026	9323		1	128,113,300	122,398,973	128,113,300		128,113,300
Argentine Treasury Bills in ARS TAMAR - Maturity 08/31/2026	9358		1	108,844,783	42,764,256	108,844,783		108,844,783
Argentine Treasury Bonds in ARS at dual rate – Maturity 06/30/2026	9320		1	58,230,853	141,732,298	129,246,053		129,246,053
Argentine Treasury Bills capitalizable in ARS - Maturity 04/17/2026	9367		1	54,746,291	595,765	54,746,291		54,746,291
Argentine Treasury Bonds in US dollars 6% – Maturity 10/31/2028	9396		1	51,749,758		51,749,758		51,749,758
Argentine Treasury Bills in ARS adjusted by CER – Maturity 05/15/2026	9382		1	51,185,329		51,185,329		51,185,329
Argentine Treasury Bonds in US dollars 6% – Maturity 10/29/2027	9385		1	36,429,216		36,429,216		36,429,216
Argentine Treasury Bills in ARS adjusted by CER – Maturity 05/29/2026	9363		1	12,679,008	1,154,890	12,679,008		12,679,008
Other				50,083,768	233,682,675	50,083,768		50,083,768
Subtotal local government securities (1)				1,080,344,104	729,082,025	1,175,012,542		1,175,012,542
Private securities
Fiduciary Debt Securities Megabono Crédito Financial Trust			3	6,321,647		6,321,647		6,321,647
Fiduciary Debt Securities Megabono Financial Trust S341 CL.A – Maturity 12/16/2027	59077		3	4,950,671	2,216,132	4,950,671		4,950,671
Fiduciary Debt Securities Secubono Financial Trust			3	1,005,428	1,829,457	1,005,428		1,005,428
Utility Company Securities			3	29,678	30,400	29,678		29,678
Fiduciary Debt Securities Confibono Financial Trust					1,332,491
Subtotal local private securities				12,307,424	5,408,480	12,307,424		12,307,424
TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS				1,092,651,528	734,490,505	1,187,319,966		1,187,319,966

(1)	See Note 5 to the Condensed Consolidated Interim Financial Statements.

108	Jorge Pablo Brito Chairman

EXHIBIT A
(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2026, AND DECEMBER 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of ARS in constant currency)

		Holdings				Position
		03/31/2026			12/31/2025	03/31/2026
Name	Identification	Fair Value	Fair Value Level	Book Amounts	Book Amounts	Position Without Options	Options	Final Position
OTHER DEBT SECURITIES
Measured at fair value through other comprehensive income
- Local
Government securities
Argentine Bonds US dollar Step-up – Maturity 07/09/2030	5921		1	42,459	53,417	42,459		42,459
Subtotal local government securities (2)				42,459	53,417	42,459		42,459
Total Other debt securities measured at fair value through other comprehensive income				42,459	53,417	42,459		42,459
Measured at amortized cost
- Local
Government securities
Argentine Treasury Bonds at a discount in ARS adjusted by CER – Maturity 06/30/2027	9241	1,963,624,065	1	1,805,542,205	3,549,018,654	1,878,557,987		1,878,557,987
Argentine Treasury Bonds at a discount in ARS adjusted by CER – Maturity 09/29/2028	9392	1,566,594,000	1	1,557,491,472		1,557,491,472		1,557,491,472
Argentine Treasury Bills in ARS TAMAR - Maturity 08/31/2026	9358	743,232,000	1	732,501,759	318,053,275	732,501,759		732,501,759
Argentine Treasury Bills in ARS TAMAR - Maturity 04/30/2026	9360	282,625,000	1	281,959,376	282,419,811	281,959,376		281,959,376
Argentine Treasury Bills capitalizable in ARS - Maturity 04/17/2026	9367	108,990,000	1	108,483,140		108,483,140		108,483,140
Argentine Treasury Bonds in ARS TAMAR - Maturity 02/26/2027	9380	97,470,000	1	95,990,747		95,990,747		95,990,747
Argentine Treasury Bonds in ARS – Maturity 05/23/2027	9132	27,607,193	2	24,385,616	23,343,144	24,385,616		24,385,616
Province of Buenos Aires Debt Securities variable rate – Maturity 12/05/2027	42868	10,600,000	1	10,531,395	12,057,473	10,531,395		10,531,395
Province of Córdoba Debt Securities in ARS C04 – Maturity 12/05/2027	42876	10,710,000	1	10,499,042	10,342,031	10,499,042		10,499,042
Discount Bonds in ARS 5.83% - Maturity 12/31/2033	45696	6,262,913	1	6,983,486	7,585,266	6,983,486		6,983,486
Other				16,199,474	498,612,258	16,199,474		16,199,474
Subtotal local government securities (2)				4,650,567,712	4,701,431,912	4,723,583,494		4,723,583,494
Private securities
Corporate Bonds Newsan SA C022 - Maturity 05/15/2026	58635	2,096,874	2	2,075,195	2,379,199	2,075,195		2,075,195
Fiduciary Debt Securities Secubono Financial Trust S244 CL.A - Maturity 11/20/2028	59148	111,590	2	110,061		110,061		110,061
Fiduciary Debt Securities Megabono Financial Trust S316 CL.A – Maturity 10/27/2025	58517				427,680
Fiduciary Debt Securities Secubono Financial Trust S240 CL.A - Maturity 04/28/2026	58966				261,175
Fiduciary Debt Securities Secubono Financial Trust S242 CL.A - Maturity 03/30/2026	58839				17,104
Subtotal local private securities				2,185,256	3,085,158	2,185,256		2,185,256
Total Other debt securities measured at amortized cost				4,652,752,968	4,704,517,070	4,725,768,750		4,725,768,750
TOTAL OTHER DEBT SECURITIES				4,652,795,427	4,704,570,487	4,725,811,209		4,725,811,209

(2)	See Note 9 to the Condensed Consolidated Interim Financial Statements.

109	Jorge Pablo Brito Chairman

EXHIBIT A
(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2026, AND DECEMBER 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of ARS in constant currency)

		Holdings				Position
		03/31/2026			12/31/2025	03/31/2026
Name	Identification	Fair Value	Fair Value Level	Book Amounts	Book Amounts	Position Without Options	Options	Final Position
EQUITY INSTRUMENTS
Measured at fair value through profit or loss
- Local
A3 Mercados SA	30023		1	22,505,303	27,089,184	22,505,303		22,505,303
COELSA			3	3,083,093	3,374,208	3,083,093		3,083,093
SEDESA			3	317,923	347,943	317,923		317,923
AC Inversora SA			3	207,724	227,338	207,724		207,724
Rofex Inversora SA			3	136,644	149,546	136,644		136,644
Argencontrol SA			3	4,388	4,802	4,388		4,388
San Juan Tennis Club SA			3	437	478	437		437
Garantizar SGR				10	11	10		10
Subtotal local				26,255,522	31,193,510	26,255,522		26,255,522
- Foreign
Banco Latinoamericano de Comercio Exterior SA			1	515,855	520,272	515,855		515,855
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales			3	56,640	65,425	56,640		56,640
Subtotal foreign				572,495	585,697	572,495		572,495
Total measured at fair value through profit or loss				26,828,017	31,779,207	26,828,017		26,828,017
TOTAL EQUITY INSTRUMENTS				26,828,017	31,779,207	26,828,017		26,828,017
TOTAL GOVERNMENT AND PRIVATE SECURITIES				5,772,274,972	5,470,840,199	5,939,959,192		5,939,959,192

110	Jorge Pablo Brito Chairman

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF MARCH 31, 2026, AND DECEMBER 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of ARS in constant currency)

COMMERCIAL	03/31/2026	12/31/2025
In normal situation	3,015,900,994	3,620,916,260
With senior “A” collateral and counter-collateral	104,123,168	123,778,660
With senior “B” collateral and counter-collateral	300,100,104	348,205,734
Without senior collateral or counter-collateral	2,611,677,722	3,148,931,866
Subject to special monitoring	3,657,984	16,104,922
In observation
With senior “A” collateral and counter-collateral	238,568
With senior “B” collateral and counter-collateral	520,058
Without senior collateral or counter-collateral	2,899,358	16,104,922
Troubled	17,294,801
With senior “B” collateral and counter-collateral	1,474,988
Without senior collateral or counter-collateral	15,819,813
With high risk of insolvency	7,021,463	16,276,088
With senior “A” collateral and counter-collateral	1,385,094
With senior “B” collateral and counter-collateral	4,534,522	5,103,282
Without senior collateral or counter-collateral	1,101,847	11,172,806
Irrecoverable	17,730,175	9,404,028
With senior “B” collateral and counter-collateral	6,234,280	7,201,197
Without senior collateral or counter-collateral	11,495,895	2,202,831
Subtotal commercial	3,061,605,417	3,662,701,298

111	Jorge Pablo Brito Chairman

EXHIBIT B
(continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF MARCH 31, 2026, AND DECEMBER 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of ARS in constant currency)

CONSUMER AND MORTGAGE	03/31/2026	12/31/2025
Performing	7,424,736,274	8,002,970,818
With senior “A” collateral and counter-collateral	365,096,506	534,940,611
With senior “B” collateral and counter-collateral	595,096,420	651,141,735
Without senior collateral or counter-collateral	6,464,543,348	6,816,888,472
Low risk	326,076,301	290,364,287
With senior “A” collateral and counter-collateral	12,455,051	11,240,481
With senior “B” collateral and counter-collateral	18,491,484	16,021,627
Without senior collateral or counter-collateral	295,129,766	263,102,179
Low risk - in special treatment	4,427,510	3,414,095
With senior “A” collateral and counter-collateral	37,908	15,690
With senior “B” collateral and counter-collateral	26,250	115
Without senior collateral or counter-collateral	4,363,352	3,398,290
Medium risk	283,329,970	227,752,506
With senior “A” collateral and counter-collateral	6,809,852	5,524,837
With senior “B” collateral and counter-collateral	10,595,477	5,520,223
Without senior collateral or counter-collateral	265,924,641	216,707,446
High risk	207,449,908	166,649,064
With senior “A” collateral and counter-collateral	3,533,508	2,450,902
With senior “B” collateral and counter-collateral	11,787,183	7,831,232
Without senior collateral or counter-collateral	192,129,217	156,366,930
Irrecoverable	79,500,922	61,052,931
With senior “A” collateral and counter-collateral	849,359	105,568
With senior “B” collateral and counter-collateral	1,274,522	946,325
Without senior collateral or counter-collateral	77,377,041	60,001,038
Subtotal consumer and mortgage	8,325,520,885	8,752,203,701
Total	11,387,126,302	12,414,904,999

112	Jorge Pablo Brito Chairman

EXHIBIT B
(continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF MARCH 31, 2026, AND DECEMBER 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of ARS in constant currency)

This exhibit discloses the contractual figures as established by the BCRA. The reconciliation with the Condensed Separate Interim Statements of Financial Position is listed below:

	03/31/2026	12/31/2025
Loans and other financing	10,554,381,531	11,621,792,756
Added:
Allowances for loans and other financing	646,420,826	551,431,917
Adjustment amortized cost and fair value	6,262,802	9,670,033
Debt securities of financial trust - Measured at amortized cost	110,080	706,095
Corporate bonds	2,077,284	2,384,380
Subtract:
Interest and other accrued items receivable from financial assets with impaired credit value	(14,986,133)	(12,155,291)
Guarantees provided and contingent liabilities	192,859,912	241,075,109
Total computable items	11,387,126,302	12,414,904,999

113	Jorge Pablo Brito Chairman

EXHIBIT C

CONCENTRATION OF LOANS AND FINANCING FACILITIES
AS OF MARCH 31, 2026, AND DECEMBER 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of ARS in constant currency)

	03/31/2026		12/31/2025
Number of customers	Cut Off Balance	% of Total Portfolio	Cut Off Balance	% of Total Portfolio
10 largest customers	987,598,347	8.67	1,227,105,903	9.88
50 next largest customers	966,205,015	8.49	1,220,374,429	9.83
100 next largest customers	491,093,983	4.31	540,016,773	4.35
Other customers	8,942,228,957	78.53	9,427,407,894	75.94
Total (1)	11,387,126,302	100.00	12,414,904,999	100.00

(1)	See reconciliation in Exhibit B.

114	Jorge Pablo Brito Chairman

EXHIBIT D

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF MARCH 31, 2026
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of ARS in constant currency)

		Remaining Terms to Maturity
Item	Matured	Up to 1 Month	Over 1 Month and up to 3 Months	Over 3 Months and up to 6 Months	Over 6 Months and up to 12 Months	Over 12 Months and up to 24 Months	Over 24 Months	Total
Non-financial public sector	1,220	87,802,829	22,795,194	29,123,950	53,637,777	90,433,598	37,205,291	320,999,859
Financial sector		58,850,965	45,288,650	7,000,816	9,501,382	9,488,732	3,539,507	133,670,052
Non-financial private sector and foreign residents	240,737,886	3,532,560,361	2,000,455,661	1,880,196,290	1,821,955,879	2,150,416,964	2,755,033,194	14,381,356,235
Total	240,739,106	3,679,214,155	2,068,539,505	1,916,321,056	1,885,095,038	2,250,339,294	2,795,777,992	14,836,026,146

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF DECEMBER 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of ARS in constant currency)

		Remaining Terms to Maturity
Item	Matured	Up to 1 Month	Over 1 Month and up to 3 Months	Over 3 Months and up to 6 Months	Over 6 Months and up to 12 Months	Over 12 Months and up to 24 Months	Over 24 Months	Total
Non-financial public sector	1,335	64,981,927	28,717,197	41,581,196	55,279,079	93,448,839	51,877,393	335,886,966
Financial sector		90,831,017	5,979,903	52,491,398	12,301,088	13,108,611	5,169,006	179,881,023
Non-financial private sector and foreign residents	189,227,026	4,163,603,791	1,692,025,756	2,089,754,475	2,296,277,376	2,244,943,984	2,999,027,934	15,674,860,342
Total	189,228,361	4,319,416,735	1,726,722,856	2,183,827,069	2,363,857,543	2,351,501,434	3,056,074,333	16,190,628,331

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

115	Jorge Pablo Brito Chairman

EXHIBIT F

CHANGES IN PROPERTY, PLANT AND EQUIPMENT
AS OF MARCH 31, 2026
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of ARS in constant currency)

	Original					Depreciation					Residual
Item	Value at Beginning of Fiscal Year	Total Life Estimated in Years	Increases	Decreases	Transfers (1)	Accumulated	Transfers (1)	Decreases	Of the Period	At the End	Value at the End of the Period
Cost
Real property	1,045,964,017	50	390,423	2,206,521	(5,960,496)	161,278,417	(933,471)	55,984	5,848,875	166,137,837	872,049,586
Furniture and facilities	183,706,418	10	857,061		4,045,576	92,131,428	11		4,247,339	96,378,778	92,230,277
Machinery and equipment	186,761,419	5	5,445,781	5,119	632,076	112,766,294	1	253	7,772,982	120,539,024	72,295,133
Vehicles	33,510,012	5	134,271	271,244	(45)	26,802,782		226,822	783,751	27,359,711	6,013,283
Work in progress	57,890,170		8,132,676		(9,486,732)						56,536,114
Right of use real property	100,031,819	5	975,479	4,292,032	478,986	80,293,310	178,653	1,823,488	1,644,021	80,292,496	16,901,756
Right of use furniture	11,372,900	5	160,507		(478,825)	5,860,741	(178,653)		632,362	6,314,450	4,740,132
Total property, plant and equipment	1,619,236,755		16,096,198	6,774,916	(10,769,460)	479,132,972	(933,459)	2,106,547	20,929,330	497,022,296	1,120,766,281

(1)	During fiscal year 2026, transfers were made to Non-current Assets Held for Sale.

CHANGES IN PROPERTY, PLANT AND EQUIPMENT
AS OF DECEMBER 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of ARS in constant currency)

	Original					Depreciation					Residual
Item	Value at Beginning of Fiscal Year	Total Life Estimated in Years	Increases	Decreases	Transfers (1)	Accumulated	Transfers (1)	Decreases	For the Fiscal Year	At the End	Value at the End of the Fiscal Year
Cost
Real property	1,029,289,386	50	5,370,707	2,682,168	13,986,092	139,075,019	(4,703)	433,162	22,641,263	161,278,417	884,685,600
Furniture and facilities	151,753,514	10	6,595,485	615	25,358,034	76,604,635	(273)	83	15,527,149	92,131,428	91,574,990
Machinery and equipment	164,766,223	5	20,415,737		1,579,459	82,252,775	(3,326)		30,516,845	112,766,294	73,995,125
Vehicles	33,834,740	5	2,163,763	2,476,881	(11,610)	25,477,454	3,326	2,040,335	3,362,337	26,802,782	6,707,230
Work in progress	46,639,999		52,492,562		(41,242,391)						57,890,170
Right of use real property	100,179,995	5	12,941,857	13,090,033		76,600,385		8,255,797	11,948,722	80,293,310	19,738,509
Right of use furniture	10,122,889	5	1,250,011			3,302,004			2,558,737	5,860,741	5,512,159
Total property, plant and equipment	1,536,586,746		101,230,122	18,249,697	(330,416)	403,312,272	(4,976)	10,729,377	86,555,053	479,132,972	1,140,103,783

(1)	During fiscal year 2025, transfers were made to Non-current Assets Held for Sale.

116	Jorge Pablo Brito Chairman

EXHIBIT F
(continued)

CHANGES IN INVESTMENT PROPERTY
AS OF MARCH 31, 2026
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of ARS in constant currency)

	Original					Depreciation					Residual
Item	Value at Beginning of Fiscal Year	Total Life Estimated in Years	Increases	Decreases	Transfers (1)	Accumulated	Transfers (1)	Decreases	Of the Period	At the End	Value at the End of the Period
Cost
Leased properties	4,698,966	5			(123,478)	997,343			23,031	1,020,374	3,555,114
Other investment properties	91,536,648	50			(459,403)	1,305,066	6,940		43,083	1,355,089	89,722,156
Total investment property	96,235,614				(582,881)	2,302,409	6,940		66,114	2,375,463	93,277,270

(1)	During fiscal year 2026, transfers were made to Non-current Assets Held for Sale.

CHANGES IN INVESTMENT PROPERTY
AS OF DECEMBER 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of ARS in constant currency)

	Original					Depreciation					Residual
Item	Value at Beginning of Fiscal Year	Total Life Estimated in Years	Increases	Decreases	Transfers (1)	Accumulated	Transfers (1)	Decreases	For the Fiscal Year	At the End	Value at the End of the Fiscal Year
Cost
Leased properties	3,872,218	5			826,748	744,428	168,701		84,214	997,343	3,701,623
Other investment properties	86,643,997	50	5,499,303		(606,652)	1,291,177	(168,903)		182,792	1,305,066	90,231,582
Total investment property	90,516,215		5,499,303		220,096	2,035,605	(202)		267,006	2,302,409	93,933,205

(1)	During fiscal year 2025, transfers were made to Non-current Assets Held for Sale.

117	Jorge Pablo Brito Chairman

EXHIBIT G

CHANGES IN INTANGIBLE ASSETS
AS OF MARCH 31, 2026
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of ARS in constant currency)

	Original					Depreciation					Residual
Item	Value at Beginning of Fiscal Year	Useful Life Estimated in Years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	Of the Period	At the End	Value at the End of the Period
Cost
Licenses	114,744,025	5	1,048,319		(343)	90,393,525			2,991,732	93,385,257	22,406,744
Other intangible assets	489,110,969	5	17,162,427		(2,700)	318,691,670			20,636,762	339,328,432	166,942,264
Total intangible assets	603,854,994		18,210,746		(3,043)	409,085,195			23,628,494	432,713,689	189,349,008

CHANGES IN INTANGIBLE ASSETS
AS OF DECEMBER 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of ARS in constant currency)

	Original					Depreciation					Residual
Item	Value at Beginning of Fiscal Year	Useful Life Estimated in Years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	For the Fiscal Year	At the End	Value at the End of the Fiscal Year
Cost
Licenses	103,861,136	5	10,882,889			71,454,034			18,939,491	90,393,525	24,350,500
Other intangible assets	411,052,443	5	78,058,527		(1)	236,238,231	(1)		82,453,440	318,691,670	170,419,299
Total intangible assets	514,913,579		88,941,416		(1)	307,692,265	(1)		101,392,931	409,085,195	194,769,799

118	Jorge Pablo Brito Chairman

EXHIBIT H

DEPOSIT CONCENTRATION
AS OF MARCH 31, 2026, AND DECEMBER 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of ARS in constant currency)

	03/31/2026		12/31/2025
Number of Customers	Outstanding Balance	% of Total Portfolio	Outstanding Balance	% of Total Portfolio
10 largest customers	1,778,427,585	12.77	1,964,367,965	13.21
50 next largest customers	1,530,110,386	10.99	1,665,684,869	11.20
100 next largest customers	703,654,232	5.05	718,408,644	4.83
Other customers	9,913,517,656	71.19	10,518,628,456	70.76
Total	13,925,709,859	100.00	14,867,089,934	100.00

119	Jorge Pablo Brito Chairman

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS
AS OF MARCH 31, 2026
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of ARS in constant currency)

	Remaining Terms to Maturity
Item	Up to 1 Month	Over 1 Month and up to 3 Months	Over 3 Months and up to 6 Months	Over 6 Months and up to 12 Months	Over 12 Months and up to 24 Months	Over 24 Months	Total
Deposits	12,143,918,878	1,472,416,192	197,936,938	208,984,517	4,450,178	128,553	14,027,835,256
From the non-financial public sector	660,801,866	107,001,394	18,443,920	2,652,229			788,899,409
From the financial sector	20,014,096						20,014,096
From the non-financial private sector and foreign residents	11,463,102,916	1,365,414,798	179,493,018	206,332,288	4,450,178	128,553	13,218,921,751

Derivative financial instruments	175,138	5,183,132					5,358,270

Other financial liabilities	1,030,488,806	5,790,357	6,565,184	11,971,574	20,875,424	30,072,335	1,105,763,680

Financing received from the BCRA and other financial institutions	15,459,910	59,004,092	22,397,833	573,215	115,263		97,550,313

Issued corporate bonds		29,314,465	22,124,125	51,438,590	102,877,180	1,506,652,899	1,712,407,259

Subordinated corporate bonds		5,725,192		173,667,211			179,392,403
Total	13,190,042,732	1,577,433,430	249,024,080	446,635,107	128,318,045	1,536,853,787	17,128,307,181

This exhibit discloses contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

120	Jorge Pablo Brito Chairman

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS
AS OF DECEMBER 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of ARS in constant currency)

	Remaining Terms to Maturity
Item	Up to 1 Month	Over 1 Month and up to 3 Months	Over 3 Months and up to 6 Months	Over 6 Months and up to 12 Months	Over 12 Months and up to 24 Months	Over 24 Months	Total
Deposits	13,218,336,002	1,265,100,464	287,650,480	193,702,821	3,257,070	304,912	14,968,351,749
From the non-financial public sector	572,358,731	78,560,848	53,859,061	3,896			704,782,536
From the financial sector	20,377,207						20,377,207
From the non-financial private sector and foreign residents	12,625,600,064	1,186,539,616	233,791,419	193,698,925	3,257,070	304,912	14,243,192,006

Derivative financial instruments	44,567	17,119	484,134				545,820

Other financial liabilities	1,102,561,223	6,491,193	6,855,801	13,888,100	24,576,957	38,804,697	1,193,177,971

Financing received from the BCRA and other financial institutions	45,793,340	64,377,333	60,059,912	905,604	269,749		171,405,938

Issued corporate bonds			33,861,044	33,861,044	67,722,088	948,109,237	1,083,553,413

Subordinated corporate bonds			21,220,652	660,108,278			681,328,930
Total	14,366,735,132	1,335,986,109	410,132,023	902,465,847	95,825,864	987,218,846	18,098,363,821

This exhibit discloses contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

121	Jorge Pablo Brito Chairman

EXHIBIT J

CHANGES IN PROVISIONS
AS OF MARCH 31, 2026
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of ARS in constant currency)

	Amounts at Beginning of		Decreases		Monetary Effect Generated by
Item	Fiscal Year	Increases	Reversals	Write-off	Provisions	03/31/2026
Provisions for eventual commitments	26,078,178	6,445,798		2,748,150	(2,224,617)	27,551,209
For administrative, disciplinary and criminal penalties	547				(47)	500
Provisions for termination benefits	40,293,738	2,136,071		14,472,321	(3,230,886)	24,726,602
Other	10,681,618	4,534,584		3,636,190	(962,292)	10,617,720
Total provisions	77,054,081	13,116,453		20,856,661	(6,417,842)	62,896,031

CHANGES IN PROVISIONS
AS OF DECEMBER 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of ARS in constant currency)

	Amounts at Beginning of		Decreases		Monetary Effect Generated by
Item	Fiscal Year	Increases	Reversals	Write-off	Provisions	12/31/2025
Provisions for eventual commitments	11,084,843	25,925,526		7,180,513	(3,751,678)	26,078,178
For administrative, disciplinary and criminal penalties	720				(173)	547
Provisions for termination benefits		40,293,738				40,293,738
Other	13,252,238	15,172,503		14,282,999	(3,460,124)	10,681,618
Total provisions	24,337,801	81,391,767		21,463,512	(7,211,975)	77,054,081

122	Jorge Pablo Brito Chairman

EXHIBIT K

COMPOSITION OF CAPITAL STOCK
AS OF MARCH 31, 2026
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of ARS in constant currency)

Shares				Capital Stock
Class	Stock Number	Face Value	Votes per Share	Issued Outstanding	In Treasury (1)	Paid-in
Registered common stock A	11,235,670	1	5	11,236		11,236
Registered common stock B	628,177,738	1	1	628,154	23	628,177
Total	639,413,408			639,390	23	639,413

(1)	See Note 28.

COMPOSITION OF CAPITAL STOCK
AS OF DECEMBER 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of ARS in constant currency)

Shares				Capital Stock
Class	Stock Number	Face Value	Votes per Share	Issued Outstanding	In Treasury (1)	Paid-in
Registered common stock A	11,235,670	1	5	11,236		11,236
Registered common stock B	628,177,738	1	1	628,154	23	628,177
Total	639,413,408			639,390	23	639,413

(1)	See Note 28.

123	Jorge Pablo Brito Chairman

EXHIBIT L

FOREIGN CURRENCY AMOUNTS
AS OF MARCH 31, 2026, AND DECEMBER 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of ARS in constant currency)

	03/31/2026					12/31/2025
		Total per Currency
Item	Total Parent Company and Local Branches	US Dollar	Euro	Real	Other	Total
Assets
Cash and deposits in banks	3,693,520,651	3,650,885,684	37,984,548	317,247	4,333,172	3,749,362,545
Debt securities at fair value through profit or loss	88,321,201	88,321,201				176,052
Other financial assets	66,940,711	66,848,495	92,216			62,886,660
Loans and other financing	2,226,121,586	2,225,608,829	512,757			2,474,055,338
Other financial entities	124,888	124,888				144,263
Non-financial private sector and foreign residents	2,225,996,698	2,225,483,941	512,757			2,473,911,075
Other debt securities	42,459	42,459				53,417
Financial assets delivered as guarantee	33,410,064	33,410,064				70,875,728
Equity instruments at fair value through profit or loss	572,495	572,495				585,697
Investments in subsidiaries, associates and joint ventures	68,905,730	68,905,730				77,537,159
Total assets	6,177,834,897	6,134,594,957	38,589,521	317,247	4,333,172	6,435,532,596

Liabilities
Deposits	4,665,693,133	4,639,765,208	25,927,925			5,233,464,670
Non-financial public sector	203,356,061	203,356,061				165,615,490
Financial sector	16,646,732	16,646,732				19,213,360
Non-financial private sector and foreign residents	4,445,690,340	4,419,762,415	25,927,925			5,048,635,820
Other financial liabilities	119,818,220	110,007,502	9,347,181	115	463,422	125,739,012
Financing received from the BCRA and other financial institutions	94,756,339	94,243,134	513,205			148,247,337
Issued corporate bonds	1,295,865,258	1,295,865,258				837,192,529
Subordinated corporate bonds	172,735,044	172,735,044				647,067,830
Other non-financial liabilities	143,287,292	143,287,292				4,644,295
Total liabilities	6,492,155,286	6,455,903,438	35,788,311	115	463,422	6,996,355,673

124	Jorge Pablo Brito Chairman

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS
AS OF MARCH 31, 2026
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of ARS in constant currency)

Type of Contract	Purpose of the Transactions Performed	Underlying Asset	Type of Settlement	Negotiation Environment or Counter-party	Originally Agreed Weighted Average Term (Months)	Residual Weighted Average Term (Months)	Weighted Daily Average Term Settlement of Differences (Days)	Amount (1)
Futures (2)	Intermediation - own account	Foreign currency	Daily settlement of differences	A3 Mercados SA	2	2	1	82,696,713
Forward (2)	Intermediation - own account	Foreign currency	Maturity settlement of differences	Over The Counter - Residents in Argentina – Non-financial sector	8	2	30	77,477,272
Repo transactions	Intermediation - own account	Local government securities	With delivery of underlying asset	Other local markets	1	1		36,078,750
Futures (2)	Intermediation - own account	Foreign currency	Daily settlement of differences	Other local markets	2	2	1	24,420,500

(1)	Related to the valuation of the underlying traded, disclosed in absolute values.

(2)	Related to compensated operations forward (OCT, for its acronym in Spanish).

125	Jorge Pablo Brito Chairman

EXHIBIT Q

BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2026 AND 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of ARS in constant currency)

	Net Financial Income / (Loss)
	Mandatory Measurement
Item	Quarter Ended 03/31/2026	Quarter Ended 03/31/2025
For measurement of financial assets at fair value through profit or loss
Gain from government securities	81,202,455	26,877,425
(Loss) / gain from private securities	(3,636,231)	836,682
Gain from derivative financial instruments
Forward transactions		1,878,048
(Loss) / gain from other financial assets	(156,539)	7,890
Gain from equity instruments at fair value through profit or loss	77,556	16,677,396
Gain from sale or write-off of financial assets at fair value (1)	151,538	7,254,465
For measurement of financial liabilities at fair value through profit or loss
Loss from derivative financial instruments
Forward transactions	(25,211,791)
Options		(2,307,331)
Total	52,426,988	51,224,575

(1)	Net amount of reclassifications to profit of instruments classified at fair value through other comprehensive income that were derecognized or charged during the period.

126	Jorge Pablo Brito Chairman

EXHIBIT Q
(continued)

BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2026 AND 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of ARS in constant currency)

	Financial Income / (Loss)
Interest and Adjustment for the Application of the Effective Interest Rate of Financial Assets and Financial Liabilities Measured at Amortized Cost	Quarter Ended 03/31/2026	Quarter Ended 03/31/2025
Interest income
for cash and bank deposits	5,244,760	2,873,892
for government securities	439,148,515	333,301,849
for private securities	142,565	348,856
for loans and other financing
Non-financial public sector	23,081,053	8,143,574
Financial sector	9,638,424	3,684,250
Non-financial private sector
Overdrafts	135,909,552	83,814,370
Documents	90,700,697	66,760,278
Mortgage loans	86,963,144	60,073,226
Pledge loans	9,447,345	6,496,223
Personal loans	399,849,994	338,048,302
Credit cards	103,742,120	104,520,187
Financial leases	1,657,076	3,470,014
Other	143,599,807	108,502,932
for repo transactions
Central Bank of Argentina	1,982,187
Other financial entities	5,793,526	1,145,235
Total	1,456,900,765	1,121,183,188
Interest expenses
for deposits
Non-financial private sector
Checking accounts	(9,634,415)	(17,810,774)
Saving accounts	(7,129,209)	(6,098,458)
Time deposits and investments accounts	(433,743,956)	(340,298,355)
for financing received from the BCRA and other financial institutions	(1,578,831)	(408,250)
for repo transactions
Other financial entities	(1,133,972)	(1,700,846)
for other financial liabilities	(1,020,423)	(616,042)
for issued corporate bonds	(23,643,637)	(1,965,270)
for other subordinated corporate bonds	(4,878,419)	(9,194,890)
Total	(482,762,862)	(378,092,885)

127	Jorge Pablo Brito Chairman

EXHIBIT Q
(continued)

BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2026 AND 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of ARS in constant currency)

	Income of the Period	Other Comprehensive Income	Income of the Period	Other Comprehensive Income
Interest and Adjustment for the Application of the Effective Interest Rate of Financial Assets Measured at Fair Value Through OCI	Quarter Ended 03/31/2026	Quarter Ended 03/31/2026	Quarter Ended 03/31/2025	Quarter Ended 03/31/2025
For debt government securities	762	1,406	24,708,758	284,896
Total	762	1,406	24,708,758	284,896

	Income of the Period
Item	Quarter Ended 03/31/2026	Quarter Ended 03/31/2025
Commissions income
Commissions related to obligations	120,719,282	119,553,303
Commissions related to credits	2,330,033	4,125,824
Commissions related to loans commitments and financial guarantees	137,068	217,930
Commissions related to securities value	2,855,347	3,171,797
Commissions for credit cards	60,642,149	65,902,669
Commissions for insurances	15,512,545	16,237,584
Commissions related to trading and foreign exchange transactions	7,802,051	7,075,771
Total	209,998,475	216,284,878

Commissions expenses
Commissions related to trading and foreign exchange transactions	(367,058)	(1,014,762)
Other
Commissions paid ATM exchange	(3,949,979)	(7,506,559)
Checkbooks commissions and clearing houses	(6,240,217)	(6,651,728)
Credit cards and foreign trade commissions	(1,552,979)	(1,998,767)
Total	(12,110,233)	(17,171,816)

128	Jorge Pablo Brito Chairman

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF MARCH 31, 2026
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of ARS in constant currency)

		Movements Between Stages of the Period
			ECL of Remaining Life of Financial Asset
Item	Amounts at Beginning of the Fiscal Year	ECL of the Next 12 Months	Financial Instruments with a Significant Increase in Credit Risk	Financial Instruments with Impairment	Monetary Effect Generated by Allowances	03/31/2026
Other financial assets	1,489,546	(1,066)		(246,872)	(120,854)	1,120,754
Loans and other financing	551,431,917	19,756,067	33,957,144	93,395,250	(52,119,552)	646,420,826
Other financial entities	53,182	(10,709)			(4,258)	38,215
To the non-financial private sector and foreign residents
Overdrafts	42,201,132	3,335,778	10,488,961	10,162,185	(4,381,886)	61,806,170
Documents	17,334,975	1,063,055	3,039,568	11,597,841	(1,980,565)	31,054,874
Mortgage loans	23,638,467	549,137	1,067,104	5,583,846	(2,261,843)	28,576,711
Pledge loans	5,893,820	981,541	1,531,211	2,110,279	(651,297)	9,865,554
Personal loans	249,484,063	7,969,713	3,673,675	23,774,216	(22,618,595)	262,283,072
Credit cards	147,345,288	5,003,615	309,227	18,276,612	(13,441,072)	157,493,670
Financial leases	510,772	(4,006)	40,492	409,937	(57,857)	899,338
Other	64,970,218	867,943	13,806,906	21,480,334	(6,722,179)	94,403,222
Eventual commitments	26,078,178	4,201,579	(359,954)		(2,368,594)	27,551,209
Other debt securities	5,317	(2,838)			(371)	2,108
Total allowances	579,004,958	23,953,742	33,597,190	93,148,378	(54,609,371)	675,094,897

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF DECEMBER 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of ARS in constant currency)

		Movements Between Stages for the Fiscal Year
			ECL of Remaining Life of Financial Asset
Item	Amounts at Beginning of the Fiscal Year	ECL of the Next 12 Months	Financial Instruments with a Significant Increase in Credit Risk	Financial Instruments with Impairment	Monetary Effect Generated by Allowances	12/31/2025
Other financial assets	360,564	(328,463)		1,656,607	(199,162)	1,489,546
Loans and other financing	177,208,663	89,530,047	136,866,638	239,246,377	(91,419,808)	551,431,917
Other financial entities	42,780	34,746	(300)		(24,044)	53,182
To the non-financial private sector and foreign residents
Overdrafts	17,491,812	5,434,551	9,237,458	17,912,306	(7,874,995)	42,201,132
Documents	7,982,320	1,768,883	266,583	10,374,097	(3,056,908)	17,334,975
Mortgage loans	12,597,401	2,923,508	5,887,160	6,640,648	(4,410,250)	23,638,467
Pledge loans	2,449,556	223,377	1,092,719	3,176,224	(1,048,056)	5,893,820
Personal loans	60,252,440	49,413,316	66,902,390	111,590,783	(38,674,866)	249,484,063
Credit cards	51,223,674	24,919,132	38,732,652	58,534,156	(26,064,326)	147,345,288
Financial leases	635,039	(375,953)	75,795	298,572	(122,681)	510,772
Other	24,533,641	5,188,487	14,672,181	30,719,591	(10,143,682)	64,970,218
Eventual commitments	11,084,843	14,952,306	3,937,636		(3,896,607)	26,078,178
Other debt securities	8,374	(426)			(2,631)	5,317
Total allowances	188,662,444	104,153,464	140,804,274	240,902,984	(95,518,208)	579,004,958

129	Jorge Pablo Brito Chairman

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 23, 2026

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name:	Jorge Francisco Scarinci
Title:	Chief Financial Officer